FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For February 14, 2005

Cableuropa, S.A.U.

(Translation of registrant’s name into English)

Edificio Belagua, calle Basauri 7

Urbanización La Florida

28023 Aravaca

Madrid, Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

COMMERCIAL CREDIT AGREEMENT

€1,250,000,000

among

Cableuropa, S.A.U.

and

Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.

as Borrowers

Cableuropa, S.A.U.

Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.

and

other members of the Cableuropa Group

as Guarantors

Ahorro Corporación Financiera

ICO

SCH

ABN AMRO

BNP Paribas

Caixa Catalunya

CALYON

Royal Bank of Scotland

Société Générale

SabadellAtlántico

Caixa d’Estalvis i Pensions de Barcelona

Fortis Bank

WestLB

Bank of Scotland

Deutsche Bank

as Mandated Lead Arrangers and Bookrunners

and

Banesto

Rabobank

BBVA

as

Arrangers

Madrid, February 9, 2005

Uría & Menéndez

Abogados

Jorge Juan, 6

28001 Madrid

TABLE OF CONTENTS

1.	DEFINITIONS

2.	AMOUNTS, DISTRIBUTION, TRANCHES AND OBLIGATIONS OF THE BORROWERS

3.	USE OF FUNDS

4.	RIGHTS AND OBLIGATIONS OF THE LENDERS SEVERAL

5.	CONDITIONS PRECEDENT TO THE DRAWDOWN OF THE CREDIT FACILITIES

6.	INTEREST

7.	REPAYMENT

8.	FEES

9.	PAYMENTS

10.	INCREASED COSTS AND CHANGE IN LEGAL CIRCUMSTANCES

11.	INDEMNIFICATION

12.	REPRESENTATIONS AND WARRANTIES

13.	DUTIES TO PROVIDE INFORMATION

14.	COMPLIANCE WITH FINANCIAL RATIOS

15.	OTHER DUTIES OF THE OBLIGORS

16.	EARLY TERMINATION EVENTS

17.	LOAN ACCOUNTS

18.	PERSONAL GUARANTEES AND IN REM SECURITY INTERESTS

19.	AGENT

20.	ASSIGNMENTS

21.	ENFORCEMENT PROCEDURES

22.	TAXES AND EXPENSES

23.	NOTICES

24.	MISCELLANEOUS

25.	APPLICABLE LAW AND JURISDICTION

ii

SCHEDULES

Schedule 1	Existing Debt: (a) Existing Bank Guarantees; (b) Existing Subsidised Financing; and (c) other financial debt

Schedule 2	Existing Senior Bank Facilities

Schedule 3	Base Case

Schedule 4	Organisational Chart of the Group

Schedule 5	Notarial deed of Accession

Schedule 6	Notarial deed of Guarantee

Schedule 7	Form of Transfer Certificate

Schedule 8	Form of Drawdown Request

Schedule 9	Form of Bank Guarantee Request

Schedule 10	Form of Pledge Agreement relating to the shares of the Borrowers or Guarantors

Schedule 11	Form of Pledge Agreement relating to the credit rights arising under the financial debt agreements signed by the Borrowers and the Guarantors

Schedule 12	Form of Pledge Agreement relating to the credit rights arising under the insurance contracts signed by the Borrowers and the Guarantors

Schedule 13	Form of Pledge Agreement relating to the credit rights arising from the bank accounts

Schedule 14

Form of Certificate of Compliance with Financial Covenants: (a) prepared by the Chief Financial Officer of Cableuropa; (b) prepared by the Chief Financial Officer of Cableuropa and verified by the Auditor; and (c) prepared by the Chief Financial Officer of Cableuropa for the purposes of Clause 5.2 (c)

Schedule 15	Form of Notarial deed of Irrevocable Power of Attorney

Schedule 16	Forms of text of Bank Guarantee

iii

On February 9, 2005, in Madrid

AMONG

I.                               On the one part:

•                                Cableuropa, S.A.U., a Spanish company, with offices at calle Basauri 7, Edificio Belagua, Urbanización La Florida, Aravaca, (Distrito Moncloa-Aravaca), Madrid, incorporated on 2 June 1992, before the Notary Public of Madrid, Mr. José María Arriola Arana, entered under number 1,868 in the notary’s official registry and registered with the Registro Mercantil de Madrid (Madrid Commercial Registry) at Volume 9174, folio 38, page M-147.606, NIF number (Tax Identification Number) A-48514343. The company is represented by (i) Mr. Eugenio Galdón Brugarolas, of legal age, of Spanish nationality, with professional address at Edificio Belagua, calle Basauri nº 7-9, Urbanización La Florida, (Distrito Moncloa-Aravaca), Madrid, holder of NIF number (Tax Identification Number) 15770020-R, as Chairman, pursuant to a Public Deed granted on 5 May 2004 before the Notary Public of Madrid, Mr. Francisco Javier Cedrón López-Guerrero and entered in the notary’s official registry under number 1,156; and (ii) Mr. Richard David Alden, of legal age, of British nationality, with professional address at Edificio Belagua, calle Basauri nº 7-9, Urbanización La Florida, (Distrito Moncloa-Aravaca), Madrid, holder of NIE number (Foreign Citizen Identification Number) X-2543350-X, as Managing Director, pursuant to a Public Deed granted on 4 December 2003 before the Notary Public of Madrid, Mr. Francisco Javier Cedrón López-Guerrero and entered in the notary’s official registry under number 2,821. Cableuropa, S.A.U. shall hereinafter be referred to as “Cableuropa”.

•                                Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A., a Spanish company, with offices at Parque Tecnológico de Boecillo, parcela 2002, 47151-Boecillo, Valladolid, incorporated on 18 August 1997, before the Notary Public of Valladolid, Mr. Manuel Sagardia Navarro, entered under number 3,196 in the notary’s official registry and registered with the Registro Mercantil de Valladolid (Valladolid Commercial Registry) at Volume 718, folio 50, section 8, page VA-8610, NIF number (Tax Identification Number) A-47401161. The company is represented by Mr. Richard David Alden, of legal age, of British nationality, with professional address at Edificio Belagua, calle Basauri nº 7-9, Urbanización La Florida, (Distrito Moncloa-Aravaca), Madrid, holder of NIE number (Foreign Citizen Identification Number) X-2543350-X, as representative of the Managing Director (the company Cableuropa, S.A.U.), pursuant to a Public Deed granted on 16 June 2004 before the Notary Public of Oviedo, Mr. José Antonio Caicoya Cores and entered in the notary’s official registry under number 1,710. Retecal Sociedad Operadora de Telecomunicaciones de Castilla y León, S.A.U. shall hereinafter be referred to as “Retecal”.

II.                           On the other part:

•                                Valencia de Cable, S.A.U., a Spanish company, with offices at Gremis 12, Polígono Vara de Quart, Valencia, incorporated on 7 July 1995, before the Notary Public of Madrid, Mr. Francisco Javier Cedrón López-Guerrero, entered under number 1,470 in the notary’s official registry and registered with the Registro Mercantil de Valencia (Valencia Commercial Registry) at Volume 5479, Book 2876, folio 4, page V-47567, NIF number (Tax Identification Number) A-81237307. The company is represented by Mr. Richard David Alden, of legal age, of British nationality, with professional address at Edificio Belagua, calle Basauri nº 7-9, Urbanización La Florida, (Distrito Moncloa-Aravaca), Madrid, holder of NIE number (Foreign Citizen Identification Number) X-2543350-X, as representative of the Managing Director (the company Cableuropa, S.A.U.), pursuant to a Public Deed granted on 27 July 2004, before the Notary Public of Valencia, Mr. Salvador Alborch Domínguez and entered in the notary’s official registry under number 5,996. Valencia de Cable, S.A.U. shall hereinafter be referred to as “Valencia”.

•                                Mediterránea Norte Sistemas de Cable, S.A.U., a Spanish company, with offices at Hermanos Bou 16, Castellón, incorporated on 7 July 1995, before the Notary Public of Madrid, Mr. Francisco Javier Cedrón López-Guerrero and registered with the Registro Mercantil de Castellón (Castellón Commercial Registry) at Volume 813, Book 380, Folio 168 overleaf, page CS-10448, NIF number (Tax Identification Number) A-81237869. The company is represented by Mr. Richard David Alden, of legal age, of British nationality, with professional address at Edificio Belagua, calle Basauri nº 7-9, Urbanización La Florida, (Distrito Moncloa-Aravaca), Madrid, holder of NIE number (Foreign Citizen Identification Number) X-2543350-X, as representative of the Managing Director (the company Cableuropa, S.A.U.), pursuant to a Public Deed granted on 27 July 2004, before the Notary Public of Valencia, Mr. Salvador Alborch Domínguez and entered in the notary’s official registry under number 5,997. Mediterránea Norte Sistemas de Cable, S.A.U. shall hereinafter be referred to as “Valencia Norte”.

•                                Mediterránea Sur Sistemas de Cable, S.A.U., a Spanish company, with offices at Carretera de Ocaña 15, Alicante, incorporated on 7 July 1995, before the Notary Public of Madrid, Mr. Francisco Javier Cedrón López-Guerrero and registered with the Registro Mercantil de Alicante (Alicante Commercial Registry) at Volume 1855, Folio 16, Page A-34967, NIF number (Tax Identification Number) A-81238412. The company is represented by Mr. Richard David Alden, of legal age, of British nationality, with professional address at Edificio Belagua, calle Basauri nº 7-9, Urbanización La Florida, (Distrito Moncloa-Aravaca), Madrid, holder of NIE number (Foreign Citizen Identification Number) X-2543350-X, as representative of the Managing Director (the company Cableuropa, S.A.U.), pursuant to a Public Deed granted on 27 July 2004 before the Notary Public of Valencia, Mr. Salvador Alborch Domínguez, and entered in the notary’s official registry under number 5,998. Mediterránea Sur Sistemas de Cable, S.A.U. shall hereinafter be referred to as “Valencia Sur”.

III.                       On the other part:

•                                ABN AMRO Bank, N.V. Sucursal en España, with offices at c/ José Ortega y Gasset 29, Madrid with C.I.F A-0031021-I. The company is represented by Ms. Iliana Vladimirova Paskova, holder of Passport No. 336.658.420, and by Mr. Fernando González Romero, holder of N.I.F. No. 07.868.424-D. ABN AMRO Bank, N.V. Sucursal en España shall hereinafter be referred to as “ABN AMRO”.

•                                Caja de Ahorros de Valencia, Castellón y Alicante, with offices at c/ Pintor Sorolla, 8, 46002 Valencia, with C.I.F. G-46.002.804.  The company is represented by Mr. Vicente-Ramón Rozalén Fortea, holder of N.I.F. 22.639.569-W. Caja de Ahorros de Valencia, Castellón y Alicante shall hereinafter be referred to as “Bancaja”.

•                                Bank of Scotland, Sucursal en España, with offices at Paseo de la Castellana, 52, tercera planta, 28046 Madrid, with C.I.F. N-66568-G.  The company is represented by Mr. Ignacio Antonio Alario Sánchez-Valladares, holder of N.I.F. 5.427.615-Y, and by Mr. Máximo del Río Ortiz, holder of N.I.F. 50.310.552-F. Bank of Scotland, Sucursal en España shall hereinafter be referred to as, “BOS”.

•                                BNP Paribas, Societé Anonyme, with offices at París, 016 Boulevard des Italiens 75009, with the No. R.C.S. París B662 042 449 (1966B04244) of Paris Commercial and Companies Registry, acting through its Spanish Branch, with offices at c/ Ribera del Loira 28, 28042 Madrid and with C.I.F. A-0011117-I. The company is represented by Mr. Ramiro Mato García, holder of N.I.F. 50.667.282-F and by Mr. Francisco de Asís González del Valle de la Brena, holder of N.I.F. 50.712.914-F. BNP Paribas, Societé Anonyme shall hereinafter be referred to as “BNPP”.

•                                Caixa d’Estalvis de Catalunya, with offices at plaza de Antonio Maura 6, Barcelona, with C.I.F. G-08169815.  The company is represented by Mr. Óscar Sánchez Bargos, holder of N.I.F. 837908-H and by Mr. Agustí Faus Riera, holder of N.I.F. 38052439-C. Caixa d’Estalvis de Catalunya shall hereinafter be referred to as “Caixa Catalunya”.

•                                Caixa de Aforros de Vigo, Ourense e Pontevedra, with offices at Avda. García Barbón, 1 y 3, 36201 Vigo (Pontevedra), with C.I.F. G-36600369.  The company is represented by Mr. Pablo Francisco Herrero Martínez, holder of N.I.F. 01084898B. Caixa de Aforros de Vigo, Ourense e Pontevedra shall hereinafter be referred to as “Caixanova”.

•                                Caja de Ahorros del Mediterráneo, with offices at c/ San Fernando 40, Alicante, with C.I.F. G-03046562 The company is represented by

Mr. Ignacio Cubillo Santamaría, holder of N.I.F. 5.380.719. Caja de Ahorros del Mediterráneo shall hereinafter be referred to as “CAM”.

•                                Caja de Ahorros de Castilla La Mancha, with offices at Cuenca, Parque de San Julián, nº 20 with C.I.F. G-16131336.  The company is represented by Ms. María Victoria Carrasco Padilla, holder of N.I.F. 4.591.461V and by Ms. María Dolores Romero Martínez, holder of N.I.F. 44.379.877-C. Caja de Ahorros de Castilla La Mancha shall hereinafter be referred to as “CCM”.

•                                Caja Insular de Ahorros de Canarias with offices at c/ Triana 20, 35002 Las Palmas de Gran Canaria, with C.I.F. G-35000272. The company is represented by Mr. Luis Sánchez-Guerra Roig, holder of N.I.F. 51.349.453-K. Caja Insular de Ahorros de Canarias shall hereinafter be referred to as “La Caja de Canarias”.

•                                Caja de Ahorros de Murcia, with offices at Murcia, Gran Vía Escultor Salcillo 23, 30005, with C.I.F. G-30010185.  The company is represented by Mr. Alfonso Estrada Fernández-Hontoria, holder of N.I.F.50.829.764-V. Caja de Ahorros de Murcia shall hereinafter be referred to as “Caja Murcia”.

•                                Caja de Ahorros Provincial San Fernando de Sevilla y Jerez, with offices at plaza San Francisco 1, 41004 Sevilla, with C.I.F. G-41000167. The company is represented by Mr. José Luis Pérez Pérez, holder of N.I.F. 51.320.437-P. Caja de Ahorros Provincial San Fernando de Sevilla y Jerez shall hereinafter be referred to as “Caja San Fernando”.

•                                Calyon, Sucursal en España, with offices at Pº de la Castellana, 1. 28046 Madrid, with C.I.F. A-0011043-G The company is represented by Mr. Juan Evaristo Fábregas Sasiaín, holder of N.I.F 14880020-D and by Ms. Myriam Cantero Suárez, holder of N.I.F. 799.921-G. Calyon, Sucursal en España shall hereinafter be referred to as “Calyon”.

•                                Deutsche Bank AG, London, with offices at Great Britain, Winchester House, 1 Great Winchester Street, London, EC2N 2DB, with Tax Identification Number 178/53500/11971. The company is represented by Mr. Juergen Stein holder of Passport No. 2138176260. Deutsche Bank AG, London shall hereinafter be referred to as “Deutsche Bank”.

•                                Fortis Bank, S.A./ N.V. U.K. Branch, with offices at Camomile Court, 23 Camomile St, London EC3A 7PP, with Tax Identification Number 268 61680 16530 The company is represented by Mr. Dean Byrne holder of Passport No. 023113754. Fortis Bank S.A./ N.V. U.K. Branch shall hereinafter be referred to as “Fortis Bank”.

•                                Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja, with offices at Pza. Basilio Paraíso, 2 50008 Zaragoza, with C.I.F. A-50000652.  The company is represented by Mr. Pedro Manuel Dolz Tomey, holder of

N.I.F. 29.102.335-K. Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja shall hereinafter be referred to as “Ibercaja”.

•                                Instituto de Crédito Oficial, with offices at Pso. del Prado 4, 28014 Madrid with C.I.F. Q-28-76002 C. The company is represented by Mr. Carlos Luceño Sánchez, holder of N.I.F.51.369.482-V. Instituto de Crédito Oficial shall hereinafter be referred to as “ICO”.

•                                Caixa d’Estalvis i Pensions de Barcelona, with offices at Avda. Diagonal 621-629, 08028 Barcelona, with C.I.F. G-5889999/8 The company is represented by Mr. Juan Antonio Pérez Goñi, holder of N.I.F. 22.721.573-B and by Mr. Ángel García Llamazares holder of N.I.F. 14.860.370-R. Caixa d’Estalvis i Pensions de Barcelona shall hereinafter be referred to as “la Caixa”.

•                                The Royal Bank of Scotland, Plc., with offices at 36 Saint Andrew Square, Edimburgo EH2 2YB, Escocia with Company Identification Number 90312.  The company is represented by Mr. Juan Carlos García Centeno, holder of N.I.F. 00812421-S. The Royal Bank of Scotland, Plc. shall hereinafter be referred to as “RBS”.

•                                Banco de Sabadell, S.A., with offices at Sabadell, Plaza de Catalunya, 1, with C.I.F. A-08000143. The company is represented by Mr. José Carlos Hernández Bertomeu, holder of N.I.F. 694.691-E and by Mr. Joan Jiménez Delgado holder of N.I.F. 33.878.067-X. Banco de Sabadell, S.A. shall hereinafter be referred to as “Sabadell”.

•                                Banco Santander Central Hispano, S.A., with offices at Santander, Paseo de Pereda 9-12, with C.I.F. A-39000013. The company is represented by Mr. Mariano Olmeda Sarrión, holder of N.I.F. 50.302.503-P and by Mr. Tomás González Peña holder of N.I.F. 17.135.320. Banco Santander Central Hispano, S.A. shall hereinafter be referred to as “SCH”.

•                                Société Générale, S.A. with offices at Boulevard Houssmann 75009, Paris with Tax Identification Number RCS Paris B 552 12022229. The company is represented by Ms. Eva Piera Rojo, holder of N.I.F. 7.489.673-E and by Mr. Vicente Iglesias Díez holder of N.I.F. 00392684-M. Société Générale, S.A. shall hereinafter be referred to as “SG”.

•                                Montes de Piedad y Cajas de Ahorro de Ronda, Cádiz, Almería, Málaga y Antequera, with offices at Avda. de Andalucía 10-12, 29007 Málaga with C.I.F. G-29498086. The company is represented by Mr. Francisco Linde Cirujano, holder of N.I.F. 25.040.165-L and by Mr. Antonio Avilés Mayorga holder of N.I.F. 24.776.324-B. Montes de Piedad y Cajas de Ahorro de Ronda, Cádiz, Almería, Málaga y Antequera shall hereinafter be referred to as “Unicaja”.

•                                WestLB AG, London Branch, with offices at Woolgate, Exchange 25 Basinghall Street, London EC2V 5HA with Tax Identification Number

268/63500/39870. The company is represented by Mr. Andrew Feary, holder of Passport No. 019199491 and by Mr. Berto Nuvoloni holder of Residence Identification No. X-0973980. WestLB AG, London Branch shall hereinafter be referred to as “WestLB”.

•                                Banco Español de Crédito, S.A., with offices at C/ Gran Vía de Hortaleza 3, 28043 Madrid with C.I.F. A-28000032. The company is represented by Mr. Jaime Ybarra Loring, holder of N.I.F. 28.722.752-F and by Mr. José Ignacio Martín Aguirre holder of N.I.F. 28.866.022-X. Banco Español de Crédito, S.A. shall hereinafter be referred to as “Banesto”.

•                                Banco Bilbao Vizcaya Argentaria, S.A., with offices at Plaza de San Nicolás 4, Madrid with C.I.F. A-48265169. The company is represented by Mr. Pedro Luis Michelena Izquiero, holder of N.I.F. 22700596-X and by Mr. Armando Barturen Panera holder of N.I.F. 5.382.213-Y. Banco Bilbao Vizcaya Argentaria, S.A. shall hereinafter be referred to as “BBVA”.

•                                Coöperative Centrale Raifeeisen-Boerenleenbank B.A., Sucursal en España, with offices at Madrid, c/ Padilla 30, with C.I.F. A-F0031750-C The company is represented by Mr. Carlos Gómez-Arroyo Blázquez, holder of N.I.F. 5.215.975-N and by Mr. Juan de Porras Aguirre, holder of N.I.F. 24.194.191-P. Coöperative Centrale Raifeeisen-Boerenleenbank B.A., Sucursal en España shall hereinafter be referred to as “Rabobank”.

Cableuropa and Retecal, together with such other companies as may at any time act as Borrowers under this Agreement, shall be referred to collectively as the “Borrowers.”

The Borrowers, Valencia, Valencia Norte and Valencia Sur, together with such other companies as may at any time act as Guarantors under this Agreement, shall be referred to collectively as the “Guarantors.”

The Borrowers and the Guarantors shall be referred to collectively as the “Obligors.”

Hereinafter, ABN AMRO, Bancaja, BOS, BNPP, Caixa Catalunya, Caixanova, CAM, CCM, La Caja de Canarias, Caja Murcia, Caja San Fernando, Calyon, Deutsche Bank, Fortis Bank, Ibercaja, ICO, la Caixa, RBS, Sabadell, SCH, SG, Unicaja, WestLB, Banesto, BBVA, Rabobank and any successive assignees under this Agreement shall be referred to collectively as the “Lenders” and individually as a “Lender.” In addition, Banco Español de Crédito, S.A. or any institution hereafter replacing it under this Agreement shall hereinafter be referred to as the “Agent.”

The Obligors and the Lenders shall be referred to collectively as the “Parties.”

WHEREAS

I.                               Cableuropa and the other Obligors are Spanish companies whose corporate purpose consists of the execution and development of activities which are a part of the Telecommunications Business.

II.                           Grupo Corporativo ONO, S.A. ( “GCO”) is the sole shareholder of Cableuropa and Retecal. In addition, Cableuropa is the sole shareholder of Valencia, Valencia Norte and Valencia Sur. 100% of the capital stock of GCO is owned on the date hereof by the following shareholders in the proportions indicated below:

•                                Spanish Telecommunications Limited S.à.r.l.: 39.62523%;

•                                Capital Riesgo Global, SRC, S.A.: 17.99644%;

•                                VAL Telecomunicaciones, S.L.: 10.69637%;

•                                Ferrovial Telecomunicaciones, S.A.: 9.58685%;

•                                Sodinteleco, S.L.: 8.20142%;

•                                Grupo Multitel, S.A.: 8.53535%;

•                                GE Structured Finance, Inc: 2.81821%;

•                                Bas Capital Funding Corporation: 1.27764%; and

•                                Capital Communications CDPQ Inc.: 1.26249%.

III.                       The Borrowers have requested the Lenders to provide certain credit facilities structured in four (4) Tranches in the maximum amount of one thousand, two hundred and fifty million (€1,250,000,000) Euros consisting of two term loans, one revolving credit facility and one bank guarantees facility. Such credit facilities are requested in order to refinance certain existing financial debt of the Borrowers, meet the working capital needs of the Borrowers, make investments in fixed assets and meet other needs set forth in this Agreement, subject to the terms and conditions set forth below.

IV.                      Subject to the terms and conditions set forth in the clauses immediately below, and especially on the basis of (i) the guarantees structure herein agreed to, and (ii) the truthfulness and accuracy of the representations and warranties made by the Obligors, the Lenders have agreed to grant to the Borrowers the credit facilities mentioned in the recitals above.

Based on the foregoing, the Parties have agreed to sign this Commercial Credit Agreement (the “Agreement”), subject to the following.

CLAUSES

1.                            DEFINITIONS

The terms and expressions set forth below shall have the following meanings:

Agent: means Banco Español de Crédito, S.A., or any successor thereof pursuant to the provisions of this Agreement.

Affected Assets: means those assets necessary to provide any public service.

Agreement: means this agreement.

Asset Transfer Account: means Cableuropa’s account held with the Agent, pledged in accordance with the pledge agreement attached hereto as Schedule 13, bearing interest at market rates and of restricted availability.

Audited Consolidated Annual Financial Statements of the Group: has the meaning assigned to that term in Clause 13.1.1 (a).

Auditor: means PricewaterhouseCoopers or any other international audit firm that Cableuropa might hereafter appoint from among Deloitte & Touche, Ernst & Young, KPMG Auditores and PricewaterhouseCoopers or such other international recognised firm of independent auditors acceptable to the Agent (acting reasonably) and licensed to practise in Spain.

Average Remaining Life of the Credit Facilities: means the average number of days elapsed from any measurement date until each of the ordinary repayment dates (or cancellation date in the case of Bank Guarantees) of each Tranche pursuant to the repayment schedule set forth in Clause 7 of this Agreement, weighted in accordance with the principal amount to be paid on each such date (or the outstanding balance of the guaranteed Subsidised Financing, in the case of the Bank Guarantees).

Bank Guarantees (Avales): means the Drawdowns made to the Borrowers in the form of bank guarantees under Tranche D in accordance with the provisions of this Agreement.

Bank Guarantor (Entidad Avalista): means Banco Santander Central Hispano, S.A., or any successor thereof as provided in this Agreement.

Bank Guarantee Payment Date: has the meaning assigned to that term in Clause 5.5.3.

Bank Guarantee Request: has the meaning assigned to that term in Clause 5.3.

Base Case: means the financial model presented by Cableuropa and agreed by the Lenders dated 13 December 2004 and attached hereto as Schedule 3.

Beneficiaries: means third-party beneficiaries of the Bank Guarantees granted under Tranche D of this Agreement.

Borrowers: means Cableuropa and Retecal, and such other companies as may at any time act as Borrowers pursuant to the terms set forth in this Agreement.

Borrowers’ Legal Counsel: means Clifford Chance, S.L., legal counsel for the Borrowers, or any other professionally-renowned legal firm that Cableuropa might hereafter appoint.

Breakage Costs: means the amount (if any) by which (a) the additional amount of interest which would have been payable on the last day of an Interest Period on the amount of a Drawdown which has been received or recovered by a Lender or Lenders before the last day of such Interest Period exceeds (b) the amount of interest which in the opinion of the Agent would have been payable to the Agent on the last day of that Interest Period in respect of a Euro deposit equal to the amount so received or recovered placed by it with a prime bank in Madrid for a period starting on the date of such receipt or recovery and ending on the last day of that Interest Period.

Business Day: means all the days of the week, except: (i) Saturdays and Sundays, (ii) days on which banks are not generally open for business in the capital city of Madrid, and (iii) the days on which the Trans-European Automated Real-Time Gross Settlement Express Transfer payment (TARGET) (or, if such clearing system ceases to be operative, any other clearing system determined by the Agent, after consultation with Cableuropa, to be a suitable replacement) is closed or does not operate regularly for the settlement of payments in Euros.

Business Plan: means the financial model delivered by Cableuropa to the Agent that reflects the business plan of the Obligors or of any company that has been the target of a Permitted Acquisition.

Calendar Quarter: means each of the periods of three (3) calendar months ending on the last day of March, June, September and December.

Calendar Semester: means each of the six-month (6-month) calendar periods ending on the last day of June and December.

Capex: means, for any calculation period, investments in tangible fixed assets and intangible fixed assets, including capitalised expenses, provided that such investments would be treated as capital expenditure in accordance with Generally Accepted Accounting Principles.

Cash Equivalents: means: (a) securities denominated in Pounds Sterling, US Dollars or Euros with maturities of less than three (3) months from the date of acquisition or subscription, and that are issued or fully secured by the US government or by any member state of the European Union (or any governmental agency or public law institution thereof) which is rated at least AA by Standard & Poor’s Rating Group or Aa by Moody’s Investor Service Inc.; (b) commercial paper or other debt instruments issued by an issuer rated at least A-1 by Standard & Poor’s Rating Group or P-1 by Moody’s Investor Service Inc. and with a maturity of less than three (3) months from the date of acquisition, subscription or endorsement; (c) certificates of deposit of any commercial bank which has outstanding debt securities rated at least equal to the rating referred to in (b) above and having maturities of less than three (3) months from the date of acquisition or subscription; or (d) such other securities, commercial paper or debt instruments that have been approved by the Agent in writing prior to their acquisition, subscription or endorsement.

Certificate of Compliance with Financial Covenants: has the meaning assigned thereto in Clause 14.2 hereof.

Change of Control: means a situation where any person or persons acting in concert, other than the Permitted Shareholders, holds more than fifty per cent (50%) of the voting shares or otherwise controls more than fifty per cent (50%) of the voting rights of Cableuropa, Retecal or any Holding Companies.

Closing Date: means the Business Day on which all the conditions set forth for the first Drawdown under the Credit Facilities have been satisfied or waived.

Consolidated Annualised EBITDA: means Consolidated EBITDA for the relevant Calendar Quarter multiplied by four (4).

Consolidated EBITDA: means consolidated net income of the Group for each Calendar Quarter or the relevant calculation period (excluding gains or losses on the disposal or revaluation of assets other than in the ordinary course of business, and excluding income of any company disposed of during the period), calculated in accordance with Generally Accepted Accounting Principles, before, without double counting:

(a)                        any amount charged to the provision for Corporate Income Tax;

(b)                       Financial Interest Expenses;

(c)                        amounts collected or paid as a consequence of a position under the Permitted Hedge Agreements;

(d)                       other extraordinary or exceptional items;

(e)                        amortisation of goodwill;

(f)                          realised and unrealised exchange gains and losses including, without limitation, gains and losses arising from a conversion of the financing currency; and

(g)                       any amounts for the amortisation or depreciation of intangible assets, start-up costs and tangible assets;

(h)                       profits or losses attributable to minority interests in any member of the Group; and

(i)                           any share of the profit of associated companies, other than Material Subsidiaries, or investments except for dividends received in cash by a member of the Group.

Consolidated Excess Cash Flow: means, for any calculation period, Consolidated Operating Cash Flow less: (a) the Total Debt Service; and (b) any voluntary prepayment of the Credit Facilities made during such calculation period in accordance with the provisions of Clause 7.3 of this Agreement.

Consolidated Financial Statements of the Group: has the meaning assigned to that term in Clause 13.1.1 (b).

Consolidated Operating Cash Flow: means, for any calculation period, Consolidated EBITDA plus:

(a)                        any decrease in the result obtained after deducting current liabilities from current assets (on the understanding that current assets includes stock and trade receivables but excludes cash and Cash Equivalents and current liabilities includes trade payables but excludes Financial Debt);

(b)                       any cash receipts in respect of any exceptional or extraordinary items;

(c)                        any cash dividends or returns on Equity received by a member of the Group from any person in which the Group has an ownership interest but which is not a member of the Group during such period;

(d)                       any cash proceeds (to the extent not already included in Consolidated EBITDA) received by a member of the Group from the disposal of assets to the extent such proceeds have not been paid into the Asset Transfer Account; and

(e)                        the amount of any outflows from the Asset Transfer Account in accordance with the terms of this Agreement;

less:

(i)                           Capex (excluding any additional Equity or Subordinated Debt subject to a Subordination Commitment and any Retained Excess Cash Flow, provided, in all cases, that such amounts have been utilised for new Capex);

(ii)                        any increase in the result obtained after deducting current liabilities from current assets (on the understanding that current assets includes stock and trade receivables but excludes cash and Cash Equivalents and current liabilities includes trade payables but excludes Financial Debt);

(iii)                     any amount effectively paid or due and payable on account of corporate income tax for the relevant period; and

(iv)                    any cash disbursements in respect of any exceptional or extraordinary items.

all as reported in accordance with Generally Accepted Accounting Principles on the understanding that no amount shall be included or deducted more than once and that the effects of non-cash items of that period shall be excluded from the above calculation.

Consolidated Quarterly Financial Statements of the Group: has the meaning assigned to that term in Clause 13.1.1 (b).

Consolidated Revenues: means the consolidated operating revenues of the Group for each Calendar Quarter, calculated in accordance with Generally Accepted Accounting Principles.

Control: means the dominant position of a legal entity, an individual, a group of individuals or group of legal entities acting in concert with respect to any other entity or group of entities over which they exercise control and with which they form a decision-making unit, all in accordance with the provisions of Section 4 of Spanish Securities Law 24/1988 of 28 July (Ley 24/1988 del Mercado de Valores).

Credit Facilities: means certain credit facilities divided into four (4) Tranches in the maximum amount of one thousand, two hundred and fifty million (€1,250,000,000) Euros, including two term loans, a revolving credit facility and a bank guarantees facility granted by the Lenders to the Borrowers in accordance with the terms and conditions of this Agreement.

Credit Facilities Hedge Agreement: means the financial transactions master agreement or agreements (conforming, either to the ISDA form of the International Swaps and Derivatives Association, Inc. or to the CMOF form of the Asociación Española de Banca) and the corresponding confirmation or confirmations thereof to hedge interest rate fluctuations to be executed between Cableuropa and each Credit Facilities Hedge Entity, or a designated company within its group, as per Clause 15.1 (t) of this Agreement, together with any subsequent amendments hereto and novations hereof.

Credit Facilities Hedge Entity: means any Lender or Lenders (or a company belonging to the group of a Lender) that may, at any time, be Cableuropa’s counterparty under each Credit Facilities Hedge Agreement and any subsequent amendment thereto or novation thereof.

Cumulative EBITDA Over-performance: means, at the end of each Calendar Quarter, (a) the aggregate Consolidated EBITDA of the Group from 1 January 2005 to the end of the corresponding Calendar Quarter less (b) the aggregate amount of the Consolidated EBITDA of the Group estimated in the Base Case for the same period. If the difference between both figures were equal to or less than zero (0), the Cumulative EBITDA Over-performance for such Calendar Quarter shall be zero (0).

Debt Service Coverage Ratio: means, for each Calendar Semester: (a) the sum of Consolidated Operating Cash Flow plus any amounts unconditionally committed and available (but not yet drawn) under any financial agreement constituting Permitted Debt at the beginning of the related Calendar Semester, plus any increase in the unconditionally committed and available amount of such Permitted Debt during that Calendar Semester; (b) divided by the Total Debt Service.

Default Interest Rate: has the meaning assigned to that term in Clause 6.6.

Designated Senior Debt: means any Senior Debt that is specifically designated in the instrument evidencing such Senior Debt and is designated in a notice delivered by the relevant Obligor to the holders or a representative of the holders of such Senior Debt and in an “Officers’ Certificate” (as defined in the indentures governing the Existing High-Yield Notes and as may be defined in the relevant indentures governing any Future High-Yield Notes) of the relevant Obligor delivered to the Trustee as “Designated Senior Debt” of the corresponding Obligor for purposes of any Existing High-Yield Notes or Future High-Yield Notes.

Distributions: means any payment made on account of (i) distribution of dividends (in cash, in kind, interim dividends and dividends distributed out of reserves); (ii) capital reductions involving the return of capital contributions or return of the issuance premium; or (iii) any other transactions similar or analogous to those above, the effect of which is to return capital or contributions.

Domestic Lender: means (a) a credit entity or financing entity referred to in paragraph (c) of Section 59 of Royal Decree 1777/2004 of 30 July (Real Decreto 1777/2004, de 30 de julio) approving the Corporate Income Tax Regulations; (b) a permanent establishment of a non Spanish resident financing entity referred to in the second paragraph of Section 8.1 of Royal Decree 1776/2004 of 30 July (Real Decreto 1776/2004, de 30 de julio) approving the Non-Resident Income Tax Regulations; and (c) a securitization fund (“fondo de titulización”) referred to in paragraph (k) of Section 59 of Royal Decree 1777/2004 of 30 July (Real Decreto 1777/2004, de 30 de julio) approving the Corporate Income Tax Regulations.

Drawdown: means the disbursement (including in the form of a Bank Guarantee) to any of the Borrowers of amounts available under the Credit Facilities under any Tranches thereof against the Maximum Available Amount.

Drawn Amount: means, at any time, an amount equal to or less than the Maximum Available Amount that has been requested under the Credit Facilities by any of the Borrowers and that has been delivered to them by the Lenders and remains outstanding.

Drawdown Request: has the meaning assigned to that term in Clause 5.3.

Due Diligence Reports: means

(a)                        the Business Plan Due Diligence Report prepared by Deloitte & Touche, dated 10 December 2004;

(b)                       the Legal Due Diligence Report prepared by the Lenders’ Legal Counsel, dated 22 December 2004; and

(c)                        the Insurance Report.

Early Termination Events: means the events set out in Clause 16 pursuant to which the Credit Facilities may be terminated upon the terms and conditions set forth in such Clause.

Eligible Lender: means (a) a credit entity (entidad de crédito), a financing entity (establecimiento financiero de crédito) or a securitization fund (“fondo de titulización”): (i) that is a resident of a Qualifying State for tax purposes, (ii) that does not operate through a territory considered to be a tax haven under Spanish law (as provided by Royal Decree 1080/1991 of 5 July (Real Decreto 1080/1991, de 5 de Julio)), and (iii) that is not operating through a permanent establishment in Spain; or (b) a Domestic Lender.

Equity: means the amounts paid on account of fully paid up capital stock plus any issuance premium. Equity shall also include the amounts contributed by shareholders in the form of participating loans granted by such shareholders which fulfil the requirements to be treated as such pursuant to Sections 163 and 260 of the Restated Companies Law (Ley de Sociedades Anónimas), but excluding any capitalized interest.

EURIBOR: has the meaning assigned to that term in Clause 6.4.2.

EVC Liabilities: means the aggregate liabilities of the Obligors arising from their Equity Value Certificates guarantees (which, as of 30 September 2004, had a book value of twenty five million four hundred and sixty two thousand Euros (€25,462,000)).

Existing Bank Guarantees (Avales Existentes): means the bank guarantees executed and delivered but not released as of the date of execution of this Agreement, the amount, effective term and beneficiaries of which are described in Schedule 1, that secure the Existing Subsidised Financing of the Borrowers.

Existing Debt: means the amount outstanding as of the date of this Agreement under the financing agreements executed by the Group as of the date of execution of this Agreement, the amounts, dates and counterparties of which are identified in Schedule 1.

Existing Hedge Agreement: means the confirmation dated 8 July 2002 (Global No. 552660M) executed by Cableuropa and Deutsche Bank AG to hedge Dollar-Euro exchange rate risk with respect to the coupon payments on the 2011 Notes that will be in force until 13 February 2006, together with amendments thereto and novations thereof.

Existing Hedge Entity: means Deutsche Bank, AG and any other credit entities or financial institution that may, at any time, be Cableuropa’s counterparty under the Existing Hedge Agreement any amendment thereto or novation thereof.

Existing High-Yield Notes: means the following high-yield notes issued by ONO Finance plc and guaranteed by Cableuropa and certain other Obligors, together with the Financial Debt agreements related to any such issuances:

(a)                        “2010 Notes”: notes issued in 2000 with a current aggregate outstanding amount of one hundred, thirteen million, seven hundred thousand (€113,700,000) Euros, maturing in 2010 and bearing nominal annual fixed interest at fourteen (14%) per cent per annum;

(b)                       “2011 Notes”: notes issued in 2001 with a current aggregate outstanding amount of fifty-eight million, nine hundred thousand (USD 58,900,000) US dollars and eight million (€8,000,000) Euros, maturing in 2011 and bearing nominal annual fixed interest at fourteen (14%) per cent per annum; and

(c)                        “2014 Notes”: notes issued in 2004 and maturing in 2014 (i) in the aggregate nominal amount of one hundred million (€100,000,000) Euros and bearing nominal annual floating interest at a rate equal to EURIBOR plus eight point five (8.50%) per cent per annum (hereinafter the “2014 Floating Rate Notes”); and (ii) in the aggregate nominal amount of one hundred and eighty million (€180,000,000) Euros and bearing nominal annual fixed interest at ten point five (10.50%) per cent per annum (hereinafter the “2014 Fixed Rate Notes”).

Existing Senior Bank Facilities: means such part of the Existing Debt that shall be refinanced by means of Tranche A and Tranche C, the amounts, dates and counterparties of which (agent) are identified in Schedule 2.

Existing Subsidised Financing: means the loans and facilities that have been granted to the Borrowers as of the date of execution of this Agreement by any European Union, state, autonomous, provincial and local authorities or by any other governmental agencies, the amounts, dates and counterparties of which are identified in Schedule 1.

External Bank Loans: means loans or credits made available to an Obligor by a Permitted Shareholder or a member of its group, which is a bank or financial institution in the ordinary course of its lending business.

Facilities Documents: means (a) this Agreement, (b) the Security Agreements, (c) the individual fee letters establishing the conditions applicable to fees which are not regulated in Clause 8 of this Agreement, (d) the Permitted Hedge Agreements, and (e) the Intercreditor Agreement.

Final Maturity Date: has the meaning assigned to that term in Clause 7.1.

Financial Covenants: has the meaning assigned to that term in Clause 14.

Financial Debt: means, at any time, any obligation for payment or repayment of money, whether present or future, on account of the following:

(a)                    Subsidised Financing and short, medium and long-term debts payable to credit entities and other financial institutions under loan, credit, discount and overdraft agreements;

(b)                   Subordinated Debt, as well as any other loans or credit facilities subordinated to the rights of the Lenders and the Hedge Entities under the Facilities Documents;

(c)                    the issuance of debt securities in the form of notes, bonds, promissory notes or any other short, medium or long-term debt instrument;

(d)                   non-operating financial leases, with or without option to purchase;

(e)                    amounts owed to trade creditors in the ordinary course of the Telecommunications Business after the passage of one hundred eighty (180) calendar days from their due date, unless (i) such amounts are in dispute and the debtor has not filed frivolous or bad faith claims, or (ii) the payment terms of such amounts owed allow for a payment period of more than 180 days and those amounts do not accrue interest;

(f)                      any interest-bearing forward agreement, contract or arrangement for the purchase of assets or services, the last payment date of which is deferred for more than three hundred sixty-five (365) calendar days in order to finance the acquisition of those assets or services;

(g)                   amounts obtained through the securitisation, sale, discount or assignment of present or future receivables, provided that there is recourse to the assignor;

(h)                   the amount guaranteed or counter-guaranteed under the Financial Guarantees provided to persons outside of the Group, with the understanding that, in order to avoid the double counting of guarantees, if an obligation assumed by any of the Obligors falling within the definition of Financial Debt is guaranteed or counter-guaranteed by any of the Obligors, this latter guarantee or counter-guarantee shall not be computed again as Financial Debt;

(i)                       Performance Guarantees, as from the time of their enforcement;

(j)                       amounts received on account of capital or premium, for the issuance of redeemable shares; and

(k)                    any other obligation, commitment or financing agreement of similar nature or effect executed by any Obligor which has the commercial effect of a borrowing or which involves a present or future payment obligation.

For purposes of this Agreement, Financial Debt shall not include: (i) Subordinated Debt subject to a Subordination Commitment; (ii) EVC Liabilities; (iii) non-reimbursable grants and subsidies provided to each Obligor by any European Union, state, autonomous, provincial or local authorities or by any governmental agency; (iv) trade payables in the ordinary course of the Telecommunications Business other than those contemplated in (e) above; (v) the amount guaranteed or counter-guaranteed under the Performance Guarantees, provided that enforcement thereof has not commenced and that the persons guaranteed under such

Performance Guarantees have not communicated their intention to enforce them; (vi) the net liability with respect to any Permitted Hedge Agreement; and (vii) for the avoidance of doubt, confirming facilities without recourse.

Financial Guarantees: means the bank guarantees or counter-guarantees granted by credit entities or financial institutions for the benefit of any of the Obligors intended to guarantee the full and timely performance of their obligations under the Financial Debt, or any bank guarantee or counter-guarantee granted by any of the Obligors in order to guarantee the full and timely performance of a third-party’s obligations under an obligation that would fall within the delimitation of Financial Debt.

Financial Interest Expenses: means, for each calculation period: (a) the aggregate amount of all interest, commissions, fees, expenses and other financial payments other than principal (including payments under non-operating financial leases) accrued or incurred by the members of the Group under any of the debts or obligations included in the definition of Financial Debt; less (b) the aggregate amount of all income from interest, commissions, expenses and other sums of a financial nature accruing or collected by the members of the Group, all as disclosed in the related consolidated income statement and always in accordance with Generally Accepted Accounting Principles.

Future High-Yield Notes: means the high-yield notes or similar financial products hereafter issued by any of the Obligors or incurred thereby or with a personal unlimited guarantee from all or any of the Obligors, the Financial Debt agreements related to any such issuances, and/or any bridge loan granted in connection with such issuance, provided that: (a) such indebtedness of the Obligors is subordinated to the rights of the Lenders and the Hedge Entities arising from the Facilities Documents under conditions substantially similar in all material respects to those of the 2014 Notes and related notes proceeds loans and having a maturity after the maturity of the 2014 Notes; and (b) an Intercreditor Agreement is entered into upon terms satisfactory to the Lenders (which shall be deemed to be the case if such terms substantially conform to the provisions of the intercreditor agreement executed in connection with the 2014 Notes, if any, or if such terms are consistent with comparable international capital markets precedents).

Generally Accepted Accounting Principles: means the accounting principles included in the Spanish General Accounting System (Plan General de Contabilidad), approved by Royal Decree No. 1643/1990 of 20 December (Real Decreto 1643/1990, de 20 de diciembre), or any other successor principles applicable in Spain. Any reference to the General Accounting System shall be understood as a reference to all regulations that may hereafter replace it, including the International Accounting Standards or the International Financial Reporting Standards adopted by the European Union through Regulation (EC) 1725/2003 of the European Commission, in accordance with Regulation (EC) 1606/2002 of the European Parliament and of the Council of Europe, to the extent they are applicable to the Group.

Group: means the Borrowers, the Material Subsidiaries and any other companies over which any of the aforementioned has Control, either directly or indirectly. The structure of the Group on the date of this Agreement is presented graphically in Schedule 4.

Guarantee Fee: has the meaning assigned thereto in Clause 6.4.5.

Guarantors: means Cableuropa, Retecal, Valencia, Valencia Norte, Valencia Sur, the group entities that qualify as Material Subsidiaries as of the date of execution of this Agreement and any other companies that become Material Subsidiaries pursuant to the rules set forth in this Agreement.

Hedge Entities: means the Existing Hedge Entity, the Credit Facilities Hedge Entity and any other Lender (or a company belonging to the group of a Lender) which may enter into any foreign exchange or interest rate protection arrangements with any Obligor under paragraph (c) of the definition of Permitted Hedge Agreements.

Holding Companies: means GCO, MidCo or any other company (other than Permitted Shareholders) that is not a member of the Group, which directly or indirectly Controls the Borrowers.

Holding Issuance Loans: means those Shareholder Loans which proceeds have been obtained by any Holding Company from Financial Debt agreements related to any Future High-Yield Notes or other Financial Debt agreements in substantially similar terms as the Future High-Yield Notes and, in any event, such proceeds are onlent to any member of the Group.

Insurance Account: means Cableuropa’s account held with the Agent, pledged in accordance with the pledge agreement attached hereto as Schedule 13, bearing interest at market rates and of restricted availability.

Insurance Adviser: means AON Gil & Carvajal.

Insurance Report: means the report dated November 2004 issued by the Insurance Adviser that includes its opinion on the insurance policies of the Group.

Intercreditor Agreement: means: (a) the contract executed on the date hereof between the Lenders and the Existing Hedge Entity, together with subsequent amendments thereto and novations thereof; and (b) any other agreement to be executed between the Lenders and any other creditors of the Group, and/or the Trustee for the Existing High-Yield Notes or for the Future High-Yield Notes, and which is in any event in form and substance satisfactory to the Majority of Lenders.

Interest Period: has the meaning assigned to that term in Clause 6.2.

“Investment Grade” Rating: means a credit rating provided by one (1) of the following two (2) agencies which is equal to or higher than: (i) BBB- from Standard & Poor’s Rating Group; or (ii) Baa3 from Moody’s Investor Service Inc.

IPO: means the admission for trading on a stock exchange located in Spain or in any member State of the Organisation for Economic Cooperation and Development (OECD), of shares representing all or part of the capital stock of Cableuropa, Retecal, a Material Subsidiary or a Holding Company, as the case may be, so long as that listing is preceded by an initial public offering for the subscription for or an initial public offering for the sale of such shares or of subscription rights, convertible notes, warrants or any other similar instrument that, directly or indirectly, entitles its holder to subscribe to or acquire such shares.

Lenders: means the financial institutions at any time forming the syndicate of creditors under the Credit Facilities.

Lenders’ Legal Counsel: means Uría & Menéndez, legal counsel for the Lenders, or any other legal counsel that the Agent might hereafter appoint following approval by the Majority of Lenders.

Lenders’ Special Overseas Counsel: means Linklaters London, special legal counsel for the Lenders under English and New York Law, or any other special legal counsel that the Agent might hereafter appoint following approval by the Majority of Lenders.

Licence: means any of the licences, authorisations, approvals, concessions, registrations, permits and administrative requirements relating to the telecommunications, environmental, zoning or similar sectors that may at any time be required pursuant to applicable European Union, state, autonomous, provincial or local regulations for the development of the Telecommunications Business by any of the Obligors.

Majority of Lenders: has the meaning assigned to that term in Clause 4.4.

Margin: has the meaning assigned to that term in Clause 6.4.3.

Material Adverse Change: means any event or circumstance (or a combination thereof) occurring or evidenced after the date hereof that: (a) has or may reasonably be expected to have a material adverse effect on the financial condition, business or assets of the Obligors considered as a whole in a manner that will result in the inability of the Obligors to satisfy the obligations assumed by the Obligors vis-à-vis the Lenders or the Hedge Entities under the Facilities Documents, or (b) renders any of the Facilities Documents and/or any of the guarantees granted from time to time to the Lenders by virtue of this Agreement illegal, invalid, ineffective or unenforceable against any of the Obligors.

Material Subsidiaries: means each of the Obligors and any other companies over which any Obligor has Control, which individually represent five (5%) per cent or more: (i) of Total Consolidated Assets; (ii) of Consolidated Revenues; or (iii) of Consolidated EBITDA. A review of which Group companies fulfil any of the conditions to be deemed Material Subsidiaries shall be conducted at the end of each Calendar Quarter.

Maximum Available Amount: has the meaning assigned to that term in Clause 2.1.

Maximum Available Amount under Tranche C: has the meaning assigned to that term in Clause 5.1(c).

MidCo: means a wholly-owned subsidiary of GCO to which it is authorised to transfer the ownership of its shareholdings in the Group under the circumstances permitted in this Agreement, and any successors thereof.

Obligors: means the Borrowers, the Guarantors and such other companies that become a Borrower or Guarantor pursuant to the terms of this Agreement.

Ordinary Interest Rate: has the meaning assigned to that term in Clause 6.4.

Performance Guarantees: means any bank guarantees or counter-guarantees other than Financial Guarantees, including financial support letters or any other commitments securing third-party obligations, whether jointly and severally, subsidiarily or in any other way whatsoever, granted by, or for the account of, any company of the Group: (a) for the benefit of any European Union, state, autonomous or local public authority as required for the granting of any Licence or the award under any tender, competitive bidding process or negotiated procedure relating to the Telecommunications Business; (b) to guarantee any tax or administrative fine or penalty that has been challenged or any amount claimed as a consequence of an administrative act that has been challenged or appealed; (c) in the context of any judicial proceeding or pursuant to a judicial order or resolution; (d) for the benefit of any other customer in respect of any Licence, concession or bid required for the provision of the Telecommunications Business; and (e) granted for the benefit of creditors on account of non-financial trade payables of the Group needed to develop the Telecommunications Business. For the avoidance of doubt, any guarantee which does not fall under the definition of Financial Guarantee shall be considered a Performance Guarantee.

Permitted Acquisitions: means those acquisitions of shares, participations or any other form of Equity interests in companies or other legal entities (whether by way of a purchase, merger or any other analogous means), other than Permitted Investments, made by any member of the Group that comply, on a cumulative basis, with the following requirements:

(a)                        Cableuropa has served prior notice to the Agent of the intended acquisition;

(b)                       the corresponding member of the Group, immediately after the acquisition, holds more than fifty per cent (50%) of the economic and voting rights in the acquired company or legal entity;

(c)                        no Early Termination Event is outstanding and continuing and no Early Termination Event will occur as a result of the acquisition;

(d)                       Cableuropa delivers to the Agent, prior to the acquisition, a report prepared by the Chief Financial Officer (Director Financiero) of Cableuropa including a calculation on a pro-forma basis (as if the projected acquisition had taken place) of the projected Financial Covenants and confirming that, as a consequence of the acquisition and, in particular, taking into consideration the result of adding the Financial Debt and the EBITDA of the acquired company or legal entity to the Financial Debt and the EBITDA of the Group, the Financial Covenants will not be breached following the date of the projected acquisition until the Final Maturity Date. If the Agent (following the instructions of the Majority of Lenders, acting reasonably) does not agree with the calculations contained in such report, the Auditor will be required to resolve such discrepancy in the term of seven (7) Business Days;

(e)                        the acquisition price represents the fair market value of the company or legal entity to be acquired. If the full enterprise value of the acquisition exceeds fifty million (€50,000,000) Euros, the Agent, acting on the instructions of the Majority of Lenders, shall be entitled to request, at the expense of Cableuropa and prior to the date of execution of the agreements concerning the projected acquisition, that a reputable international financial institution proposed by Cableuropa and acceptable to the Agent, certifies, for the benefit of the Lenders, that the acquisition price represents the fair market value of the company or legal entity to be acquired (“fairness opinion”);

(f)                          the aggregate Financial Debt incurred by all of the companies or entities to be acquired complies with each and every one of the following conditions:

(i)                          the amount of such aggregate Financial Debt (less any amount of Equity, Subordinated Debt subject to Subordination Commitment or Retained Excess Cash Flow  not otherwise used, which on or prior to the effective date of the acquisition is irrevocably and unconditionally committed for the benefit of the Lenders to be injected, within a period of four (4) months from the effective date of the acquisition, into the company or entity to be acquired), does not exceed one hundred and fifty million (€150,000,000) Euros;

(ii)                       it is not considered, in whole or in part, a preferred claim over a certain asset (crédito con privilegio especial) pursuant to the provisions of Law No. 22/2003 of 9 July (Ley 22/2003, de 9 de Julio) on Bankruptcy and Insolvency Proceedings, or under any other applicable insolvency law, as the case may be; and

(iii)                               the final maturity date thereof is subsequent to the Final Maturity Date of the Credit Facilities, with an average life longer than that of the Average Remaining Life of the Credit Facilities.

Should such Financial Debt not comply with either of the prerequisites (ii) or (iii) set forth above the acquisition may, however, be carried out, provided that the corresponding Obligor:

(1)                       makes a Drawdown under this Agreement, on or prior to the effective date of the acquisition, in order to Refinance that portion of the Financial Debt of the company or legal entity to be acquired that does not comply with the abovementioned conditions; or

(2)                       on or prior to the effective date of acquisition, the corresponding Obligor demonstrates to the Agent that it has received a letter of commitment for the Refinancing of the Financial Debt of the company or legal entity to be acquired so that, upon its Refinancing, such Financial Debt will comply with prerequisites (ii) and (iii) above, and the corresponding Obligor undertakes to take up such offer, or other offer in substantially the same terms, for the Refinancing of such Financial Debt within a period of four (4) months from the effective date of the acquisition;

(g)                       after the full price of the acquisition has been disbursed, the aggregate amount of the Drawdowns made to finance the acquisition of companies or legal entities (excluding the Drawdowns made to effect the Refinancing of the Financial Debt thereof) may not exceed fifteen million (€15,000,000) Euros;

(h)                       if the full price of the acquisition exceeds fifty million (€50,000,000) Euros, Cableuropa shall have previously provided to the Agent: (i) the business plan projections for the combined business of the Group and the company or legal entity to be acquired; and (ii) a report describing in full the procedure and the structure for the incorporation of the company or legal entity to be acquired into the Group; and

(i)                           the main activity of the acquired company or legal entity falls within the definition of Telecommunications Business.

Permitted Debt: means the following categories of Financial Debt incurred or to be incurred by any Obligor:

(a)                        Existing Debt, although Existing Senior Bank Facilities shall cease to be Permitted Debt after the expiration of the Tranche A Availability Period and the 2010 Notes and 2011 Notes shall cease to be Permitted Debt after 31 December 2006;

(b)                       Financial Debt under the Credit Facilities (including, for the avoidance of doubt, the Bank Guarantees);

(c)                        any other Financial Debt other than the Financial Debt set out in (a) and (b) above, provided that: (i) the aggregate amount of Financial Debt incurred under (a), (b) and (c) of this definition does not exceed one thousand eight hundred million Euros (€1,800,000,000); and (ii) the incurrence of the Permitted Debt contemplated in this paragraph (c) will not result in the Group failing to comply on a pro-forma basis with the Financial Covenants (which will be calculated as if such Financial Debt had been incurred) nor will it result, after such Financial Debt being incurred, in any breach of the terms of this Agreement. For the avoidance of doubt, any Financial Debt of any acquired company or legal entity or incurred by the Group for such Permitted Acquisition, shall be added to any other Financial Debt for the purposes of calculation of the one thousand eight hundred million Euros (€1,800,000,000) limitation included in this paragraph;

(d)                       any new Financial Debt incurred by an Obligor, provided that: (i) such new Financial Debt is exclusively applied to Refinance other Permitted Debt by prepaying it in full and paying any amount due in connection therewith; (ii) the maturity and the average life of the new Financial Debt is substantially similar to or longer than the maturity and average life of the Refinanced Permitted Debt (calculated by applying, with corresponding changes, the definition of Average Remaining Life of the Facilities); (iii) none of the new Financial Debt agreements (or any agreements related thereto) conflicts with any Financing Agreement or results in a breach or termination of any Financing Agreement or impairs compliance with Financial Covenants; and (iv) the new Financial Debt does not benefit from guarantees or security, other than Permitted Security, which go beyond those provided under the Permitted Debt which is thereby Refinanced;

(e)                        Any Subordinated Debt subject to a Subordination Commitment;

(f)                          loans or credit facilities granted by any Obligor to another Obligor, with the understanding that any Financial Debt incurred reciprocally among any of the Obligors and the transfer of funds among them is permitted under this Agreement, provided that no loans or credit facilities may be granted by Cableuropa or its subsidiaries to Retecal or its subsidiaries, or viceversa until Retecal becomes a wholly-owned subsidiary of Cableuropa, except for unsecured counter-guarantees granted by Cableuropa for the account of Retecal or its subsidiaries up to ten million Euros (€10,000,000) from time to time;

(g)                       the Financial Guarantees, other than those guaranteeing other Permitted Debt, provided that the outstanding balance of the amounts guaranteed or counter-guaranteed under such Financial Guarantees and the Performance Guarantees granted does not exceed an aggregate total amount of thirty-five million Euros (€35,000,000) at any time; and

(h)                       any other Financial Debt that is not expressly set forth in any of the above items, provided that such Financial Debt has been incurred with the prior written consent of the Majority of Lenders.

Permitted Financial Accommodation: means the following loans, credit facilities or guarantees that Obligors may grant to third parties:

(a)                        loans or credit facilities to directors or employees of the Obligors, provided that the aggregate loaned or credited amount does not exceed three million five hundred thousand Euros (€3,500,000) over any consecutive twelve (12) month period for the Obligors;

(b)                       loans or credit facilities (including participating loans -préstamos participativos-) granted to any other Obligor, provided, however, that: (i) for the avoidance of doubt any Financial Debt incurred by an Obligor vis-à-vis another Obligor is permitted without limitation under this Agreement; and (ii) no loans or credit facilities may be granted by Cableuropa or its subsidiaries to Retecal or its subsidiaries, or viceversa until Retecal becomes a wholly-owned subsidiary of Cableuropa, except for unsecured counter-guarantees granted by Cableuropa for the account of Retecal or its subsidiaries up to ten million Euros (€10,000,000) from time to time; and

(c)                        loans, credit facilities, bank guarantees and counter-guarantees granted to individuals or legal entities other than the Obligors, provided that the aggregate outstanding balance of such amounts granted by the Obligors under this paragraph (c) does not exceed fifteen million Euros (€ 15,000,000).

Permitted Hedge Agreements: means (a) the Existing Hedge Agreement; (b) each Credit Facilities Hedge Agreement; and (c) any foreign exchange or interest rate protection arrangements entered into by the Obligors to hedge on a prudent, non-speculative basis, their foreign exchange or interest rate exposure under any Permitted Debt or accounts payable, provided that such arrangement is entered into with an entity that is a Lender and that such Lender accedes to the Intercreditor Agreement, in its capacity as Hedge Entity.

Permitted Investments: means those acquisitions of shares, participations or any other form of Equity interests in companies or other legal entities (whether by way of a purchase or any other analogous means) made by any member of the Group that comply, on a cumulative basis, with the following requirements:

(a)                        the Group holds fifty per cent (50%) or less of the economic and voting rights in the relevant company or legal entity;

(b)                       no Early Termination Event is outstanding and continuing and no Early Termination Event will occur as a result of the acquisition;

(c)                        the acquisition price represents the fair market value of the shares, participations or Equity interests to be acquired; and

(d)                       the aggregate amount of Permitted Investments made by the Group does not exceed twenty million Euros (€20,000,000) at any time.

Should such member of the Group subsequently gain Control over or dispose of the relevant company or legal entity in accordance with this Agreement, any Permitted Investments in such company or legal entity shall be equal to zero (0).

Permitted Security: means:

(a)                        security interests and guarantees created under the Security Agreements (including in rem security interests created to secure Permitted Hedge Agreements, which shall consist of pledges of the same rank and over the same assets which are created in order to secure obligations assumed by the Obligors under this Agreement);

(b)                       unsecured guarantees created in connection with Subsidised Financing;

(c)                        unsecured guarantees created in connection with any Future High-Yield Notes, provided that:

(i)                          all proceeds from the Future High-Yield Notes are, in turn, onlent to Cableuropa or any of the other Obligors in the form of Subordinated Debt;

(ii)                       any other credit rights against the Obligors arising from or in relation to the Future High-Yield Notes are subordinated in terms reasonably similar to those governing the 2014 Notes to the rights of the Lenders under this Agreement;

(iii)                    the indentures and other instruments governing the Future High-Yield Notes, as well as Subordinated Debt agreements related thereto, are executed upon terms satisfactory to the Majority of Lenders. Absent evidence to the contrary, terms shall be deemed to be satisfactory if they are substantially similar (and particularly, if their final maturity date falls after the maturity date of the 2014 Notes) to the terms of the 2014 Notes, including the Subordinated Debt agreements related thereto; and

(iv)                   guarantees in connection with any Future High-Yield Notes are substantially similar in form and substance to the guarantees created in connection with the 2014 Notes;

(d)                       the bank guarantees, counter-guarantees and in rem security interests granted before the date of execution hereof to secure Existing Debt (including the Existing High-Yield Notes), the amount and characteristics of which are described in Schedule 1, provided that all the bank guarantees, guarantees and security interests granted to secure Existing Senior Bank Facilities shall not be considered Permitted Security as from the Closing Date;

(e)                        Financial Guarantees other than those established in (b) above, and Performance Guarantees, provided that the outstanding aggregate amount guaranteed by Financial Guarantees and Performance Guarantees from time to time shall in no event exceed thirty five million Euros (€35,000,000); and

(f)                          in rem security interests created to secure Permitted Debt or any Refinancing thereof, provided that:

(i)                          the proceeds obtained from such Permitted Debt or Refinancing thereof are applied in accordance with the terms specified in this Agreement; and

(ii)                       in no event shall such Permitted Debt or any Refinancing thereof (except for Existing Debt) benefit from in rem security interests created over assets other than:

(1)                        financial assets and receivables, provided that in no case shall the aggregate secured principal hereunder exceed one hundred million Euros (€100,000,000) from time to time; and

(2)                        assets securing debt arising under vendor financing arrangements, real estate and financial leasing arrangements, in each case to the extent that such assets have been financed through such arrangements and provided that in no case shall the aggregate secured principal hereunder exceed ten million Euros (€10,000,000) from time to time.

Permitted Shareholders: means (a) General Electric Company, Bank of America Corporation, Caisse de Dépôt et Placement du Québec, Banco Santander Central Hispano, S.A., Grupo Ferrovial, S.A., Grupo Multitel, S.A., Telco Investment Europe, S.à.r.l, Hidrocantábrico, S.A., VAL Telecomunicaciones, S.L., Sodinteleco, S.L. and any other legal entity in which one or more of the above-mentioned companies holds directly or otherwise controls at least sixty-six point sixty-six (66.66%) per cent of the voting rights; and (b) any financial institution acting in the capacity of an underwriter in connection with a public or private offering of shares of Cableuropa or any of the Holding Companies.

Principal Debt: means, at any time, the aggregate amount of any payment obligations outstanding for any reason under the Credit Facilities. For the avoidance of doubt, Principal Debt shall include any outstanding payment obligations arising under Tranches A, B and C and under Clause 5.5.4.

Qualifying State: means (a) a member state of the European Union other than Spain, or (b) a state which has signed and ratified with Spain a double taxation treaty giving residents of that state full exemption from the imposition of any withholding or deduction for or on account of Spanish taxes on interest.

Refinancing: means any financial debt raised under the terms and conditions established in this Agreement, in order to repay any amounts owed by any of the Obligors under any other financial debt incurred together with any interest accrued thereunder and any required premiums and costs incurred in connection with the refinancing.

Release Event: means the occurrence of one of the following events:

(a)                        Cableuropa presents to the Agent two (2) consecutive Certificates of Compliance with Financial Covenants stating that the result of the Total Debt to Consolidated Annualised EBITDA covenant has been less than 3.0x during two (2) consecutive Calendar Quarters and the Auditor certifies compliance with both Financial Covenants; or

(b)                       Cableuropa or ONO Finance plc (and to the extent that issues are only guaranteed by the Group or by a Holding Company, provided that in this case such Holding Company is only guaranteed or counter-guaranteed by MidCo and/or the Group) achieve an “Investment Grade” Rating,

A Release Event shall have no effect as from the date on which the circumstance triggering its occurrence (i.e., either of the circumstances mentioned in (a) and (b) above) ceases to occur until the date on which any such circumstance triggers it again.

Repayment Event: means, from among the following circumstances, the later of (a) the creation of MidCo by GCO and the transfer to MidCo of GCO’s entire interest in the capital stock of Cableuropa and Retecal; (b) the creation by MidCo of a non-subordinated, unsecured personal guarantee securing the 2014 Notes; and (c) (i) the redemption, cancellation or maturity of all the outstanding 2010 Notes and the 2011 Notes; or (ii) any amendments to the indentures (documentos de emisión) for the 2010 Notes or the 2011 Notes to reflect the terms established in the indentures for the 2014 Notes relating to the “Subsidiary Guarantees” (as defined in the indentures relating to the 2014 Notes) as a consequence of the redemption, cancellation or maturity of the 2010 Notes and the 2011 Notes.

Representations and Warranties: means the representations and warranties made by the Obligors in Clause 12.

Retained Excess Cash Flow: means, in respect of any Consolidated Excess Cash Flow that is generated according to the calculation prepared and certified by the Auditor on the basis of the Group’s Audited Consolidated Annual Financial Statements for the immediately preceding financial year, any excess over the part of such Consolidated Excess Cash Flow which has been mandatorily prepaid pursuant to Clause 7.4.1 (v) of this Agreement.

Security Agreements: means the agreements referred to in Clauses 18.1 and 18.2 of this Agreement and any other agreement executed in the future to secure the Borrower’s obligations under this Agreement and the Permitted Hedge Agreements, provided that, in this latter case, every Hedge Entity has acceded to the Intercreditor Agreement in its capacity as Hedge Entity.

Senior Debt: means the Credit Facilities and any other Financial Debt ranking at least pari passu with the Lenders’ credit rights under the Credit Facilities, provided that, for the purposes of Financial Covenants, unsecured short term credit lines shall not be considered Senior Debt.

Shareholder Loans: means any obligation, whether present or future, of any member of the Group, to pay or repay money to any Holding Company or any Permitted Shareholder (except for under External Bank Loans) under: (a) any financial debt; or (b) any participating loan (préstamo participativo), provided that such loans are computed as shareholders’ Equity.

Subordinated Debt: means: (a) the Existing High-Yield Notes; (b) the Future High-Yield Notes; and (c) the loans, notes or credit facilities subject to a Subordination Commitment granted to any of the Obligors. For the avoidance of doubt, the Existing High Yield Notes, and any Future High Yield Notes with structure and subordination arrangements substantially identical to the 2014 Notes (and with maturity equal to or longer than such 2014 Notes) thereof shall be considered Subordinated Debt.

Subordination Commitment: means an express written recognition by the Subordinated Debt creditors, by means of a stipulation in favour of third parties or by means of an intercreditor agreement, of the absolute seniority of the obligations currently existing or hereafter assumed by the Obligors under the Facilities Documents over the obligations to the Subordinated Debt creditors currently existing or hereafter assumed by the Obligors. Under the Subordination Commitment, the Subordinated Debt creditors agree that:

(a)                        the Subordinated Debt shall not provide for any payment obligation thereunder (other than payments made by means of a share capital increase by the debtor under article 156 of the Restated Companies Law (“Ley de Sociedades Anónimas”) or payments permitted by Clause 15.2 (h)) until a date not earlier than twelve (12) months after the Final Maturity Date;

(b)                       the Subordinated Debt creditors shall not be entitled to accelerate any payment under such Subordinated Debt until any obligations under the Facilities Documents have been completely fulfilled;

(c)                        the Subordinated Debt shall not benefit from guarantees or security;

(d)                       security is granted in favour of the Lenders and the Hedge Entities over the credit rights arising under such Subordinated Debt within a reasonable period, but, in any event, not exceeding one (1) month from the execution of the agreements documenting the Subordinated Debt; and

(e)                        any payment (whether on account of principal, interest of any kind, fees, expenses or any other cause) that they may be entitled to collect from the Obligors under the Subordinated Debt shall rank junior and be subordinated to any payment of any amount owed by the Borrowers to: (i) the Lenders and the Hedge Entities (whether on account of principal, interest of any kind, fees, expenses, derivative breakage costs or any other cause); and (ii) any other third party creditors as provided for under Article 92.2 of the Insolvency Law.

Subsidised Financing: means the loans or facilities granted to any Obligor by any European Union, state, autonomous, provincial or local authority or by any governmental agency, provided that such loans or facilities have been granted under terms substantially similar to the terms of the Existing Subsidised Financing.

Substitute Interest Rate: has the meaning assigned to that term in Clause 6.5.

Telecommunications Business: means the exploitation or ownership of a Licence to provide in Spain or Portugal telecommunications services by cable, telephone or television, as well as communications systems through the Internet, in accordance with the General Telecommunications Law No. 32/2003 of 3 November (Ley 32/2003, de 3 de noviembre), and any regulation supplementing or replacing it, as well as the performance of activities reasonably relating or supplemental to the provision of such services, including the management, creation and sale of contents.

Total Consolidated Assets: means the total consolidated assets of the Group, calculated in accordance with Generally Accepted Accounting Principles.

Total Debt: means the aggregate amount of Financial Debt incurred by the Group.

Total Debt Service: means, in respect of the relevant calculation period, the aggregate of: (a) Financial Interest Expenses; and (b) principal repayments or prepayments (excluding voluntary and mandatory prepayments pursuant to Clauses 7.3 and 7.4.1 (iv), (v) and (vi)) due and payable under the Financial Debt for such period.

Tranche: has the meaning assigned to that term in Clause 2.2.

Tranche A: has the meaning assigned to that term in Clause 2.2.

Tranche A Amount: has the meaning assigned to that term in Clause 2.2.

Tranche A Availability Period: has the meaning assigned to that term in Clause 5.1.

Tranche A Final Maturity Date: has the meaning assigned to that term in Clause 7.2.

Tranche B: has the meaning assigned to that term in Clause 2.2.

Tranche B Amount: has the meaning assigned to that term in Clause 2.2.

Tranche B Availability Period: has the meaning assigned to that term in Clause 5.1.

Tranche B Final Maturity Date: has the meaning assigned to that term in Clause 7.2.

Tranche C: has the meaning assigned to that term in Clause 2.2.

Tranche C Amount: has the meaning assigned to that term in Clause 2.2.

Tranche C Availability Period: has the meaning assigned to that term in Clause 5.1.

Tranche C Final Maturity Date: has the meaning assigned to that term in Clause 7.2.

Tranche D: has the meaning assigned to that term in Clause 2.2.

Tranche D Amount: has the meaning assigned to that term in Clause 2.2.

Tranche D Availability Period: has the meaning assigned to that term in Clause 5.1.

Tranche D Final Maturity Date: has the meaning assigned to that term in Clause 7.2.

Trustee: means the trustee for the holders of Future High-Yield Notes and/or any Existing High-Yield Notes.

Undrawn Subsidised Financing: means the undrawn amount of Existing Subsidised Financing as of the date of execution of this Agreement.

Unused Capex: means the difference between (a) the accumulated Capex that the members of the Group are authorised to incur at the end of each Calendar Quarter, corresponding to the year to date ended at the close of the relevant Calendar Quarter, pursuant to the provisions of Clause 14.1(d) hereof, and (b) the aggregated Capex effectively incurred by the members of the Group at the end of such Calendar Quarter, corresponding to the year to date ended at the close of the relevant Calendar Quarter.

VAT: means the Impuesto sobre el Valor Añadido (value-added tax).

2.                            AMOUNTS, DISTRIBUTION, TRANCHES AND OBLIGATIONS OF THE BORROWERS

2.1.                  Amounts

Subject to the terms and conditions of this Agreement, the Lenders grant the Borrowers, and the Borrowers accept, commercial credit facilities in the maximum amount of one thousand, two hundred and fifty million Euros (€1,250,000,000) (the “Maximum Available Amount”) structured in four (4) Tranches, including two term loans, one revolving credit facility and one bank guarantees facility.

2.2.                  Tranches

The Credit Facilities shall be divided into four (4) tranches (individually referred to as a “Tranche” and collectively referred to as the “Tranches”):

(a)                        A first tranche (“Tranche A”) consisting of a term loan in the maximum amount of eight hundred million Euros (€800,000,000) (the “Tranche A Amount”);

(b)                       A second tranche (“Tranche B”) consisting of a term loan in the maximum amount of two hundred million Euros (€200,000,000) (the “Tranche B Amount”);

(c)                        A third tranche (“Tranche C”) consisting of a revolving credit facility in the maximum amount of two hundred million Euros (€200,000,000) (the “Tranche C Amount”); and

(d)                       A fourth tranche (“Tranche D”) consisting of a bank guarantees facility, for which the maximum aggregate amount on account of principal guaranteed by the Tranche D Lenders under the Bank Guarantees granted and in effect, may not exceed fifty million Euros (€50,000,000) (the “Tranche D Amount”).

2.3.                  Participation of the Lenders

2.3.1       The participation of the Lenders in the amount of each Tranche of the Credit Facilities as of the date hereof is as follows:

Tranche	Lenders	Amount (in Euros)	Percentage
A	Instituto de Crédito Oficial	80,000,000.00	10.00%
	Banco Santander Central Hispano, S.A.	46,666,666.67	5.83%
	ABN AMRO Bank, N.V. Sucursal en España	50,000,000.00	6.25%
	BNP Paribas, Societé Anonyme	50,000,000.00	6.25%
	Caixa d’Estalvis de Catalunya	50,000,000.00	6.25%
	Calyon, Sucursal en España	50,000,000.00	6.25%
	The Royal Bank of Scotland, plc	50,000,000.00	6.25%
	Société Générale, S.A.	50,000,000.00	6.25%
	Banco de Sabadell, S.A.	46,666,666.67	5.83%
	Caixa d’Estalvis i Pensions de Barcelona	43,333,333.34	5.42%
	Fortis Bank S.A./N.V. UK Branch	40,000,000.00	5.00%
	WestLB AG, London Branch	36,666,666.66	4.58%
	Bank of Scotland, Sucursal en España	33,333,333.34	4.17%
	Deutsche Bank AG, London Branch	28,000,000.00	3.50%
	Banco Español de Crédito, S.A.	20,000,000.00	2.50%
	Coöperatieve Centrale Raiffeisen-Boerenleenbank, B.A. Sucursal en España	20,000,000.00	2.50%
	Montes de Piedad y Cajas de Ahorro de Ronda, Cádiz, Almería, Málaga y Antequera, Unicaja	20,000,000.00	2.50%
	Banco Bilbao Vizcaya Argentaria, S.A.	16,666,666.66	2.08%
	Caja de Ahorros del Mediterráneo	16,666,666.66	2.08%
	Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja	10,000,000.00	1.25%
	Caja Insular de Ahorros de Canarias	10,000,000.00	1.25%
	Caja de Ahorros Provincial San Fernando de Sevilla y Jerez	10,000,000.00	1.25%
	Caixa de Aforros de Vigo, Ourense e Pontevedra, Caixanova	6,666,666.67	0.83%
	Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja	6,666,666.67	0.83%
	Caja de Ahorros de Castilla La Mancha	4,666,666.66	0.58%
	Caja de Ahorros de Murcia	4,000,000.00	0.50%
	TOTAL	800,000,000.00	100.00%

Tranche	Lenders	Amount (in Euros)	Percentage
B	Instituto de Crédito Oficial	20,000,000.00	10.00%
	Banco Santander Central Hispano, S.A.	11,666,666.66	5.83%
	ABN AMRO Bank, N.V. Sucursal en España	12,500,000.00	6.25%
	BNP Paribas, Societé Anonyme	12,500,000.00	6.25%
	Caixa d’Estalvis de Catalunya	12,500,000.00	6.25%
	Calyon, Sucursal en España	12,500,000.00	6.25%
	The Royal Bank of Scotland, plc	12,500,000.00	6.25%
	Société Générale, S.A.	12,500,000.00	6.25%
	Banco de Sabadell, S.A.	11,666,666.66	5.83%
	Caixa d’Estalvis i Pensions de Barcelona	10,833,333.33	5.42%
	Fortis Bank S.A./N.V. UK Branch	10,000,000.00	5.00%
	WestLB AG, London Branch	9,166,666.67	4.58%
	Bank of Scotland, Sucursal en España	8,333,333.33	4.17%
	Deutsche Bank AG, London Branch	7,000,000.00	3.50%
	Banco Español de Crédito, S.A.	5,000,000.00	2.50%
	Coöperatieve Centrale Raiffeisen-Boerenleenbank, B.A. Sucursal en España	5,000,000.00	2.50%
	Montes de Piedad y Cajas de Ahorro de Ronda, Cádiz, Almería, Málaga y Antequera, Unicaja	5,000,000.00	2.50%
	Banco Bilbao Vizcaya Argentaria, S.A.	4,166,666.67	2.08%
	Caja de Ahorros del Mediterráneo	4,166,666.67	2.08%
	Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja	2,500,000.00	1.25%
	Caja Insular de Ahorros de Canarias	2,500,000.00	1.25%
	Caja de Ahorros Provincial San Fernando de Sevilla y Jerez	2,500,000.00	1.25%
	Caixa de Aforros de Vigo, Ourense e Pontevedra, Caixanova	1,666,666.67	0.83%
	Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja	1,666,666.67	0.83%
	Caja de Ahorros de Castilla La Mancha	1,166,666.67	0.58%
	Caja de Ahorros de Murcia	1,000,000.00	0.50%
	TOTAL	200,000,000.00	100.00%

Tranche	Lenders	Amount (in Euros)	Percentage
C	Instituto de Crédito Oficial	20,000,000.00	10.00%
	Banco Santander Central Hispano, S.A.	11,666,666.67	5.83%
	ABN AMRO Bank, N.V. Sucursal en España	12,500,000.00	6.25%
	BNP Paribas, Societé Anonyme	12,500,000.00	6.25%
	Caixa d’Estalvis de Catalunya	12,500,000.00	6.25%
	Calyon, Sucursal en España	12,500,000.00	6.25%
	The Royal Bank of Scotland, plc	12,500,000.00	6.25%
	Société Générale, S.A.	12,500,000.00	6.25%
	Banco de Sabadell, S.A.	11,666,666.67	5.83%
	Caixa d’Estalvis i Pensions de Barcelona	10,833,333.33	5.42%
	Fortis Bank S.A./N.V. UK Branch	10,000,000.00	5.00%
	WestLB AG, London Branch	9,166,666.67	4.58%
	Bank of Scotland, Sucursal en España	8,333,333.33	4.17%
	Deutsche Bank AG, London Branch	7,000,000.00	3.50%
	Banco Español de Crédito, S.A.	5,000,000.00	2.50%
	Coöperatieve Centrale Raiffeisen-Boerenleenbank, B.A. Sucursal en España	5,000,000.00	2.50%
	Montes de Piedad y Cajas de Ahorro de Ronda, Cádiz, Almería, Málaga y Antequera, Unicaja	5,000,000.00	2.50%
	Banco Bilbao Vizcaya Argentaria, S.A.	4,166,666.67	2.08%
	Caja de Ahorros del Mediterráneo	4,166,666.67	2.08%
	Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja	2,500,000.00	1.25%
	Caja Insular de Ahorros de Canarias	2,500,000.00	1.25%
	Caja de Ahorros Provincial San Fernando de Sevilla y Jerez	2,500,000.00	1.25%
	Caixa de Aforros de Vigo, Ourense e Pontevedra, Caixanova	1,666,666.66	0.83%
	Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja	1,666,666.66	0.83%
	Caja de Ahorros de Castilla La Mancha	1,166,666.67	0.58%
	Caja de Ahorros de Murcia	1,000,000.00	0.50%
	TOTAL	200,000,000.00	100.00%

Tranche	Lenders	Amount (in Euros)	Percentage
D	Banco Santander Central Hispano, S.A.	50,000,000	100.00%
	TOTAL	50,000,000.00	100.00%

2.3.2       The participation of the Lenders in the principal amount of the Credit Facilities as of the date hereof is as follows:

Lenders	Amount (in Euros)	Percentage
Instituto de Crédito Oficial	120,000,000.00	9.60%
Banco Santander Central Hispano, S.A.	120,000,000.00	9.60%
ABN AMRO Bank, N.V. Sucursal en España	75,000,000.00	6.00%
BNP Paribas, Societé Anonyme	75,000,000.00	6.00%
Caixa d’Estalvis de Catalunya	75,000,000.00	6.00%
Calyon, Sucursal en España	75,000,000.00	6.00%
The Royal Bank of Scotland, plc	75,000,000.00	6.00%
Société Générale, S.A.	75,000,000.00	6.00%
Banco de Sabadell, S.A.	70,000,000.00	5.60%
Caixa d’Estalvis i Pensions de Barcelona	65,000,000.00	5.20%
Fortis Bank S.A./N.V. UK Branch	60,000,000.00	4.80%
WestLB AG, London Branch	55,000,000.00	4.40%
Bank of Scotland, Sucursal en España	50,000,000.00	4.00%
Deutsche Bank AG, London Branch	42,000,000.00	3.36%
Banco Español de Crédito, S.A.	30,000,000.00	2.40%
Coöperatieve Centrale Raiffeisen-Boerenleenbank, B.A. Sucursal en España	30,000,000.00	2.40%
Montes de Piedad y Cajas de Ahorro de Ronda, Cádiz, Almería, Málaga y Antequera, Unicaja	30,000,000.00	2.40%
Banco Bilbao Vizcaya Argentaria, S.A.	25,000,000.00	2.00%
Caja de Ahorros del Mediterráneo	25,000,000.00	2.00%
Caja de Ahorros de Valencia, Castellón y Alicante, Bancaja	15,000,000.00	1.20%
Caja Insular de Ahorros de Canarias	15,000,000.00	1.20%
Caja de Ahorros Provincial San Fernando de Sevilla y Jerez	15,000,000.00	1.20%
Caixa de Aforros de Vigo, Ourense e Pontevedra, Caixanova	10,000,000.00	0.80%
Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja	10,000,000.00	0.80%
Caja de Ahorros de Castilla La Mancha	7,000,000.00	0.56%
Caja de Ahorros de Murcia	6,000,000.00	0.48%
TOTAL	1,250,000,000.00	100.00%

2.4.                  Accession of new Borrowers

2.4.1       After the Closing Date, any entity of the Group that is a Material Subsidiary may, upon the prior request served through Cableuropa to the Agent for remittance thereof to the other Lenders, become a Borrower under Tranche C of the Credit Facilities, provided that:

(a)                        the Material Subsidiary’s accession as Borrower under Tranche C does not result in a breach of any Financial Covenant or any other obligation set forth in this Agreement;

(b)                       all of the Representations and Warranties, which shall be deemed to be made as of the date of accession, including the new Borrower, are true and correct;

(c)                        no event that constitutes an Early Termination Event has occurred and is continuing;

(d)                       Cableuropa has served notice on the Agent of the accession of a new Borrower under Tranche C, at least one (1) month prior to the effective date of such accession;

(e)                        in order to secure the obligations assumed by the Borrowers in connection with the Credit Agreement and the Permitted Hedge Agreements, first ranking pledges have been created upon the terms provided in Clause 18.2 (b) over: (i) all shares representing at any time one hundred per cent (100%) of the capital stock in the new Borrower; (ii) all credit rights of such new Borrower arising at any time under the Subordinated Debt agreements (but prior to the occurrence of a Repayment Event, excluding the debt assumed in connection with the Existing High-Yield Notes); and (iii) all credit rights of such new Borrower arising at any time under the insurance policies taken out by such Borrower;

(f)                          the Material Subsidiary, through Cableuropa, has delivered to the Agent any additional documents reasonably requested by the Lenders to comply with applicable money laundering regulations; and

(g)                       the Material Subsidiary becomes a Guarantor and has executed before a Notary Public a notarial deed of Accession in the form attached hereto as Schedule 5 of this Agreement.

The Material Subsidiary shall not have the status of a Borrower until the Agent confirms compliance with the above requirements in a written notice addressed to Cableuropa, which notice shall be served within three (3) Business Days prior to the effective date of the accession.

2.4.2       Notwithstanding the foregoing, at all times prior to and including the Final Maturity Date, the Obligors shall collectively represent ninety-five (95%) per cent or more: (i) of Total Consolidated Assets; (ii) of Consolidated Revenues; and (iii) of Consolidated EBITDA. If there are an insufficient number of Material Subsidiaries at any time to comply with such requirements, the Borrowers undertake to include other companies of the Group as Guarantors. For such purpose, the rules set forth herein as to Material Subsidiaries shall apply to the new companies.

2.5.                  Actions of Obligors and representation under the Credit Facilities

2.5.1       The Obligors grant an irrevocable power of attorney to Cableuropa, authorizing Cableuropa to act through its decision-making bodies and representatives as the Obligors’ representative in connection with all actions, notices (to be sent or received) and decisions attributed to the Obligors under this Agreement. Therefore, Cableuropa, in its capacity as agent of the Obligors, shall be the sole representative of all the Obligors in all acts relating to the performance of this Agreement and the other Facilities Documents, notwithstanding each Obligor’s performance of its obligations under this Agreement and the other Facilities Documents.

2.5.2       Based on the foregoing, the Agent and the Lenders shall consider the instructions and notices given by Cableuropa as if they came from Cableuropa and all the other Obligors.

3.                            USE OF FUNDS

The proceeds of the Credit Facilities shall be used exclusively for the following purposes:

(a)                        Tranche A: to Refinance the Existing Senior Bank Facilities identified in Schedule 2.

(b)                       Tranche B: to finance working capital needs of the Group and to Refinance all the 2011 Notes in full (but not in part), including any applicable Refinancing premiums and costs, as well as interest accruing thereunder.

(c)                        Tranche C: to Refinance, if applicable, such portion of the Existing Senior Bank Facilities that could not be refinanced under Tranche A, to finance the working capital needs of the Borrowers, ordinary activities of the Telecommunication Business and other uses permitted under this Agreement.

(d)                       Tranche D: to: (i) replace, in whole or in part, the Existing Bank Guarantees, in order to guarantee the obligations assumed by any of the Borrowers vis-à-vis third parties under the Existing Subsidised Financing; (ii) guarantee performance of the payment obligations undertaken by any of the Borrowers under the Undrawn Subsidised Financing; and (iii) guarantee the performance of the payment obligations undertaken by the Borrowers under the Subsidised Financing to be incurred as from the date of execution of this Agreement.

The Credit Facilities may not, however, be used directly or indirectly to Refinance the 2010 Notes unless all the 2010 Notes and the 2011 Notes are Refinanced on the same date.

Therefore, the Borrowers undertake to apply the proceeds from each Tranche to the fulfilment of the purposes in each case indicated in this Clause, and to provide evidence to the Agent of the use of such funds for such purposes. In any event, the Borrowers and the other Lenders release the Agent from the obligation to verify the application by the Borrowers of the proceeds of each Tranche.

4.                            RIGHTS AND OBLIGATIONS OF THE LENDERS SEVERAL

4.1.                  Rights and liabilities several

The rights and obligations of each Lender under this Agreement shall be considered several rights and obligations. Therefore, unless otherwise expressly agreed in this Agreement, each Lender may exercise it rights hereunder independently of the rights the exercise of which is conferred upon any other Lender.

4.2.                  Independence among Lenders

4.2.1       In the event that any Lender, in spite of its commitments hereunder, fails to make available to the Agent its share of the funds (including any payment to be made under this Agreement by virtue of the enforcement of a Bank Guarantee) in a timely manner, such failure shall not affect the other Lenders, who shall only be liable to make available to the Agent their respective individual share of the funds.

Therefore, neither the Agent nor such other Lenders shall be required to assume the share of the breaching Lender, without prejudice to the actions and defences that the Borrowers may bring or raise against the breaching Lender. Likewise, a breach by any of the Lenders shall in no event affect the Obligors’ obligations vis-à-vis any other Lender.

4.2.2       Notwithstanding the foregoing, due to the system devised for the granting of Bank Guarantees, during the life of this Agreement a Tranche D Lender may not challenge the issuance of Bank Guarantees and shall continue to be liable to the Bank Guarantor for the Bank Guarantees it issues in accordance with this Agreement.

4.3.                  Actions of each Lender

Any Lender may take any out-of-court actions for the preservation and defence of its own rights and the rights of the other Lenders; however, such Lender may judicially enforce its own rights only in accordance with the provisions of this Agreement.

4.4.                  Majority of Lenders

Pursuant to the provisions of this Agreement, in those instances in which it is so required, and in order to make any decision that affects the Agreement, “Majority of Lenders” shall, unless otherwise provided hereunder, mean the group of Lenders whose participation together represents (i) before the first Drawdown under any of the Tranches, at least sixty-six point sixty-six (66.66%) per cent of the Maximum Available Amount, and (ii) after the first Drawdown under any of the Tranches, at least sixty-six point sixty-six (66.66%) per cent of the Drawn Amount.

The decisions adopted by the Majority of Lenders shall be binding upon all the Lenders, including those who dissent from such decision and those who have not participated in the vote.

5.                            CONDITIONS PRECEDENT TO THE DRAWDOWN OF THE CREDIT FACILITIES

5.1.                  Drawdowns

The Borrowers may, without in any event exceeding the Maximum Available Amount or the Tranche Amount applicable in each case, effect Drawdowns under the Credit Facilities in respect of each Tranche in accordance with the following provisions:

(a)                        Tranche A: Cableuropa or Retecal may, by submitting a Drawdown Request, effect Drawdowns under Tranche A for the purpose described in Clause 3 (a) above on any Business Day from the Closing Date until forty-five (45) days following the Closing Date (the “Tranche A Availability

Period”), provided that the other requirements set forth in this Agreement have been complied with.

In particular, any Drawdown that Cableuropa or Retecal wish to make under Tranche A must comply with the following conditions:

(i)                          The minimum amount of each Drawdown shall be five million (€5,000,000) Euros (or such lesser amount as is needed to draw down the full amount of Tranche A) and, for larger amounts, the Drawdown must be a multiple of one million (€1,000,000) Euros.

(ii)                       Subject to 6.2, Interest Periods shall be of one (1), three (3) or six (6) months, at the option of the Borrower submitting the Drawdown Request, or such other Interest Period as may be previously and expressly agreed upon in writing with the Agent, provided that the Interest Period may not in any event exceed the Tranche A Final Maturity Date, even if this means that the Interest Period for the affected Drawdown must be established in weeks or days.

(iii)                    The amount of the requested Drawdown, together with the other Drawdowns made by Cableuropa and Retecal under Tranche A, may not exceed the Tranche A Amount.

(iv)                   No more than five (5) Drawdowns may be made under Tranche A.

(b)                       Tranche B: Cableuropa or Retecal may effect Drawdowns under Tranche B for the purpose described in Clause 3 (b) above on any Business Day from 1 July 2005 until 31 December 2006 (the “Tranche B Availability Period”), by submitting a Drawdown Request and provided that the other requirements set forth in this Agreement have been complied with.

In particular, any Drawdown desired by Cableuropa or Retecal under Tranche B must comply with the following conditions:

(i)                          The minimum amount of each Drawdown shall be five million (€5,000,000) Euros (or such lesser amount that is needed to draw down the full amount of Tranche B) and, for larger amounts, the Drawdown must be a multiple of one million (€1,000,000) Euros.

(ii)                       Subject to 6.2, Interest Periods shall be of one (1), three (3) or six (6) months, at the option of the relevant Borrower (Cableuropa or Retecal), or such other Interest Period as may be previously and expressly agreed upon in writing with the Agent, provided that the Interest Period may never exceed the Tranche B Final Maturity Date, even if this means that the Interest Period for the affected Drawdown must be established in weeks or days.

(iii)                    The amount of the requested Drawdown, together with the other Drawdowns made by Cableuropa and Retecal under Tranche B, may not exceed the Tranche B Amount.

(iv)                   No more than ten (10) Drawdowns may be made under Tranche B.

(c)                        Tranche C: Borrowers may effect Drawdowns under Tranche C for the purpose described in Clause 3 (c) above on any Business Day  from the Closing Date until the date falling one calendar month before the Tranche C Final Maturity Date (the “Tranche C Availability Period”), by submitting a Drawdown Request, provided that the other requirements set forth  in this Agreement have been complied with.

The maximum amount outstanding that may be drawdown at any time under Tranche C until the expiration of the Tranche C Availability Period shall be the lower of the following (the “Tranche C Maximum Available Amount”):

(i)                          (1) from and including the Closing Date to and including 31 December 2011: two hundred million (€200,000,000) Euros; (2) from and including 1 January 2012, to and including 30 June 2012: one hundred and fifty million (€150,000,000) Euros; and (3) from and including 1 July 2012, to and including the end of the Tranche C Availability Period: one hundred million (€100,000,000) Euros; and

(ii)                       as from the date when the Agent is provided with the first Certificate of Compliance with Financial Covenants and, thereafter, at any time during the Tranche C Availability Period, the amount in Euros resulting from multiplying the Consolidated Annualised EBITDA for the immediately preceding reported Calendar Quarter by 1.05.

In particular, any Drawdown requested by the Borrowers under Tranche C must comply with the following conditions:

(1)                       The minimum amount of each Drawdown shall be five million (€5,000,000) Euros (or such lesser amount as is needed to draw down the full amount of Tranche C) and, for larger amounts, the Drawdown must be a multiple of one million (€1,000,000) Euros.

(2)                       Interest Periods shall be of one (1), three (3) or six (6) months, at the option of the Borrower submitting the Drawdown Request, or such other Interest Period as may be previously and expressly agreed upon in writing with the Agent, provided that the Interest Period may never exceed the Tranche C Final Maturity Date, even if this means that the Interest Period for the affected Drawdown must be established in weeks or days.

(3)                       The amount of the requested Drawdown, together with the other outstanding Drawdowns made by the Borrowers under Tranche C, may not exceed the Maximum Available Amount under Tranche C.

(4)                       The amounts disbursed under Tranche C and repaid during the Tranche C Availability Period may be drawn again within that Period.

(d)                       Tranche D: Cableuropa or Retecal may effect Drawdowns in the form of Bank Guarantees (Avales) under Tranche D for the purpose described in Clause 3 (d) above on any Business Day from the Closing Date until 31 December 2005 (the “Tranche D Availability Period”), by submitting a Bank Guarantee Request, provided that the other requirements set forth in this Agreement have been complied with.

In particular, any Drawdown in the form of a Bank Guarantee requested by Cableuropa or Retecal under Tranche D must comply with the following conditions:

(i)                          Bank Guarantees shall be granted and issued by the Bank Guarantor on behalf of each and every Tranche D Lender (which will participate in proportion to their participation in the Tranche D Amount), at the request of any of Cableuropa or Retecal sent to the Bank Guarantor through Cableuropa, and in accordance with and subject to the terms and conditions set forth in this Agreement. All the Tranche D Lenders hereby authorise the Bank Guarantor, in its capacity as agent for the Tranche D Lenders, to issue the Bank Guarantees on behalf of all of them and in proportion to their interest in the Tranche D Amount.

(ii)                       The Bank Guarantor shall analyse each Bank Guarantee Request and shall be required to grant the requested Bank Guarantees, unless it reasonably believes that the wording of the bank guarantee contains unusual terms and conditions or terms and conditions that are more burdensome than those customarily seen in usual banking practice, in which case the requested Bank Guarantees shall be deemed not to meet the requirements established under this Agreement. The consent of the Bank Guarantor to the text of the requested Bank Guarantee shall not be withheld if it substantially conforms to the forms of text attached as Schedule 16 hereto.

(iii)                    No minimum amount will be required for each Drawdown in the form of a Bank Guarantee made under Tranche D.

(iv)                   The amount of the Drawdown requested in the form of a Bank Guarantee, together with the collective maximum amount of principal guaranteed by the Tranche D Lenders under the Bank Guarantees granted and in effect, shall not exceed the Tranche D Amount.

(v)                      In the event that any Bank Guarantee is requested in order to replace any of the Existing Bank Guarantees, Cableuropa or Retecal, as

applicable, shall deliver to the Bank Guarantor, not later than five (5) Business Days following the date of issuance of the Bank Guarantee, a document addressed by the relevant Borrower to the Beneficiary evidencing the request of the release and cancellation of the Existing Bank Guarantee.

(vi)                   The Bank Guarantor shall be entitled to withhold the granting of the requested Bank Guarantees if the Financial Debt to be guaranteed with the requested Bank Guarantee has a maturity date later than December 31, 2012.

(e)                        At the end of the Availability Period of each Tranche set forth in this Clause 5.1, no new Drawdowns shall be made under such Tranche, even if the Maximum Available Amount or the Tranche Amount in question has not been drawn. After the end of the Availability Period of each Tranche, the Maximum Available Amount shall be reduced to the Drawn Amount and the Amount of each Tranche shall be reduced to the amount drawn thereunder. In addition, no new Drawdowns shall be made if the Maximum Available Amount or the Amount of each Tranche has been reached (or, in the case of Tranche C, the Maximum Available Amount under Tranche C).

5.2                     Conditions precedent common to all Drawdowns to be fulfilled prior to or simultaneously with any Drawdown

The Lenders shall not be required to deliver to the Borrowers any Drawdown in the performance of this Agreement unless, prior to or simultaneously with such Drawdown being made available, the following conditions precedent have been met in a form and substance satisfactory to the Majority of Lenders or otherwise waived expressly in writing:

(a)                        On or prior to the first Drawdown under the Credit Facilities:

(i)                          Cableuropa shall have delivered to the Agent an excerpt (nota simple) from each Obligor issued by the Commercial Registry (Registro Mercantil) (or, in the case of foreign entities, the applicable equivalent authority);

(ii)                       Cableuropa shall have delivered to the Agent the relevant documents evidencing the capacity of the signatories in order to execute the Facilities Documents (these documentation has been delivered to the Agent prior to the date of this Agreement);

(iii)                    Cableuropa shall have delivered to the Agent a copy of form PE-1 containing the Financial Transaction Number (Número de Operación Financiera) assigned by Banco de España in connection with the portion of the Credit Facilities granted by the Lenders that are not residents in Spain;

(iv)                   Cableuropa shall have delivered to the Agent prior to the projected date of the first Drawdown under the Credit Facilities, the annual audited financial statements and management report of each Obligor, as well as the annual audited consolidated financial statements and management report of Cableuropa, all for the financial year ended 31 December 2003 (these documentation has been delivered to the Agent prior to the date of this Agreement);

(v)                      Cableuropa shall have delivered to the Agent unaudited financial statements of Retecal and the consolidated unaudited financial statements of Cableuropa and GCO for the period from and including 1 January 2004 to and including 30 November 2004 (these financial statements have been delivered to the Agent prior to the date of this Agreement);

(vi)                   the Insurance Adviser, Deloitte & Touche and the Lenders’ Legal Counsel shall have delivered to the Agent the relevant Due Diligence Reports (these Due Diligence Reports have been delivered to the Agent prior to the date of this Agreement);

(vii)                the Lenders’ Legal Counsel shall have issued their legal opinions to the Lenders;

(viii)             all the other Facilities Documents shall have been executed and delivered and be in full force and effect (except the satisfaction of the conditions precedent, to be fulfilled prior to or simultaneously with any Drawdown, which are set forth in this Clause 5.2, if applicable);

(ix)                     Cableuropa shall have delivered to the Agent individual letters setting forth the terms of the fees not governed by Clause 8 of this Agreement, duly signed by Cableuropa, in its capacity as agent of the Obligors, and on the terms previously agreed with the Agent;

(x)                        Cableuropa shall have opened the Insurance Account and the Asset Transfer Account pursuant to Clause 15.1 (s), and each of them shall have been pledged pursuant to the form of pledge agreement attached hereto as Schedule 13;

(xi)                     Clifford Chance LLP shall have issued an opinion stating that execution and performance of the Facilities Documents (including the Drawdowns under any of the Tranches to the extent that they are made in accordance with this Agreement) do not currently and will not hereafter conflict with the rules governing the issuance (and specifically, the Indenture) of the 2010 Notes, the 2011 Notes and the 2014 Notes;

(xii)                  Cableuropa shall have delivered to the Agent a copy of the letters by which the respective creditors are notified of the unconditional and irrevocable decision to pay and/or prepay the entire Existing Senior Bank Facilities;

(xiii)               the Obligors, through Cableuropa, have delivered to the Agent the relevant copies, certified as true, complete and up-to-date of the officers’ certificates addressed to each Trustee of the Existing High-Yield Notes designating the Credit Facilities and the Permitted Hedge Agreements executed as of that date as Designated Senior Debt with respect to the Existing High-Yield Notes;

(xiv)              the security interests that secured the Existing Senior Bank Facilities are fully released (on the understanding that full release will be deemed to occur upon the granting of the corresponding release deeds and, with regard to the pledges of shares, the delivery by the security agent of the relevant legitimisation certificate issued by the depository bank and the relevant property titles evidencing the ownership of the shares) and Cableuropa has delivered to the Agent a notarised copy of the release and payment certificate (or any other documentary evidence of payment that the Agent deems sufficient) covering the repayment of the entire Existing Senior Bank Facilities and the release of corresponding security, unconditionally and irrevocably issued by the relevant agent under the Existing Debt to be Refinanced;

(xv)                 the Security Agreements contemplated under Clause 18.2 (a) (i) and (ii) and Clause 18.2 (b) (i), (ii) and (iii) are executed and delivered and in full force and effect, and the formalities required for the perfection of the security interests created under the Facilities Documents have been completed; and

(xvi)              the arrangement and participation fee under Clause 8.1 and the fees and expenses of the Lenders’ Legal Counsel, the Lenders’ Special Overseas Counsel and Deloitte & Touche, have each been paid in full on the earlier of the date of the first Drawdown or within seven (7) Business Days following the date hereof, provided that formal invoices relating to the amounts agreed have been issued and delivered prior to such date.

(b)                       Prior to or simultaneously with any Drawdown under any of the Tranches, including the first Drawdown mentioned in paragraph (a) above:

(i)                          all the Representations and Warranties which pursuant to the provisions of Clause 12 are deemed to be made as of the date of the relevant Drawdown shall be true and correct, both before and after being effected;

(ii)                       no event that constitutes an Early Termination Event has occurred and is continuing or would result upon the Drawdown being made; and

(iii)                    the Drawdown Request or the Bank Guarantee Request shall have fulfilled each and every one of the requirements set forth in Clauses 5.1 and 5.3.

(c)                        In addition, prior to or simultaneously with any Drawdown under Tranche B:

(i)                          the ratio of Senior Debt to Consolidated Annualised EBITDA of the Group for the immediately preceding Calendar Quarter, which shall be calculated by adding to the Senior Debt the amount of the Drawdown requested under Tranche B, shall be less than 4.95x. For such purpose, Cableuropa shall deliver to the Agent, simultaneously with the Drawdown Request, a pro-forma Certificate of Compliance with Financial Covenants substantially in the form attached hereto as Schedule 14 (c) (which will be calculated as if such Drawdown was made) issued by the Chief Financial Officer of Cableuropa (which will be fully binding on the relevant Borrower) for the immediately preceding Calendar Quarter, stating that such covenant (calculated by adding to the Senior Debt the amount of the Drawdown requested under Tranche B) is less than 4.95x; and

(ii)                       the amount requested for working capital purposes under Tranche B on a Drawdown Request together with the Drawn Amount under Tranche B for the same purposes will not exceed at any time (i) an amount equal to the aggregate amount by which any Financial Debt of the Group (excluding the Existing Senior Bank Facilities and the Credit Facilities) has been reduced after the date of this Agreement but prior to the making of any such Drawdown, plus (ii) any amount incurred in connection therewith for the account of cancellation, premium or costs and accrued interest.

5.3.                 Drawdown Requests

Upon demonstrating the prior or simultaneous fulfilment of the conditions referred to in Clauses 5.1 and 5.2 above, the Borrowers may make Drawdowns under the Credit Facilities up to the Maximum Available Amount, subject to the following:

(a)                        The requests to make each of the Drawdowns under Tranches A, B or C, which shall conform to the form of Drawdown Request attached hereto as Schedule 8 (the “Drawdown Request”) must, in all cases, be sent by Cableuropa in a letter addressed to the Agent. The letter must be received by the Agent before 11:00 a.m. of the third Business Day prior to the intended effective date of the Drawdown. The request shall be irrevocable and shall be signed by a person or persons with sufficient authority to represent Cableuropa, specifying:

(i)                          the Tranche under which the Drawdown Request is made, stating the purpose thereof;

(ii)                       which Borrower desires to make the Drawdown and the date on which such Borrower desires to make the Drawdown, which must be a Business Day;

(iii)                    the amount of the Drawdown;

(iv)                   the number of the account into which the amount of the Drawdown shall be deposited;

(v)                      the length of the Interest Period selected from among the options set forth in this Agreement (without prejudice to the provisions of Clause 6.2 (b) and (c) below); and

(vi)                   a statement that the Representations and Warranties made by the Obligors are true and correct and that there is no event that constitutes, or will constitute upon the Drawdown being made, an Early Termination Event.

(b)                       The requests to make each of the Drawdowns in the form of Bank Guarantees under Tranche D, which shall conform to the form of Bank Guarantee Request attached hereto as Schedule 9 (the “Bank Guarantee Request”), shall, in all cases, be sent by Cableuropa in a letter addressed to the Bank Guarantor. The letter must be received by the Bank Guarantor before 11:00 a.m. of the fifth Business Day prior to the intended effective date of the Drawdown. The request shall be irrevocable and shall be signed by a person or persons with sufficient authority to represent Cableuropa and, if applicable, the relevant Borrower being guaranteed, specifying:

(i)                          the amount of the Bank Guarantee requested;

(ii)                       the date for granting the Bank Guarantee;

(iii)                    the identity of the Borrower being guaranteed under the Bank Guarantee in question;

(iv)                   the identity of the Beneficiary of the Bank Guarantee;

(v)                      the effective term and date of termination of the requested Bank Guarantee, if this can be determined pursuant to the terms of the Subsidised Financing;

(vi)                   a draft of the text of the Bank Guarantee;

(vii)                if the Bank Guarantee is intended to secure Subsidised Financing incurred after the date of execution of this Agreement, the repayment schedule applicable thereto;

(viii)              any documentation that the Borrowers deem necessary or advisable to support the Bank Guarantee Request; although the Bank Guarantor may request, not later than the Business Day following the date of receipt of the Bank Guarantee Request, any additional documents, clarifications or information relating to the relevant Bank Guarantee Request, and Cableuropa shall provide the items requested as soon as possible but, in any case, not later than the two (2) Business Days before the date when the Bank Guarantee is requested to be granted; and

(ix)                      a statement that the Representations and Warranties made by the Obligors are true and correct and that there is no event that constitutes, or will constitute upon the Bank Guarantee being granted, an Early Termination Event.

5.4.                Participation of the Lenders in Drawdowns under Tranches A, B and C

5.4.1       The Agent shall notify the other Lenders of the request submitted by the relevant Borrower (to be made in any event through Cableuropa) before 10:00 a.m. of the Business Day following the day on which the Agent receives the Drawdown Request, indicating the amount that each Lender must deliver (proportional to the participation of each Lender in the respective Tranche).

5.4.2       Each Lender shall make available to the Agent, before 10:00 a.m. of the day set for the Drawdown, the amount corresponding to it, in accordance with its participation in Tranches A, B and C of the Credit Facilities, under the Drawdown in question, in same-day funds, by payment through an order for the transfer of funds made at Banco de España for the benefit of the Agent or by means of any other payment method hereafter designated by the Agent. In the event any Lender is a non-resident, such Lender shall make available to the Agent, before 10:00 a.m. of the day set for the Drawdown, the amount corresponding to it, in accordance with its participation in Tranches A, B and C of the Credit Facilities, under the Drawdown in question, in same-day funds, by payment through EBA or TARGET SYSTEM directly to the Agent. Each Lender shall confirm to the Agent by fax the payment of the funds no later than the time mentioned above.

5.4.3       In turn, and provided it receives the necessary funds from the other Lenders in accordance with the provisions of the foregoing paragraph, the Agent shall make available to the Borrower the amount requested thereby before 12:00 noon of the day set for the Drawdown or, if applicable, the total amount received by the Lenders for drawdown by the relevant Borrower by payment, in same-day funds to the account indicated by Cableuropa in the Drawdown Request.

The Parties expressly agree that the receipt for the deposit into the abovementioned account shall be a document sufficient to evidence delivery of the funds and the total amount effectively disbursed from Tranches A, B and C of the Credit Facilities.

5.4.4       If the Agent, in the belief that all of the Lenders have disbursed the requested funds, makes available to any of the Borrowers the entire Drawdown requested and any of the Lenders has not disbursed its proportion of the funds, the Agent may demand: (i) that the Borrower in question immediately returns the funds which have not been effectively disbursed by the Lender, without prejudice to the

Borrower’s right to recover such amounts from the breaching Lender; and (ii) that the breaching Lender immediately delivers the undelivered funds and pay all costs incurred by the Agent as a result of such breach.

5.5.                Enforcement of the Bank Guarantees and participation of the Lenders in the payment of amounts guaranteed under Tranche D

5.5.1       In the event that any Beneficiary under any of the Bank Guarantees makes a claim in writing for any amount from the Bank Guarantor pursuant to the provisions of the Bank Guarantee in question, the Tranche D Lenders shall pay the indicated amount upon the terms of the applicable Bank Guarantee. If the Bank Guarantee is a first demand guarantee, the Tranche D Lenders shall pay the guarantee and the Beneficiary shall not be required to demonstrate any breach by the guaranteed Borrowers of the obligations guaranteed thereby, and the Bank Guarantor and the Tranche D Lenders shall not be required to verify the existence of such breach (which the Borrowers hereby expressly and irrevocably consent to), being only required to notify the guaranteed Borrowers through Cableuropa of the intention to make the payment (but without requiring the gathering of their consent or the consent of the other Borrowers) within the maximum limits as to the quantity and term of the Bank Guarantee in question.

Therefore, by executing this Agreement, the guaranteed Borrowers agree to the appropriateness of the payments made by the Tranche D Lenders in accordance with the provisions of this Clause and the applicable Bank Guarantee, and expressly and irrevocably waive: (i) their right to raise any defence against the Tranche D Lenders that they might have raised against the Beneficiary at the time of the payment; and (ii) their right to direct the Tranche D Lenders to refrain from making the required payments set forth in this paragraph.

5.5.2       The Bank Guarantor shall notify Cableuropa of the receipt of the payment request made by the Beneficiary on the same Business Day on which it was made or at the latest on the following Business Day, in order to give the Borrowers the opportunity to pay the amounts claimed thereby. In such event, the Borrowers shall make payment of the amounts claimed either through the Bank Guarantor or directly to the Beneficiary (in such event, after notice to the Bank Guarantor), before 10:00 a.m. of the Business Day following the day on which the payment request is received by Cableuropa.

5.5.3       In the event the Borrowers fail to make use of the above-mentioned power to pay within such period:

(a)                        The Bank Guarantor shall communicate the receipt of the payment request made by the Beneficiary to the Tranche D Lenders on the same Business Day on which the request was made or at the latest on the following Business Day, stating at least (i) the amount that each Tranche D Lender must deliver (proportional to its participation in the Tranche D Amount); and (ii) the date on which the payment must be made to the Beneficiary in accordance with the provisions of the Bank Guarantee and/or the payment request (the “Bank Guarantee Payment Date”).

(b)        Each Tranche D Lender shall make available to the Bank Guarantor, before 10:00 a.m. on the Bank Guarantee Payment Date, the amount corresponding to it in the payment of the amount secured by the enforced Bank Guarantee in question, in same-day funds, by payment into account number 0049 that the Bank Guarantor holds with Banco de España (or any other account that it might hereafter designate). Each Tranche D Lender shall confirm by fax to the Bank Guarantor the payment of the funds no later than the time mentioned above.

(c)        In the event any of the Tranche D Lenders delays in the delivery of the amounts it is required to disburse under this Clause to the Bank Guarantor, without prejudice to the other actions that the Bank Guarantor may have against such Lender, such Lender shall pay to the Bank Guarantor default interest on the unpaid amount in accordance with the provisions set forth in Clauses 6.6 and 6.7, the provisions of which shall apply “mutatis mutandis”.

5.5.4       The Borrowers expressly and irrevocably undertake to repay the Tranche D Lenders, through the Bank Guarantor, all amounts paid by the Tranche D Lenders to the Beneficiaries pursuant to this Clause on the Business Day falling on the Bank Guarantee Payment Date which is communicated in the notice sent by the Bank Guarantor to Cableuropa. In the event the Borrowers fail to promptly repay the Tranche D Lenders the amounts disbursed by them under any Bank Guarantee, an Early Termination Event shall occur and default interest shall accrue and be capitalised in accordance with the provisions of Clauses 6.6 and 6.7 below.

5.6.      Documentation of the Drawdowns

5.6.1       Within five (5) Business Days following the date on which the Agent makes such request, which shall not be made by the Agent before the earlier of (i) the date of expiration of the Tranche A Availability Period or the Tranche B Availability Period, or (ii) the date on which amounts under Tranche A or B have been fully drawn, a duly authorised representative of the Borrowers shall execute before a Notary Public of their choice a notarial deed acknowledging the debt owed to the Lenders under Tranches A and/or B. Such instrument shall reflect: (i) the delivery of the funds corresponding to the Drawdowns made under Tranche A and/or B and the receipt of such funds by the relevant Borrower; and (ii) the Drawn Amount under Tranche A and/or B that remains outstanding as of such date. In the event that the Borrowers have not designated a Notary Public within the first three (3) Business Days from the Agent’s request, the relevant Borrower must appear before a Notary Public designated by the Agent.

5.6.2       Notwithstanding the foregoing, in the event that an Early Termination Event has occurred, the Agent may request the Borrowers to sign a notarial deed acknowledging the debt under each of Tranches A and B (if not acknowledged under 5.6.1) and under Tranche C of this Agreement with the same scope as that mentioned in the foregoing paragraph, for which purpose the Borrowers shall appear before the Notary Public designated by the Agent within five (5) Business Days of the date on which the Agent makes such request.

5.6.3       All costs arising from compliance with the obligations contemplated in this Clause (including the costs of executing and delivering the notarial deeds acknowledging the debt and the issuance of the first notarial copy thereof) shall be borne by the Borrowers.

5.6.4       Immediately after the execution by the Borrowers of each of the notarial deeds acknowledging debt mentioned in the preceding paragraphs, the Borrowers shall make available to the Agent the first notarial copy thereof.

6.         INTEREST

6.1.      Accrual and calculation of interest

Tranches A, B and C of the Credit Facilities shall accrue daily interest in favour of the Lenders on the Drawn Amount outstanding on each date until the complete repayment thereof at the floating interest rates set forth in this Agreement; such interest shall be calculated based on a year of three hundred sixty (360) days on the basis of the actual number of calendar days elapsed during each Interest Period. Interest per day shall be calculated pursuant to the following formula:

(C x R) / 360

Where:

“C” is the Drawn Amount outstanding; and

“R” is the Ordinary Interest Rate applicable in each case.

6.2.      Interest Periods

For purposes of calculating accrued interest, the period between the date of each Drawdown and the Final Maturity Date of the related Tranche shall be deemed to be divided into successive “Interest Periods”, the duration of which shall conform to the following rules:

(a)        An Interest Period shall commence on the day on which each Drawdown takes place. A new Interest Period shall commence at the end of each Interest Period.

(b)        Unless otherwise established in this Agreement, during the period from each Drawdown through the Final Maturity Date of each Tranche, Interest Periods shall have a duration of one (1) month, three (3) months or six (6) months, at the election of the Borrower or such other period that Cableuropa and the Agent may agree. No later than 11:00 a.m. on the third Business Day prior to the end of each Interest Period, the Borrower must notify the Agent, through Cableuropa, by letter or by fax followed by a letter, signed by a person duly authorised to represent Cableuropa, of the period chosen from among the possible periods; in the event that the Agent does not timely receive the correct form of such notice, the Interest Period in question shall be deemed to be three (3) months. The Agent shall notify the other Lenders of the duration of the Interest Period chosen by the Borrower during the Business Day following receipt of the notice from the Borrower.

(c)        The first Interest Period of a Drawdown under Tranches A or B, where there is another prior Drawdown that remains outstanding under the same Tranche, shall be of the length required for it to end concurrently with the end of the pre-existing Interest Period for the Drawdown under such Tranche, even if this means that the duration of such Interest Period must be established in weeks or days.

(d)        Any Interest Period of a Drawdown made under a Tranche that would otherwise end on a date subsequent to a partial repayment date, as established in Clause 7.2, for such Tranche or subsequent to the Final Maturity Date set forth in Clause 7.2 for such Tranche, shall end on the corresponding partial repayment date or on the corresponding Final Maturity Date, as applicable, even if this means that the duration of such Interest Period must be established in weeks or days.

(e)        Interest Periods shall be calculated on a daily basis. As an exception, in the event an Interest Period ends on a day that is not a Business Day, such Interest Period shall end on the immediately following Business Day, unless such day falls in another month, in which case such Interest Period shall be deemed to have ended on the immediately preceding Business Day.

(f)         For purposes of the computation, crediting and payment of interest, the first day of the Interest Period in question shall be deemed to be included in that period and the last shall be excluded from that period.

6.3.      Payment of Interest

Interest accrued during each Interest Period shall be calculated at the end of such Interest Period and must be paid by the Borrowers to the Agent prior to 10:00 a.m. on the last day of such Interest Period, without the need for any notice or demand for payment.

6.4.      Ordinary Interest Rate and Guarantee Fee

6.4.1       The interest rate of the Credit Facilities applicable to each Interest Period corresponding to Drawdowns under Tranche A, B or C shall be the annual percentage equal to the sum of the following items:

(a)        EURIBOR, to be calculated as provided in Clause 6.4.2 below, and

(b)        Margin, to be calculated as provided in Clause 6.4.3 below.

For purposes of this Agreement, the interest rate for Tranches A, B, and C of the Credit Facilities calculated pursuant to the provisions of the foregoing paragraphs shall be referred to for purposes of this Agreement as the “Ordinary Interest Rate.”

Rounding shall not be used in the determination of the interest rate.

6.4.2       “EURIBOR” (Euro Interbank Offered Rate) shall be understood to be the sum of the following components:

(a)        The Euro Monetary Market reference rate at or about 11:00 a.m. (Central European Time) on the second Business Day immediately preceding the date of commencement of each Interest Period that results from the application of the convention in force at any time, under the sponsorship of the FBE (Federation Bancaire de l’Union Europeene) and the Financial Market Association (ACI), and currently published on Reuter’s EURIBOR 01 page, or such other page that may replace it, applicable to financings with disbursement of deposits two (2) business days following the date for setting the interest rate, pursuant to the TARGET (Trans-European Automated Real-Time Gross Settlement Express Transfer System) schedule for deposits in Euros, for a period of time equal to the Interest Period in question. In the event that, for any reason, including the cases mentioned in Clause 6.2 (c), or due to exceptional circumstances, no such Euro Monetary Market reference rate is displayed for the requested period, the Agent shall notify the Borrower and the other Lenders of such circumstance, computing as the Euro Monetary Market reference rate the rate obtained by interpolating the two reference rates corresponding to the next longer and the next shorter periods for such Interest Period, both displayed on the Reuter’s EURIBOR 01 screen or such other page that may replace it.

In the event there is no next shorter period, the interest rate quoted for the next longer period shall apply. The reference rate thus obtained by the Agent shall be taken into account to determine the reference rate specified in the preceding paragraph.

(b)        Taxes, rates, or government or other surcharges that are payable upon deposits obtained in the Euro Zone Interbank Market, as well as brokerage fees or commissions paid to obtain such deposits, and the taxes that are assessed upon such brokerage commissions or fees.

6.4.3       “Margin” means the following:

(a)        Tranches A and C: the Margin applicable to Drawdowns made under Tranche A or Tranche C shall be calculated as follows:

(i)         Until 30 June 2005, the annual Margin applicable to any Drawdowns outstanding under Tranche A or Tranche C shall be two point five (2.50%) per cent.

(ii)        After 30 June 2005, the annual Margin applicable to Drawdowns outstanding under Tranche A or Tranche C shall be adjusted by the Agent on a quarterly basis during the entire life of the Credit Facilities in accordance with the last Total Debt to Consolidated Annualised EBITDA ratio appearing in the Certificate of Compliance with

Financial Covenants issued by Cableuropa’s Chief Financial Officer (which certificate shall be fully binding on all the Borrowers) and corresponding to the Calendar Quarter immediately preceding the Calendar Quarter in which such covenant was calculated. The Margin shall be adjusted on the basis of the following table:

Total Debt to Consolidated Annualised EBITDA ratio	Margin
Above 6.00	2.50% p.a.
Above 5.00 but not exceeding 6.00	2.25% p.a.
Above 4.00 but not exceeding 5.00	2.00% p.a.
Above 3.00 but not exceeding 4.00	1.50% p.a.
Not exceeding 3.00	1.00% p.a.

(iii)       For so long that an Early Termination Event has occurred and is continuing, particularly including the breach of the Financial Covenants set forth in Clause 14, the annual Margin of two point five (2.50%) per cent shall apply, without prejudice to the faculty of the Lenders to declare the Credit Facilities to be due and demand the early repayment of all amounts then owed by the Borrowers.

(iv)      The adjustments to Margin as a result of the foregoing shall be applicable to such Interest Periods as are in effect as of the date the Agent receives the relevant Certificate of Compliance with Financial Covenants issued by Cableuropa’s Chief Financial Officer (which certificate shall be fully binding on all the Borrowers), corresponding to the Calendar Quarter immediately preceding the Calendar Quarter in which the Total Debt to Consolidated Annualised EBITDA covenant was calculated. The adjustment shall be applied as from the last day of the Calendar Quarter to which the Certificate of Compliance with Financial Covenants relates.

(b)        Tranche B: The Margin applicable to Drawdowns under Tranche B shall be the Margin applicable to Drawdowns under Tranche A at any time, plus 0.25% per annum. The adjustments to the Tranche A Margin as a result of the provisions of (a) above shall also be applicable to the Interest Periods for Drawdowns under Tranche B that are in effect as of the date the Agent receives the relevant Certificate of Compliance with Financial Covenants issued by Cableuropa’s Chief Financial Officer (which certificate shall be fully binding on all the Borrowers), corresponding to the Calendar Quarter immediately preceding the Calendar Quarter in which the Total Debt to Consolidated Annualised EBITDA covenant was calculated. The adjustment shall be applied as from last day of the Calendar Quarter to which the Certificate of Compliance with Financial Covenants relates.

(c)        In the event that the Trustee for the 2014 Notes fails to accede to or to execute the Intercreditor Agreement as established in Clause 15.1 (n) by the end of the period established in such Clause, the Applicable Margin for each of the Tranches A, B and C and the Guarantee Fee for Tranche D shall increase by 0.375% per annum until the earlier of the following circumstances occur: (i) the accession of or the execution by the Trustee for the 2014 Notes to the Intercreditor Agreement as established in Clause 15.1 (n); and (ii) the occurrence of a Release Event.

Such increase in the applicable Margin and in the Guarantee Fee shall not however apply if the failure to accede to or failure to execute the Intercreditor Agreement results from: (i) the failure by a Lender or Lenders to sign or approve a form of Intercreditor Agreement substantially in a form which has been agreed in principle between the Agent (acting on the instructions of the Majority of Lenders, acting reasonably), the Obligors and the Trustee for the 2014 Notes; or (ii) the Agent or Lenders requiring the Intercreditor Agreement to include provisions which are materially at variance with comparable market precedents or that the Trustee (acting reasonably) rejects as changes not in accordance with the provisions of the indentures under the 2014 Notes, and this results in an unwillingness by the Trustee for the 2014 Notes to accede to or execute the Intercreditor Agreement.

6.4.4       Two (2) Business Days prior to the date of commencement of each Interest Period, the Agent shall calculate the applicable Ordinary Interest Rate and shall notify the other Lenders and the Borrower of such rate by fax prior to 1:00 p.m. on the date of calculation thereof.

Cableuropa, on behalf of the relevant Borrowers, must also confirm its acceptance of the EURIBOR and the Margin to the Agent by letter, or by fax followed by a letter signed by a duly authorised representative, before 5:00 p.m. on the date of the notice and in accordance with the rules set forth below, provided that in the absence of such confirmation in due time and manner the relevant Borrower is deemed to have accepted such EURIBOR and Margin.

As the applicable Ordinary Interest Rate is determined by means of an objective procedure, the Borrowers may only reject the applicable Ordinary Interest Rate communicated by the Agent in the event of manifest error in the calculation thereof. Cableuropa shall communicate such circumstance by fax to the Agent before such time, and, in such a case, the Agent shall cure the error and re-commence the procedure to communicate the applicable interest rate. The Agent may sufficiently demonstrate the accuracy of the applicable Ordinary Interest Rate at any time, without any additional requirement, by printing the related screen at the agreed-upon time.

6.4.5       The guaranteed Borrowers shall pay the Bank Guarantor, for subsequent distribution among the Tranche D Lenders in proportion to their participation therein, on account of the cost of the Bank Guarantees, an annual fee equal to the Margin applicable to Tranche A at any time (which Margin shall be calculated as set forth in Clauses 6.4.3 (a) and 6.4.4 above) applied on the total outstanding amount guaranteed in respect of any items (including expenses, interest and the amount of the remaining associated obligations, if any) by the group of Bank Guarantees in effect (the “Guarantee Fee”). The Guarantee Fee shall accrue in advance on the basis of each Calendar Quarter and costs shall be calculated on the amount of Bank Guarantees in effect on the first day of each Calendar Quarter. Such costs shall be settled and paid on the first Business Day of such Calendar Quarter.

6.5.      Substitute Interest Rate

6.5.1       In the event that the EURIBOR does not exist or the possibility of ascertaining it in the manner set forth in Clause 6.4.2 above is uncertain, a substitute interest rate (the “Substitute Interest Rate”) shall be applied to Tranches A, B and C during such Interest Period in the form set forth in the following paragraphs, which shall be sum of the following components:

•           The arithmetic mean of the interbank interest rates offered to the Reference Entities in the Euro Zone Interbank Market at or about 11:00 a.m. on the second Business Day immediately preceding the commencement of the Interest Period, for deposits in an amount equal or substantially equal to the outstanding amount of the Credit Facilities, and for a period of time equal to the Interest Period in question, increased by taxes, duties and government or other surcharges that are levied upon the interest from deposits obtained in the Euro Zone Interbank Market, as well as brokerage fees or commissions paid to obtain such deposits, and the taxes that are assessed upon such brokerage commissions or fees; and

•           The Margin, which shall be calculated as set forth in Clause 6.4.3 above.

6.5.2       Rounding shall not be used for the determination of the Substitute Interest Rate.

6.5.3       For purposes of this Clause, the Reference Entities are:

•           Banco Popular Español, S.A.

•           Caja de Ahorros y Monte de Piedad de Madrid

•           Barclays Bank, S.A.E.

6.5.4       The mechanism for setting the Substitute Interest rate shall be as follows:

(a)        No later than the morning of the second Business Day preceding the date of commencement of the corresponding Interest Period, the Agent must obtain from the Reference Entities the applicable interbank interest rates with which the Agent must, on that day, calculate the arithmetic mean to serve as the basis for the determination of the Substitute Interest Rate applicable to the Interest Period and the amount in question.

(b)       In the event that a Reference Entity does not indicate such interest rate, or if deposits for a period equal to the Interest Period in question have not been offered to the Reference Entities in the Euro Zone Interbank Market, the arithmetic mean shall be taken from those that are quoted, provided that at least two quotations are given. And if only one entity supplies a quote on the date indicated, such quotation shall apply.

(c)        Any of the Reference Entities shall cease to be a Reference Entity in the event that it fails to make the required communications in accordance with the preceding paragraph of this Clause with respect to two or more Interest Periods, or shall become a Lender.

In the event that a Reference Entity consolidates with, is acquired by, or acquires another lending entity, it shall be replaced by the resulting new entity for the purposes set forth in the Clauses of this Agreement. If, on the other hand, a spin-off of one of the Reference Entities occurs, Cableuropa shall choose one of the spun-off entities.

The replacement of such Reference Entities shall be effected through a new designation proposed by the Agent and agreed to by the Majority of Lenders, following consultation with Cableuropa.

(d)       As a general rule, Substitute Interest Rates shall be paid in one (1) month periods (unless there is shorter period due to an anomaly in the markets), for the purpose of avoiding excessive fragmentation of the periods and a resulting multiplicity of interest calculations. For the purposes of paying interest, the following shall be taken into account at the end of such one (1) month payment periods during which the Substitute Interest Rates are applied: as many payments (partial payments) shall be made as Substitute Interest Rates have been applied, each for the number of days on which the same Substitute Interest Rate has been applied during such payment period.

(e)        Once the Substitute Interest Rate has been set, Cableuropa and all of the Lenders shall be notified thereof prior to 2:00 p.m. Madrid time on the Business Day preceding the commencement of the Interest Period. As the applicable Substitute Interest Rate is determined by means of an objective procedure, the Borrowers may only reject the applicable Substitute Interest Rate communicated by the Agent in the event of manifest error in the calculation thereof. Cableuropa shall communicate such circumstance by fax to the Agent before that time, and, in such a case, the Agent shall cure that error and re-commence the procedure to communicate the applicable interest rate. The Agent may sufficiently demonstrate the accuracy of the Substitute Interest Rate applicable at any time, without any additional requirement, by sending a copy of the communication as to the interbank interest rate sent by the Reference Entities to the Agent.

(f)        The application of the Substitute Interest Rate mentioned in this clause shall cease upon the cessation of the exceptional circumstances giving rise to the application thereof. On the date on which such circumstances cease to occur, the Agent shall notify Cableuropa and the other Lenders thereof and shall commence the proceeding set forth in Clause 6.4.

6.6.      Default Interest Rate

6.6.1       Without prejudice to the actions for termination that may be exercised if, for any reason, any of the Borrowers has not promptly complied with any payment obligation under this Agreement, default interest shall accrue for the benefit of the Lenders, without demand, on the amounts not promptly paid, all in accordance with the provisions of Article 316 of the Commercial Code.

6.6.2       The annual default interest rate (“Default Interest Rate”) shall accrue on a daily basis on the aggregate unpaid amount and shall be paid on a monthly basis (so long as the unpaid amounts have not been paid in full) on the basis of a three hundred sixty (360) day year, and shall be equal to:

(a)        with respect to unpaid amounts under Tranches A, B or C, the sum of EURIBOR, the Margin applicable as of the date of execution hereof and two (2%) percentage points; and

(b)        with respect to unpaid amounts under Tranche D, the sum of the Guarantee Fee applicable as of the date of execution hereof and two percentage (2%) points.

The Default Interest Rate shall also be the post-judgment interest rate for the purposes of the provisions of Section 576 of Law No. 1/2000 of 7 January, on Civil Procedure (Ley 1/2000, de 7 de enero, de Enjuiciamiento Civil).

6.7.      Capitalisation of interest

Pursuant to the provisions of Section 317 of the Commercial Code, it is hereby expressly agreed that all past-due and unpaid interest shall be added, upon the date of maturity thereof, to the outstanding principal.  In addition, accrued and unpaid default interest shall be capitalised by adding it to the outstanding principal on the first Business Day of each calendar week, and new interest shall thereafter accrue, on a daily basis, at the Default Interest Rate.

7.         REPAYMENT

7.1.      Duration

Without prejudice to the provisions of other Clauses of this Agreement, this Agreement shall remain in effect until 31 December 2012 (the “Final Maturity Date”). On the Final Maturity Date, the Borrowers must have paid all of the amounts due for any reason under this Agreement.

7.2.      Ordinary Repayment

The Borrowers shall repay the Drawn Amount under the Credit Facilities in such manner and within such periods as are hereinbelow set forth for each Tranche:

(a)        Tranche A: The Borrowers shall, as may be applicable depending upon the Drawdowns effected, repay the amounts drawn under Tranche A in twelve

(12) semi-annual instalments on such dates and at such percentages or for such amounts as are set forth below, and the date of payment of the last instalment shall be the “Tranche A Final Maturity Date”:

Instalment	Partial Repayment Date	minimum repayment %
1	31 December 2006	0.50%
2	30 June 2007	1.00%
3	31 December 2007	3.50%
4	30 June 2008	5.00%
5	31 December 2008	5.00%
6	30 June 2009	10.00%
7	31 December 2009	14.00%
8	30 June 2010	14.00%
9	31 December 2010	14.00%
10	30 June 2011	14.00%
11	31 December 2011	14.00%
12	30 June 2012	5.00%
	TOTAL	100%

The above-mentioned percentages shall be applied to the amounts drawn under Tranche A at the end of the Tranche A Availability Period.

(b)        Tranche B: The Borrowers shall repay the amounts drawn under Tranche B Amount in eleven (11) semi-annual instalments on such dates and at such percentages or for such amounts as are set forth below, and the date of payment of the last instalment shall be the “Tranche B Final Maturity Date”:

Instalment	Partial Repayment Date	minimum repayment %
1	31 December 2007	2.00%
2	30 June 2008	3.00%
3	31 December 2008	5.00%
4	30 June 2009	10.00%
5	31 December 2009	10.00%
6	30 June 2010	10.00%
7	31 December 2010	10.00%
8	30 June 2011	10.00%
9	31 December 2011	10.00%
10	30 June 2012	15.00%
11	31 December 2012	15.00%
	TOTAL	100%

The above-mentioned percentages shall be applied on the amounts drawn under Tranche B at the end of the Tranche B Availability Period.

(c)        Tranche C: The Borrowers shall fully repay the drawn amount under each Tranche C Drawdown on the last Business Day of the Interest Period selected in the corresponding Drawdown Request, and, in any case, at the end of the Tranche C Availability Period or, if applicable, at the Tranche C Final Maturity Date.

Any amounts repaid to the Lenders prior to the end of the Tranche C Availability Period may be drawn again by the Borrowers during the effectiveness of such period, subject to the terms and conditions herein set forth, except for such amounts as may have been prepaid in compliance with Clause 7.4 and 7.7 of this Agreement.

If not later than the third Business Day prior to the end of the Interest Period selected for any Tranche C Drawdown, a Borrower does not notify in writing its irrevocable intention to fully repay the drawn amount under such Tranche C Drawdown, the relevant Borrower will automatically be deemed to have made a further Tranche C Drawdown for an amount equal to the amount not repaid on the last Business Day of the previous Interest Period. The Interest Period for such Tranche C Drawdown shall be of the same duration as for the previous Interest Period.

The Tranche C Amount (or, if applicable, the Tranche C Maximum Available Amount) that has been drawn and remains outstanding at the end of the Tranche C Availability Period shall be repaid by the Borrowers in a single payment on 31 December 2012 (the “Tranche C Final Maturity Date”).

(d)        Tranche D: The Borrowers shall have released (in the manner set forth in Clauses 7.6.2 or, in its case, 7.6.3) the Lenders from all of their obligations under the Bank Guarantees and paid to the Lenders all amounts owed for any reason in connection with the Bank Guarantees not later than 31 December 2012 (the “Tranche D Final Maturity Date”).

Notwithstanding the foregoing, the Borrowers shall cancel each Bank Guarantee not later than the end of the second (2nd) Calendar Quarter subsequent to that in which the guaranteed Subsidised Financing has been fully repaid, or on such prior date as the corresponding Beneficiary has released such Bank Guarantee, provided, however, that all the Bank Guarantees shall in any case be cancelled on or before the Tranche D Final Maturity Date.

For such purposes, Schedule 1 includes the repayment schedule for the Existing Subsidised Financing (except for the Undrawn Subsidised Financing). Likewise, for any Subsidised Financing that may be obtained or drawn after the date of this Agreement, the repayment schedule for such Subsidised Financing shall be delivered by Cableuropa to the Bank Guarantor and the Agent together with the Bank Guarantee Request.

Notwithstanding the foregoing, the Parties hereby agree that, as a result of the fact that each of the Borrowers has full liability upon all of its present and future assets in connection with the Bank Guarantees, the terms and conditions set forth in this Agreement shall continue to be in effect with respect to the Bank Guarantees issued as between the Lenders and the guaranteed Borrowers, even after the Tranche D Final Maturity Date, as long as any amounts in favour of the Tranche D Lenders remain unpaid under this Agreement or there are Bank Guarantees that have been granted but not released or cancelled by the relevant Beneficiary, and until complete termination thereof.

7.3.      Voluntary prepayment of Tranches A and B

7.3.1       The Borrowers may voluntarily prepay the whole or, as the case may be, part of the amounts withdrawn under Tranches A or B of the Credit Facilities, without any premium or penalty, provided that the following conditions are met:

(a)        The date on which the prepayment is made coincides with the last day of a then-current Interest Period;

(b)        The prepayment is for a minimum amount of five million (€5,000,000) Euros (unless the whole of Tranche A or B is prepaid); and

(c)        The Agent has received, at least five (5) Business Days in advance, written notice from Cableuropa setting forth the intended prepayment date and the intended prepayment amount.

7.3.2       Once the Agent has received the voluntary prepayment notice, the Borrower’s decision to prepay under such terms as set forth in the notice shall be irrevocable.

7.3.3       The Borrower’s notice shall be communicated by the Agent to the Lenders within two (2) Business Days following the date of receipt thereof.

7.4.      Mandatory Prepayment

7.4.1       The Borrowers shall partially prepay the Drawn Amount under Tranches A, B, and C and the amounts due and payable under Clause 5.5.4, in the events and pursuant to the rules set forth below:

(i)         in the event contemplated in Clause 10.2 of this Agreement (Change in Legal Circumstances);

(ii)        in the event of the occurrence of a loss insured under insurance policies (except civil liability insurance and business interruption insurance), the indemnification received (after taxes) shall be immediately paid into the Insurance Account, and it shall be applied against prepayment of the Drawn Amount under Tranches A, B, and C and the amounts due and payable under Clause 5.5.4 if such accumulated indemnification amounts exceed five million (€5,000,000) Euros per annum and are not used, during the twelve (12) months following the date of receipt of the indemnification, for replacement or repair of the lost asset or to meet the liabilities by reason of which the indemnification was received;

(iii)       in the event of sale or transfer of any fixed assets, lines of business, or shares and interests in any company of the Group belonging to any Obligor, the total price obtained from the sale or transfer (after costs and expenses incurred on an arms’ length basis for such transactions, and taxes incident to the transaction) shall immediately be paid into the Asset Transfer Account, and such part of the price exceeding an accumulated amount of fifteen million (€15,000,000) Euros per annum and not reinvested in the business (in accordance with Clause 15.2 (u)) during the twelve (12) months following the receipt of such amount shall be applied against the prepayment of the Drawn Amount under Tranches A, B, and C and the amounts due and payable under Clause 5.5.4;

(iv)       in the event of an IPO which proceeds (net of taxes and reasonable transaction expenses) are injected into Cableuropa in accordance with Clause 15.1 (cc), such proceeds shall be used for the following purposes and in the following order:

(1)        full repayment of the EVC Liabilities and, should this be legally impossible, the entry into such transactions as may be required to assign or obtain a third-party guarantee in respect of the payment obligations under the EVC Liabilities, provided that all payment obligations and liabilities arising for Cableuropa under such transactions shall only be paid out from, and shall have recourse only to, the IPO proceeds;

(2)        the remaining amount, if any, shall be used to prepay the outstanding amount under Tranche A in an amount of up to two hundred million (€200,000,000) Euros; and

(3)        in the event that there is any amount remaining fifty (50%) per cent thereof shall be applied against: (i) the pro rata prepayment of Tranches A and B; and then (ii) prepayment of Tranche C.

Notwithstanding the foregoing, the amount to be mandatorily prepaid in the event of an IPO pursuant to paragraphs (2) and (3) above shall be limited to such amount as may be required in order that, after the above-mentioned prepayment, the Senior Debt to Consolidated Annualised EBITDA ratio is below 3.5x if the IPO takes place in 2005, or is below 3.0x if the IPO takes place in any subsequent year. For this purpose, Cableuropa shall deliver to the Agent, prior to the prepayment, a pro-forma Certificate of Compliance with Financial Covenants (which will be calculated as if the above-mentioned prepayment had taken place) issued by the Chief Financial Officer of Cableuropa relating to the immediately preceding Calendar Quarter setting forth the amount of Senior Debt that needs to be repaid in order to be able to attain the above-mentioned ratio.

The remaining proceeds of the IPO injected into Cableuropa shall constitute free cashflow;

(v)        if Consolidated Excess Cash Flow is generated according to the calculation prepared by Cableuropa and certified by the Auditor on the basis of the Group’s Audited Consolidated Annual Financial Statements for the immediately preceding financial year, an amount equal to fifty (50%) per cent of such Consolidated Excess Cash Flow shall be applied to the partial prepayment of the Drawn Amount under Tranches A, B, and C and the amounts due and payable under Clause 5.5.4. The Auditor’s certificate shall be forwarded to the Agent within the first six (6) months following the close of the financial year in question; and

(vi)       pursuant to the provisions of paragraph (d) of the definition of Permitted Debt, and in compliance with all of the requirements therein specified, if any Obligor obtains Permitted Debt in order to apply it exclusively against the Refinancing of part of the Credit Facilities, the aforementioned Permitted Debt shall be used to prepay such part of the Credit Facilities.

7.4.2       Any prepayment made by the Borrowers under the provisions of this Clause 7.4 must be made on the last day of the Interest Period then underway ending on the subsequent date that is the closest to the date when the event giving rise to the prepayment occurs, and in the event contemplated in paragraph (v), on the subsequent date that is the closest to the date when the Agent receives the certificate therein mentioned, unless the Borrowers wish to make the prepayment forthwith, in which case they shall pay the Breakage Costs under Clause 11 (c) of this Agreement.

The receipt of any payment or the occurrence of any of the other events contemplated in paragraphs (ii), (iii), (iv) and (vi) shall be notified in writing by the Borrowers to the Agent within seven (7) days following the date any such payment or event has occurred. In turn, the Agent shall give notice of such circumstances to the rest of the Lenders within two (2) Business Days following the date of being notified thereof by the Borrowers.

7.4.3       The prepayment events contemplated in paragraphs 7.4.1 (ii), (iii) and (v) shall cease to apply for so long as a Release Event has occurred and is continuing.

7.5.      Effects of prepayment

7.5.1       Any partial prepayment, whether voluntary or mandatory, of the Drawn Amount under Tranches A and B and the amounts due and payable under Clause 5.5.4 (except for the provisions: (i) in Clause 7.4.1 (i), in which case the prepayment shall be applied directly against the affected Tranches; and (ii) in Clause 7.4.1 (iv), in which case the repayment order expressly set forth therein shall be followed) shall initially be applied against Tranches A and B and, if applicable, against the amounts due and payable under Clause 5.5.4 in proportion to the amount of such Tranches and due and payable amounts under Clause 5.5.4.

The repayment schedule provided for in Clause 7.2 (a) and (b) above shall be retained, but each of the outstanding instalments shall be proportionately reduced by the corresponding amount.

7.5.2       Once the available amounts have been applied against repayment of the debt under Tranche A and, if applicable, Tranche B and Clause 5.5.4, any remaining amount shall be applied against repayment of Tranche C. Amounts withdrawn under Tranche C that have thus been repaid may not be withdrawn again, and therefore, the Maximum Available Amount under Tranche C shall thereby be reduced.

7.5.3       If there is a remaining amount once the debt under Tranches A, B and C and the amounts due and payable under Clause 5.5.4 has been fully repaid, the Borrowers shall release the Bank Guarantees pursuant to the provisions of Clause 7.6 hereof.

7.5.4       Partial prepayments shall be subject to the payment allocation provisions contained in Clause 9.5 below. Amounts repaid shall be distributed among the Lenders in proportion to their respective commitments. In no event may any new Drawdowns be made against such amounts as have been repaid under Tranches A or B.

7.5.5       Repayments under Tranche C may be made at any time pursuant to the provisions of Clause 7.2 (c). Any such repayments shall be applied against such Tranche, and they may not be applied against repayment under other Tranches. However, amounts withdrawn under Tranche C that have been repaid in compliance with the provisions of Clause 7.4 may not be drawn again, and therefore, the Maximum Available Amount under Tranche C shall thereby be reduced.

7.6.      Release of the Bank Guarantees

7.6.1       The guaranteed Borrowers shall have the duty to procure the release of the Bank Guarantor and, as a result thereof, all of the Tranche D Lenders, from all the Bank Guarantees granted which are in effect at the time in question, in the following cases:

(a)        upon the occurrence of a circumstance or a combination of circumstances which constitutes any of the Early Termination Events;

(b)        if the entire Drawn Amount under Tranches A, B and C has been prepaid;

(c)        upon the Tranche D Final Maturity Date; and

(d)        in any of the cases provided for by law.

7.6.2       Unless the Majority of the Tranche D Lenders (calculated by applying the definition of Majority of Lenders to the Tranche D Lenders adjusted accordingly) authorise the use of other means, the release contemplated in the preceding paragraph shall be effected by delivering to the Bank Guarantor (i) the Bank Guarantee or (ii) a document duly executed by each of the Beneficiaries whereby they expressly fully release the Bank Guarantor and, as a result thereof, the

Tranche D Lenders, from any and all liability or obligations under the Bank Guarantee, within fifteen (15) days following notice by the Bank Guarantor of the occurrence of the events described in paragraphs (a), (b) and (d) above or following the occurrence of the event contemplated in paragraph (c), without prejudice to compliance with the obligation set forth in Clause 5.5.4 of this Agreement.

7.6.3       Failure by the guaranteed Borrower to effect the mandatory release as provided in this Clause, the guaranteed Borrower will immediately make a bank deposit and pledge it in a notarial deed, to be executed in terms similar to those contained in Schedule 13 except that the amount deposited shall not be available for the Borrower until the release of the relevant Bank Guarantee, in favour of the Tranche D Lenders, and for such purpose, the guaranteed Borrower shall deposit in a bank account opened with the Agent an amount equal to the sum of the amounts guaranteed under the Bank Guarantees issued by the Bank Guarantor, as well as any other amounts that may be payable by them under this Agreement. Such bank deposit shall be released as soon as the Bank Guarantees are released. Furthermore, upon the acceleration of the Credit Facilities pursuant to Clause 16 of this Agreement, any amounts deposited shall be applied exclusively to repay any due amounts under Tranche D.

7.7.      Partial cancellation of the Maximum Available Amount under Tranche C and of the Bank Guarantees requested under Tranche D

7.7.1       The Borrowers, through Cableuropa, may at any time request from the Lenders a reduction in whole or part of the Maximum Available Amount under Tranche C, which request may not be denied as long as:

(i)         notice of the decision to reduce the Maximum Available Amount under Tranche C, which shall be unconditional and irrevocable, has been delivered to the Agent at least five (5) Business Days prior to the effective date of such reduction, which shall necessarily coincide with the last day of a then-current Interest Period;

(ii)        such notice includes the amount intended to be reduced, which shall not be less than five million (€5,000,000) Euros (or such lesser amount as may be left for full repayment under Tranche C) and, for greater amounts, the reduction shall be a multiple of five million (€5,000,000) Euros; and

(iii)       the Borrowers pay, on the effective date, the difference, if any, between the amount cancelled under Tranche C and the new Maximum Available Amount under Tranche C. A reduction in the Maximum Available Amount under Tranche C that satisfies these requirements shall not result in the Borrowers incurring any cost or penalty whatsoever. The available amount under Tranche C that has so been reduced may not be drawn again.

7.7.2       The Borrowers may voluntarily cancel the whole or, as the case may be, part of the amounts drawn in the form of Bank Guarantees under Tranche D of the Credit

Facilities, without any premium or penalty, provided that the following conditions are met:

(a)        the Bank Guarantees shall not be cancelled in part, meaning that each Bank Guarantee is indivisible and shall be entirely cancelled in a single payment unless expressly permitted by the relevant Bank Guarantee or in case that Cableuropa provides due evidence of an express partial release by the Beneficiaries of such Bank Guarantee due to a reduction of the guaranteed amount thereunder;

(b)        the guaranteed Borrower:

(i)         shall fully pay, on the date of their cancellation thereof, the accrued and unpaid Guarantee Fee in connection with each Bank Guarantee that is cancelled, and shall deliver to the Bank Guarantor the original Bank Guarantee issued or, failing this, a document issued by the Beneficiary evidencing the release of the cancelled Bank Guarantee; or

(ii)        shall make a bank deposit and pledge it in a notarial deed on the cancellation date in favour of the Tranche D Lenders, for which purpose it shall deposit the aggregate amount of the Bank Guarantees to be cancelled granted by the Tranche D Lenders, as well as any other amounts payable by it under Tranche D, in a pledged bank account opened with the Bank Guarantor. The deposited amount shall be equal to the sum of the guaranteed principal, the accrued Guarantee Fee, and any associated expenses and liabilities (plus the Guarantee Fee for one (1) year if the Bank Guarantee has been granted for an indefinite period). Such amount shall be released as soon as the Bank Guarantees are released; and

(c)        the Agent and the Bank Guarantor shall have received, at least five (5) Business Days in advance, written notice from Cableuropa setting forth the date upon which the guaranteed Borrower seeks to prepay the Bank Guarantees and the number of Bank Guarantees it seeks to cancel, as well as the characteristics, beneficiaries and amount thereof.

Moreover, the Borrowers, through Cableuropa, may at any time request from the Lenders the cancellation of the whole or, as the case may be, part of the amounts undrawn under Tranche D of the Credit Facilities, which request may not be denied as long as notice of the decision to reduce the Tranche D Amount, which shall be unconditional and irrevocable, has been delivered to the Agent and the Bank Guarantor at least five (5) Business Days prior to the effective date of such reduction.

7.7.3       Once this notice has been received by the Agent and the Bank Guarantor, the guaranteed Borrower’s decision to prepay the Bank Guarantees under such terms as set forth in the notice shall be irrevocable.

7.7.4       The Borrower’s notice, given through Cableuropa, shall be forwarded by the Agent to the Lenders within two (2) Business Days following the date of receipt thereof.

7.8.      Total Cancellation of the Credit Facilities

These Credit Facilities shall be fully cancelled if the Closing Date has not occurred, for any reason, within forty five (45) days following the date of execution of this Agreement.

8.         FEES

8.1.      Arrangement and Participation Fee

Cableuropa, acting in its own name and on behalf of the other Borrowers, shall pay the Agent, for distribution among the Lenders, an arrangement and participation fee in such amount as is agreed in a separate letter executed on the date hereof between Cableuropa and the Agent. The arrangement and participation fee shall be paid by Cableuropa on the earlier of: (a) seven (7) Business Days following the date of execution of this Agreement; or (b) the date of the first Drawdown under Tranche A or C. In the latter case, the Agent is irrevocably authorised by Cableuropa to, immediately after the first Drawdown under Tranche A or C has been deposited in the account mentioned in Clause 5.3 (a) (iv), directly charge such fee from the amounts deposited for distribution among the Lenders, such direct charge serving as full acknowledgement of payment from the Lenders of the corresponding amounts.

8.2.      Agency Fee

Cableuropa, acting in its own name and on behalf of the other Borrowers, shall pay the Agent an annual agency fee in such amount as is agreed in a separate letter executed on the date hereof between Cableuropa and the Agent. The amount of the agency fee for the financial year running between the Closing Date and the first anniversary thereof shall be paid by Cableuropa, in its own name and on behalf of the other Borrowers, to the Lender with the funds from the first Drawdown under Tranche A or C, and the Agent is irrevocably authorised by Cableuropa to, immediately after the first Drawdown under Tranche A or C has been deposited in the account mentioned in Clause 5.3 (a) (iv), directly charge such fee from the amounts deposited, such direct charge serving as full acknowledgement of payment from the Agent of the corresponding amount. Moreover, Cableuropa, acting in its own name and on behalf of the other Borrowers, shall pay the agency fee to the Agent on the Closing Date and on each anniversary of the Closing Date.

8.3.      Commitment Fee

8.3.1       Cableuropa, acting in its own name and on behalf of the other Borrowers, shall pay the Agent, for distribution among the Lenders in proportion to their participation in each Tranche, a commitment fee for each of the Tranches that shall be equal to the lesser of the following amounts: (i) 0.75% annually; or (ii) fifty (50%) per cent of the Margin applicable to the respective Tranche, multiplied, in both cases, by the undrawn Amount, calculated on a daily basis, under each Tranche (except for Tranche C, for which there shall be taken into account the Maximum Available Amount under Tranche C rather than the Tranche C Amount) during the calculation period described in the paragraph below.

8.3.2       This fee shall accrue daily based on a year of three hundred and sixty (360) days and depending upon the number of days actually elapsed during the period running between the date of this Agreement and the day (inclusive) prior to the end date of the Availability Period for the relevant Tranche, and shall be payable in arrears on the last day of each Calendar Quarter ending during the above-mentioned period.

8.4.      VAT

Cableuropa shall bear any VAT payment that may accrue on the fees set forth in this Clause.

9.         PAYMENTS

9.1.      Payments not requiring demand

On each date on which a Borrower must pay any sum pursuant to this Agreement, such Borrower, without any demand for payment being required, shall deliver the required funds in Euros (and in the case of expenses incurred in another currency, in such currency as the expenses were incurred) to the Agent, before 10:00 a.m. on the date on which they are due, in same day funds, into the account that the Agent may from time to time have notified to the Borrowers.

Unless expressly provided otherwise in this Agreement, all sums so received by the Agent shall be paid by it into the credit account referred to in Clause 17 and distributed in same day funds to the other Lenders in proportion to their participation in the Principal Debt.

9.2.      Set-off

9.2.1       The Lenders are hereby expressly and irrevocably authorised by the Obligors to apply against payment of any amounts owed by them under this Agreement such balances in favour of any of the Obligors as may be in possession of the Lenders, whether in current accounts, savings accounts or otherwise, and to make, as a result, such payments and charges as may be appropriate, including the sale of securities or any other deposit that the Obligors may keep at the main office or any branch of the Lenders, for which purposes there shall also be deemed included such securities as are represented by book entries in respect of which any Lender is a depository entity or an acceding entity, unless in each case the securities or deposits (and, in particular, the deposits in the Asset Transfer Account and the Insurance Account) are subject to a security interest in favour of the Lenders. All obligations and claims, which are due and payable, liquid and reciprocal and arise from the Agreement, shall be deemed automatically set off up to the matching amount. The authorisation to set off specifically includes, with respect to funds deposited in foreign currency, the power to convert them into domestic currency.

9.2.2       The Lenders may exercise the powers granted to them hereunder without any requirement being satisfied other than the fact that some debt has become due, even if at an earlier date, and has not been paid, without the need for any approval or ratification by the Obligors or any court order, provided, however, that once a set-off has been effected, the Lender that has effected it shall give notice thereof to Cableuropa through the Agent in order that Cableuropa shall in turn notify the affected Obligor.

9.3.      Proportionality

All payments (including but not limited to payments of outstanding principal and interest or proceeds raised from enforcement of the Security Agreements) received by the Lenders, both through the Agent and through any other Lender, shall be in proportion to their respective participation in the Principal Debt. Unless otherwise expressly provided in this Agreement, in the event that any Lender receives, by reason of these Credit Facilities, a direct or set-off payment that is proportionately greater than the payments received by the other Lenders, then it shall be obliged to deliver to the Agent the excess funds received in order for the Agent to redistribute them among the other Lenders on the same valuation date on which it receives them, in such manner that the amounts received by each Lender shall at all times be in proportion to their participation in the Principal Debt, except for those Lenders which have been declared “subordinated creditors” (“acreedores subordinados”) of any of the Borrowers or Obligors on an insolvency proceeding.

A Lender is not obliged to share with any other Lender any amount which it has received or recovered as a result of taking legal or arbitration proceedings, if: (a) it notified that other Lender of the legal or arbitration proceedings; and (b) that other Lender had an opportunity to participate in those legal or arbitration proceedings but did not do so as soon as reasonably practicable having received notice and did not take separate legal or arbitration proceedings.

This Clause 9.3 shall not apply to any proceeds received from the Borrowers or Obligors under Clause 5.5.4 of this Agreement, which shall be exclusively redistributed between the Tranche D Lenders in proportion to their participation in the Principal Debt under Tranche D.

9.4.      Payment Dates

Any payment that falls due on a non-Business Day shall be made on the immediately following Business Day, unless the latter corresponds to the following calendar month, in which case the payment shall be brought forward to the last Business Day prior to the month in question.

9.5.      Allocation of Payments

9.5.1       Without prejudice to the provisions of Clause 7.4 above, all payments made by the Borrowers to the Lenders (through the Agent or otherwise) shall be applied, in the following order, against the payment of: (i) default interest, (ii) ordinary interest, (iii) fees and commissions, (iv) expenses and taxes, (v) indemnifications and additional costs, (vi) court costs and expenses, and (vii) outstanding principal, in proportion, where relevant, to their respective participation in the Drawn Amount.

9.5.2       Within each of the above-mentioned items, payments shall be first applied against the oldest debts, provided, however, that in no event shall any payment applied against certain debts entail a waiver of other debts, even if the latter are older, and whether they arise from the same or a different item.

9.6.      Interest Debt

It is hereby expressly agreed that receipt by the Agent of a payment of principal under the Credit Facilities, even without any express reservation of the right to collect the agreed interest, shall not terminate the obligation of the Borrowers with respect to such interest.

9.7.      Taxes

9.7.1       All payments to be made by the Borrowers shall be made in Euros, net and without any deduction whatsoever for taxes, set-offs, withholdings or otherwise, provided, however, that all payments relating to costs or expenses shall be made in such currency as they were incurred.

9.7.2       All payments owed by the Borrowers to any of the Lenders or to the Agent under this Agreement, whether as principal, interest, fees, expenses or otherwise, shall be made free from taxes (excluding, in all cases, the Corporate Tax, or such other tax as may hereafter replace it, levied upon the profits obtained by the Lenders), unless the Borrowers are obliged to make such payments after a deduction or withholding on account of any tax, in which case the amount to be paid by the Borrowers and to which such deduction or withholding on account has been applied shall be increased by the amount necessary for the amount finally paid to be the same as the amount that would have been received had no deduction or withholding been effected.

9.7.3       Once any such deductions or withholdings have been effected, the Borrower shall provide to the Lenders, as applicable, and as soon as possible, the relevant document evidencing that such deduction or withholding has been made.

9.7.4       Any references made in this Clause 9.7 to the Borrowers shall apply to any Guarantor against which payment is claimed under this Agreement.

9.7.5       The obligations contemplated in Clauses 9.7.1 and 9.7.2 shall not apply in favour of:

(a)        any Lender which is not an Eligible Lender otherwise than by reason of any change of law or practice or in any double taxation treaty after the date hereof; and

(b)        any Eligible Lender, which is not a Domestic Lender, that has not delivered to Cableuropa a certificate of residence issued by the relevant fiscal administration accrediting such Eligible Lender as resident for tax purposes in a Qualifying State (1) before the first date upon which payment of interest is to be made under this Agreement to such Eligible Lender and (2) as such certificates are only valid for a period of one year, before the previous one expires, provided that no such certificate of residence will be required to be delivered to Cableuropa in the event that as result of a change in Spanish tax law after the date hereof such certificates of residence are no longer required by the Obligors for the purposes of making payments hereunder without any withholding for, or on account of, tax or making payments hereunder subject to a withholding for, or on account of, tax but at a reduced rate.

10.       INCREASED COSTS AND CHANGE IN LEGAL CIRCUMSTANCES

10.1.      Increased costs

10.1.1    In the event that, pursuant to new statutory or regulatory (European community, national government, autonomous government or other) provisions, circulars or decisions of applicable authorities, or any interpretation of the provisions by such authorities, some or all of the Lenders are forced to comply with obligations (such as covenants, required deposits or reserves or otherwise) that entail an increase in the cost of obtaining funds obtained in the interbank market to which the Lenders turn in order to finance this Agreement, or the Lenders are caused to bear an additional cost vis-à-vis the provisions agreed upon on the date hereof by reason of their participation in the Credit Facilities, or restrictions are imposed on the interest rate, the fees or otherwise, which entail a reduction in the revenues to which the Lenders are entitled under this Agreement, then the Borrowers, in order to preserve the balance between the undertakings existing as of the date hereof, hereby irrevocably undertake to compensate the Lenders affected by such provisions in an amount equal to such additional cost or such reduction in revenues. For such purposes, additional costs shall be deemed to include all kinds of fees or expenses established by Banco de España or the European Central Bank or other monetary authority for fund transfers or movements through such entities. The compensation shall be made by means of payment by the Borrowers of the additional sums based upon a substantiated account provided by the Agent, which shall be accompanied by documentation evidencing the increase in costs or reduction in revenues, duly itemised with respect to this Agreement.

10.1.2    The affected Lenders, at the request of the affected Borrower made through the Agent, undertake to use their best efforts, so long as the related action does not result in financial prejudice to them, to avoid or mitigate the effects of the circumstances mentioned in this Clause, including the possibility of transferring their interest in this Agreement to one or more credit entities that are not affected by the corresponding circumstances.

10.2.    Change in Legal Circumstances

10.2.1    When compliance with any of the obligations arising under this Agreement or the financing of its participation in the Credit Facilities entails for any of the Lenders the violation of any legal or regulatory provision, or any regulatory order, or any binding interpretative standard issued by the applicable authorities or official entities (European community, national government, autonomous government or otherwise), circulars or decisions made by the applicable authorities, then the affected Lender, upon prior notice to the Agent and the affected Borrower of the circumstances that result in the violation or illegality, may declare all of its obligations cancelled within a maximum period of twenty (20) Business Days from the date of notice to the Borrower. In such case, the affected Borrowers shall be required to repay forthwith to the affected Lender its participation in the Credit Facilities (or, if applicable, to release the Bank Guarantees as per Clause 7.6) and at the same time to pay the corresponding interest calculated through the effective date of payment, as well as expenses and other amounts to be paid to the Lender in question under this Agreement, but excluding any Breakage Costs, which shall not be applicable in this event.

10.2.2    The affected Lenders, at the request of the affected Borrowers made through the Agent, undertake to use their reasonable efforts, so long as the related action does not result in financial prejudice to them, to avoid or mitigate the effects of the circumstances contemplated in this Clause, including the possibility of transferring their interest in this Agreement to one or more other credit entities not affected by the abovementioned circumstances.

11.       INDEMNIFICATION

The Borrowers hereby undertake to hold the Agent and each of the other Lenders harmless:

(a)        From any and all damage or loss that any of them may sustain as a direct consequence of the occurrence of any Early Termination Event.

(b)        From any and all damage or loss that any of them may sustain as a consequence of obtaining the funds corresponding to its participation in a Drawdown under the Credit Facilities requested by Cableuropa for any Borrower in reliance upon this Agreement but which has not become effective for any reason, except for such reasons as are attributable to the gross negligence or bad faith of the Agent or the Lenders.

(c)        Any Breakage Costs incurred upon the collection of any amount on a date other than the date on which such amount should have been collected in accordance with this Agreement.

(d)        Likewise, the Borrowers shall indemnify the Agent for any damage or loss that it may sustain as a consequence of enforcing or giving credit to any notice from them that the Agent has reason to believe is authentic, correct and duly authorised, when this proves to be otherwise.

12.                     REPRESENTATIONS AND WARRANTIES

The Obligors hereby make, in favour of the Lenders, the following formal representations (the “Representations and Warranties”), which are of the essence to the execution of this Agreement by the Lenders and to the granting of the Credit Facilities:

(a)                        The Obligors are companies validly organised and registered with the Commercial Registries to which they correspond by reason of their corporate domicile, and they have full legal capacity and standing to pursue their respective corporate purposes (including the capacity to dispose of and encumber all of their assets). In particular, the Obligors have full legal capacity and standing to execute this Agreement, exercise the rights and assume and perform the obligations arising from the Facilities Documents.

None of the Obligors has been dissolved or wound up; no resolution has been adopted for the dissolution or winding up thereof, and the Obligors are not aware of any pending proceeding or petition intended to obtain such dissolution or winding up.

None of the Obligors has been declared bankrupt or subjected to reorganisation or like insolvency proceedings; there is no pending proceeding or petition to declare bankrupt the Obligors or to subject them to reorganisation or like insolvency proceedings, no declaration of suspension of payments has been requested or obtained, and they are not in any situation that evidences their present or imminent insolvency pursuant to the provisions of the Bankruptcy Law.

For the avoidance of doubt, this representation 12 (a) shall not be deemed breached as a result of any merger among Obligors.

(b)                       The Obligors have adopted such corporate resolutions and taken all such steps as are required to execute and perform each of the Facilities Documents to which they are a party. The persons signing each of such documents are, or at the time of execution were, duly empowered to act on behalf of the Obligors.

(c)                        The obligations assumed by the Obligors under the Facilities Documents to which they are a party are legal, valid, binding and enforceable obligations.

(d)                       In any proceeding instituted in Spain in connection with the Facilities Documents, none of the Obligors is entitled to claim for itself or its assets (other than Affected Assets, if any) any immunity whatsoever as to execution, attachment or like proceeding in respect thereof that may be contemplated in other similar legal provisions generally applicable. As of the date of this Agreement, no assets are qualified as Affected Assets.

(e)                        The execution and performance of the Facilities Documents to which any of the Obligors are a party, as well as the borrowing of the maximum amount provided thereunder on the consummation of all of the transactions contemplated therein: (i) do not entail the violation of any law, regulation, order, rule or judicial, administrative or arbitral ruling, whether Spanish or foreign, applicable thereto; (ii) do not entail the violation of any provision of the By-Laws or articles of incorporation of the Obligors; and (iii) do not require any consent, approval, authorisation or notice under, nor do they conflict with, any contract, agreement or other instrument to which the Obligors are a party (including, but not limited to, the contracts, agreements and instruments related to the Existing High-Yield Notes), nor do they cause a breach or termination of any such contracts, agreements or other instruments.

(f)                          No approval, consent, licence, permit or authorisation of any authority is required for the execution and performance by the Obligors of the Facilities Documents to which they are a party, or to assure the legality, validity, binding nature or enforceability thereof.

(g)                       The execution of the Facilities Documents, and all such rights and obligations as arise therefrom, shall not result in the mandatory constitution by the Obligors of any liens on or security interests over all or part of their assets or revenues, whether present or future, in favour of third-party creditors other than the Lenders and the Hedge Entities.

(h)                       The Obligors are the owners of all material Licences required for the conduct of their business, and there has been no material breach of the terms and conditions applicable thereto. None of the Obligors has been given notice of any modification or alteration in the terms and conditions of any of the Licences in effect that causes a Material Adverse Change. The Obligors have not been given notice by the applicable authorities setting forth the lack of any material Licences and demanding that they be requested and obtained. As of the date hereof, there is no reason to believe that the material Licences owned by the Obligors may be revoked, invalidated or terminated.

(i)                           The annual individual and consolidated audited financial statements and management report of the Borrowers as at 31 December 2003, as well as the unaudited financial statements of the Borrowers and the consolidated unaudited financial statements of GCO for the period from 1 January 2004 to 30 November 2004, both dates inclusive, provide, in accordance with Generally Accepted Accounting Principles, a true picture of the assets and the economic and financial situation of the Group (including contingent liabilities) and of the results of their operations in the periods ending on the dates to which they refer.

(j)                           To the best of their knowledge and belief, from 31 December 2003 to the date of this Agreement, no event or circumstance has occurred, concerning the Obligors that causes a Material Adverse Change or that should have been notified to the Lenders in view of its relevance to the decision of the Lenders to grant these Credit Facilities.

(k)                        The Obligors have complied in all material respects with their corporate, commercial, civil, labour, administrative, environmental, tax and other legal obligations that are applicable to them.

(l)                           Except for the proceedings described in the Due Diligence Reports, none of the Obligors is at the date of this Agreement involved as either plaintiff or defendant in any arbitration, litigation or administrative proceeding (including environmental proceedings), nor to the best of their knowledge and belief are there any reasons that such actions might be commenced in the near future, nor is there any action or investigation that has been commenced or threatened by the proper authorities or by any other third party with respect to the business or assets of the Obligors that causes a Material Adverse Change.

(m)                     The credit rights of the Lenders, or of any one Lender, against the Obligors under the Facilities Documents ranks at least pari passu as to priority in respect of the rights of other creditors of the Obligors, except for those having priority by operation of Law.

(n)                       To the best of their knowledge and belief, and following proper and prudent deliberations and consultations, all the information provided by the Obligors or their advisers to the Agent, to the Lenders or the advisers to any of them, including information of a financial nature and the opinions, calculations and projections contained in the Business Plan and the hypotheses, assumptions and factors upon which they are based, is true, correct, complete, has been prepared (where relevant) pursuant to Generally Accepted Accounting Principles and faithfully reflects the situation of the Group. There are no facts or omissions that make such information misleading, and the information on the Group’s Financial Debt included in Schedules 1 and 2 is true, correct, complete and accurate.

(ñ)                       No fact or circumstance, individually or in conjunction with another circumstance, that constitutes an Early Termination Event has occurred and is continuing.

(o)                       There is not, nor has any undertaking been made to create, any lien, attachment, pledge or personal guarantee upon or security interest in all or part of the present or future assets, revenues or rights of the Obligors, as well as in all or part of the present or future shares held by any Holding Company in any Obligor or in all or part of the present or future credit rights arising under any Financial Debt borrowed by any Obligor, except for such liens and guarantees as have been or may be created by way of Permitted Security. In particular, there is not, nor has any undertaking been made to create, any lien upon or security interest in the shares or interests representing the capital of the Material Subsidiaries held by a company in the Group, except for the Permitted Security in favour of the Lenders and the Hedge Entities and, prior to the Closing Date, the security under the Existing Senior Bank Facilities.

(p)                         The Obligors are the owners of or have legal and legitimate title to all property, plant, machinery, equipment and other kinds of fixed assets, rights, revenues or personal property and any other kind of asset, whether tangible or intangible (including any intellectual property rights that may be required by the Telecommunications Business), utilised in their activities, and upon which there are no mortgages, charges or liens (except for those created by reason of the Permitted Security), or third party rights, claims or similar restrictions. All such fixed assets, plant, machinery and any other property utilised by the Obligors has been properly maintained and is in proper working order for the use to which they are assigned, except for normal wear and tear arising from the ordinary use thereof. The Holding Companies are the owners of and have legal and legitimate title to all shares held in any Obligor, and in all credit rights arising under any financial debt borrowed by any Obligor from any Holding Company (except for External Bank Loans).

(q)                       The insurance policies taken out by the Obligors with respect to their assets, business and relevant transactions adequately cover the risks associated therewith according to market practices in the Telecommunications Business and have been taken out with reputed insurance companies, and the Obligors are up-to-date in the payment of the premiums thereunder.

(r)                          All contracts and agreements executed between the Obligors, the Holding Companies and any other companies in the Group have been executed on an arm’s length basis.

(s)                        There is no restriction or limitation whatsoever upon the creation of in rem rights of pledge on any of the shares or interests representing the capital of the Obligors or of the Material Subsidiaries, or upon the transferability of such shares or interests (except for the limitation set forth in article 7 of the by-laws of Retecal), or upon the foreclosure on the above-mentioned in rem rights of pledge by means of such foreclosure proceedings as may be applicable, except for such restrictions or limitations as are necessarily established by operation of Law.

(t)                          No event has occurred which, either individually or in conjunction with another circumstance, constitutes a default under any of the financial debt agreements to which any of the Obligors and/or any of the Material Subsidiaries are parties.

(u)                       Pursuant to the legal provisions in effect in Spain as of the date of this Agreement, no deduction or withholding need be made as a result of the payments made in compliance with the Facilities Documents, to the extent that the entity that is the creditor for such payments is an Eligible Lender and provides to the Borrowers a certificate of residence issued by the proper tax authorities in order to evidence the tax residence of such entity so that it may benefit from the corresponding exemption, and provided that such certificate is in force at the time the relevant payment is made.

(v)                       The Security Agreements create, from the time of perfection thereof, valid senior in rem rights in and to the assets or rights that they affect and grant the Lenders priority of payment, and in the event of bankruptcy or reorganisation of the Obligors, and priority over any other creditor that may create a lien or charge on such assets or rights, except for such creditors whose priority is recognised by operation of Law.

(w)                     Neither the Obligors nor the other companies in the Group have in force agreements giving rise to Financial Debt other than the Facilities Documents, the Existing Debt and the Permitted Debt.

(x)                         As of the date of signing of this Agreement, the following companies in the Group are Material Subsidiaries: Valencia, Valencia Norte and Valencia Sur. The interest of each Obligor in the other companies in the Group is such as indicated in the organisation chart attached to this Agreement as Schedule 4.

(y)                       No financial debt of the Obligors is considered Designated Senior Debt with respect to the Existing High-Yield Notes, except for the Facilities Documents and the Existing Senior Bank Facilities. In particular, the Principal Debt is Designated Senior Debt.

The Obligors warrant that the Representations and Warranties made in this Agreement are true, accurate and complete, without any untruth or inaccuracy that might exist being worthy of mention except in such cases as are therein contemplated, and the provisions of Clause 11, among other consequences, shall otherwise apply. The Representations and Warranties contained in this Agreement are exclusively subject to such exceptions as are expressly contemplated for each of them.

It is a condition to the availability of the Credit Facilities to the Borrowers and the benefit of the repayment period thereof that the foregoing Representations and Warranties continue to be true and accurate at all times. The Representations and Warranties made by the Obligors in this Clause shall be deemed made on the date of signing of this Agreement and shall be complied with during the entire term thereof. The Representations and Warranties made by the Obligors shall be deemed repeated on the date when any Drawdown Request and any Bank Guarantee Request is made and on the date on which each Interest Period ends. Should they cease to be correct and accurate, the Lenders shall not be obliged to provide new Drawdowns to the Borrowers, without prejudice to the obligation of the Borrowers to give immediate notice to the Agent as provided in this Agreement, and such circumstance shall also constitute an Early Termination Event.

There shall be excepted from the foregoing only the Representations and Warranties contained in paragraphs (g), (i), (j), (n), (x) and (y) which shall not be deemed repeated, but the untrue, incorrect or inaccurate nature of which on the Closing Date shall continue to constitute an Early Termination Event pursuant to the provisions of Clause 16.

13.                     DUTIES TO PROVIDE INFORMATION

13.1.           Duties of the Borrowers to provide financial information

13.1.1    The Borrowers undertake to deliver through Cableuropa the following information to the Agent (electronically by e-mail or, otherwise, in a sufficient number of copies to be distributed to the other Lenders) at the intervals and within the deadlines indicated below:

(a)                        As soon as they are available but, in any event, within one hundred and eighty (180) days following the end of each financial year: (i) the individual audited annual financial statements (including balance sheet, profit and loss account, cash flow statements -”estado de origen y aplicación de fondos”- and annual report) and management report of the Borrowers, as well as the consolidated financial statements of the Group (except for 2004, when the consolidated financial statements to be delivered shall be those of GCO), audited by the Auditor (the “Audited Consolidated Annual Financial Statements of the Group”); and (ii) the Certificate of Compliance with Financial Covenants prepared by Cableuropa and certified by the Auditor, as well as (except upon the occurrence of a Release Event and for as long as it is continuing) a certificate prepared by Cableuropa and certified by the Auditor setting forth the calculation of the Consolidated Excess Cash Flow, all of the foregoing for such closed financial year.

(b)                       As soon as they are available but, in any event, within sixty (60) days following the end of each Calendar Quarter: (i) the consolidated quarterly financial statements (including balance sheet, profit and loss account and cash flow statement) of the Group and key operating indicators (the “Consolidated Quarterly Financial Statements of the Group”) for the Calendar Quarter ended (including comparisons with the same Calendar Quarter of the previous financial year and compared to the budget for the year to date -to the extent that such budget must be provided in accordance with the provisions of this Agreement-), in such detail as may be sufficient for calculation of the Financial Covenants contemplated in Clause 14 below; and (ii) a Certificate of Compliance with Financial Covenants issued by the Chief Financial Officer of Cableuropa corresponding to the relevant Calendar Quarter.

The Audited Consolidated Annual Financial Statements of the Group and the Consolidated Quarterly Financial Statements of the Group are hereinafter jointly referred to as the “Consolidated Financial Statements of the Group.”

(c)                        As soon as it is available but, in any event, within thirty (30) days following approval by the board of directors of Cableuropa and not later than 31 January of the year to which it refers, the annual budget for the Group, which will include, at least, the following documents for each month or Calendar Quarter of the relevant financial year, as approved by the Board of Directors: (i) consolidated profit and loss account of the Group (reflecting

EBITDA); (ii) interim consolidated balance sheet of the Group; and (iii) consolidated cash flow statement of the Group.

(d)                       As soon as possible, all such information regarding the financial situation or the business of the Obligors and the Group as may reasonably be requested by the Agent.

13.1.2    All of the foregoing documents shall (i) be delivered to the Agent within the above-mentioned deadlines; and (ii) be prepared in accordance with Generally Accepted Accounting Principles consistently applied from time to time.

13.1.3    The duty of information contained in Clause 13.1.1 (c) above shall not apply once an IPO has occurred.

13.2.           Other duties to provide information

13.2.1    Cableuropa also undertakes to comply with the following duties to provide information:

(a)                        Immediately to inform the Agent in writing of the existence of any event that: (i) constitutes an Early Termination Event of this Agreement or an event of default under any other of the Facilities Documents; (ii) cause a Material Adverse Change; or (iii) causes any of the Representations and Warranties to cease to be true and correct.

(b)                       In particular, to inform the Agent, as soon as it becomes aware thereof, of the filing of any petition or proceeding intended to obtain a declaration of bankruptcy or any similar insolvency proceeding against any of the Obligors and of the existence of any circumstance that reveals its present or imminent insolvency pursuant to the provisions of the Bankruptcy Law.

(c)                        To inform the Agent, as soon as it becomes aware thereof, of any projected modification to the legal provisions (including environmental legal provisions) that govern the business of the Obligors and, in particular, those that govern the Telecommunications Business, so long as any such modification causes a Material Adverse Change.

(d)                       To inform the Agent, as soon as it becomes aware thereof, of any litigation, arbitration or proceeding of any kind that has been commenced or of the commencement of which it has notice, in which the amount for which any Obligor is sought to be held liable exceeds thirty million (€30,000,000) Euros and the existence of which constitutes an Early Termination Event or which, if adversely disposed of against any Obligor or company in the Group, causes a Material Adverse Change.

(e)                        Immediately to inform the Agent in writing, as soon as it becomes aware thereof, of any variation that has occurred or significant inaccuracy found in the data, documents or information that it has provided to the Agent or to the Lenders.

(f)                          To deliver to the Agent any documents reasonably requested by the Lenders to comply with applicable money laundering regulations.

13.2.2    The duty of information set forth in Clause 13.2.1 (d) above shall not apply upon the occurrence of an IPO, provided only that the provision of such information is legally prohibited or its disclosure is subject to a general disclosure to the secondary market pursuant to applicable regulations, for as long as its shares continue to be admitted to trading on an official secondary market, be it Spanish or located in a member State of the Organisation for Economic Cooperation and Development (O.E.C.D.) in which the entities admitted to trading are required to comply with reporting obligations in connection with financial statements and significant events which are similar in nature to the obligations from time to time in effect for companies listed or with securities admitted to trading in Spain. However, Cableuropa undertakes promptly to provide to the Agent the same information that is provided to the secondary market to which the IPO relates in this respect.

13.2.3    Moreover, the Obligors also undertake:

(a)                        If: (i) the introduction of or any change in (or in the interpretation, administration or application of) any law or regulation made after the date of execution of this Agreement; (ii) any change in the status of an Obligor after the date of the Agreement; or (iii) a proposed assignment or transfer by a Lender of any of its rights and obligations under this Agreement to a party that is not a Lender prior to such assignment or transfer, obliges the Agent or any Lender (or, in the case of paragraph (iii) above, any prospective new Lender) to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, each Obligor shall in good faith upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or, in the case of the event described in paragraph (iii) above, on behalf of any prospective new Lender) in order for the Agent, such Lender or, in the case of the event described in paragraph (iii) above, any prospective new Lender to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

(b)                       Following (i) the giving of any notice by Cableuropa of its intention to request that a Material Subsidiary becomes an additional Borrower pursuant to Clause 2.4 or (ii) any Material Subsidiary becoming a Guarantor pursuant to Clause 18.1 (b); if any of such circumstances obliges the Agent or any Lender to comply with “know your customer” or similar identification procedures in circumstances where the necessary information is not already available to it, Cableuropa shall in good faith upon the request of the Agent or any Lender supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself or on behalf of any Lender) or any Lender (for itself or on behalf of any prospective new Lender) in order for the Agent or such Lender or any prospective new Lender to carry out and be satisfied it has complied with the results of all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the accession of such subsidiary to this Agreement as an additional Borrower or additional Guarantor.

14.                     COMPLIANCE WITH FINANCIAL RATIOS

14.1.           Financial Covenants

The Obligors unconditionally and irrevocably undertake to comply, and to cause the other members of the Group to comply, with each and every one of the following financial covenants and levels (as updated or redefined from time to time pursuant to Clause 14.2 (d), the “Financial Covenants”), which shall be calculated based on the Consolidated Financial Statements of the Group, delivered pursuant to the provisions of Clauses 13.1.1(a) and 13.1.1(b) above.

(a)                        Total Interest Coverage Ratio

The ratio resulting from dividing Consolidated EBITDA by the Financial Interest Expenses at the end of each Calendar Quarter, which must be equal to or higher than the ratio set forth for each case in the following table:

31 March 2005	30 June 2005	30 September 2005	31 December 2005	31 March 2006	30 June 2006	30 September 2006	31 December 2006
1.75x	1.75x	2.00x	2.00x	2.25x	2.50x	2.50x	2.50x

31 March 2007	30 June 2007	30 September 2007	31 December 2007	31 March 2008	30 June 2008	30 September 2008	31 December 2008
2.75x	2.75x	2.75x	2.75x	3.00x	3.25x	3.25x	3.25x

Thereafter
3.50x

(b)                       Maximum Debt Covenants

The ratios resulting from the division of: (i) Total Debt by Consolidated Annualised EBITDA at the end of each Calendar Quarter; and (ii) Senior Debt by Consolidated Annualised EBITDA at the end of each Calendar Quarter. The ratios must be equal to or lower than the ratios set forth for each case in the following tables:

Total Debt/Consolidated Annualised EBITDA

31 March 2005	30 June 2005	30 September 2005	31 December 2005	31 March 2006	30 June 2006	30 September 2006	31 December 2006
7.00x	7.00x	7.00x	6.50x	6.25x	5.50x	5.50x	5.50x

31 March 2007	30 June 2007	30 September 2007	31 December 2007	31 March 2008	30 June 2008	30 September 2008	31 December 2008
5.25x	5.00x	5.00x	4.75x	4.50x	4.25x	4.25x	4.00x

31 March 2009	30 June 2009	30 September 2009	Thereafter
3.75x	3.50x	3.25x	3.00x

Senior Debt/Consolidated Annualised EBITDA

31 March 2005	30 June 2005	30 September 2005	31 December 2005	31 March 2006	30 June 2006	30 September 2006	31 December 2006
5.00x	5.00x	5.00x	5.00x	5.00x	4.50x	4.50x	4.50x

31 March 2007	30 June 2007	30 September 2007	31 December 2007	31 March 2008	30 June 2008	30 September 2008	Thereafter
4.25x	4.00x	4.00x	3.75x	3.50x	3.25x	3.25x	3.00x

(c)                        Debt Service Coverage Ratio

The Debt Service Coverage Ratio must be equal to or greater than 1.05x for each Calendar Semester beginning after 30 June 2007.

(d)                         Maximum Capex level

The cumulative Capex incurred at the end of each Calendar Quarter, corresponding to the year to date ended at the close of the relevant Calendar Quarter, shall not exceed (without prejudice to the provisions contemplated in Clause 15.2 (l)) the sum of: (i) the Cumulative EBITDA Over-performance for such calculation period, to the extent not already used, plus (ii) the amounts, in million Euros, included in the table below:

31 March 2005	30 June 2005	30 September 2005	31 December 2005	31 March 2006	30 June 2006	30 September 2006	31 December 2006
60	120	175	230	55	105	152	202

In the event that during the year to date ended at the close of the relevant Calendar Quarter, the maximum level of permitted cumulative Capex according to the table above has not been reached, the maximum Capex level for the following financial year shall be increased by an amount equal to the Unused Capex.

14.2.           Verification Procedure

The procedure for verification of the value of the Financial Covenants specified above shall be as follows:

(a)                        Together with the Consolidated Quarterly Financial Statements of the Group provided to the Agent pursuant to the provisions of Clause 13.1.1 (b) above, Cableuropa shall provide a certificate of compliance with Financial Covenants consistent with the specimen attached hereto as Schedule 14 and duly signed by the Chief Financial Officer of Cableuropa (except for the Certificate of Compliance with Financial Covenants corresponding to the fourth Calendar Quarter of each fiscal year, which shall be prepared by Cableuropa and certified by the Auditor) setting forth the values (obtained by means of detailed calculations that are reasonably acceptable for the Agent) of the Financial Covenants resulting from the above-mentioned Consolidated Quarterly Financial Statements of the Group (the “Certificate of Compliance with Financial Covenants”).

(b)                       The results of the Certificate of Compliance with Financial Covenants accompanying the Consolidated Quarterly Financial Statements of the Group shall be verified by the Agent at quarterly intervals (except for the Debt Service Coverage Ratio, which shall be verified at semi-annual intervals). In the event of discrepancies between the value of the Financial Covenants resulting from the corresponding Consolidated Quarterly Financial Statements of the Group (excluding such as is issued at the end of the fourth Calendar Quarter) and the corresponding Certificate of Compliance with Financial Covenants, such value shall prevail as is determined by the Auditor, who shall resolve the discrepancy within a maximum term of seven (7) Business Days.

(c)                        In addition, the Borrowers shall provide, together with the Audited Consolidated Annual Financial Statements of the Group delivered to the Agent pursuant to the provisions of Clause 13.1.1 (a) above, the Certificate of Compliance with Financial Covenants prepared by Cableuropa in accordance with the specimen attached hereto as Schedule 14, certified by the Auditor, setting forth the Consolidated Excess Cash Flow values resulting from the above-mentioned Annual Audited Consolidated Financial Statements of the Group.

(d)                       In the event that there is a modification to the Generally Accepted Accounting Principles or mandatory interpretations or clarifications of these Generally Accepted Accounting Principles (other than in respect of immaterial modifications that bear no consequences) that impact on the Financial Covenants, Cableuropa shall provide: (i) a report prepared by Cableuropa and validated by the Auditor describing the changes and adjustments that have been made in the Consolidated Financial Statements of the Group and a reconciliation of changes to the last Consolidated Quarterly Financial Statements of the Group, as a consequence of the modified, interpreted or clarified Generally Accepted Accounting Principles; and (ii) a report prepared by Cableuropa describing proposed changes to the Business Plan and to the Financial Covenants.

Negotiations in good faith in order to redefine the Financial Covenants in accordance to the adjustments made to the Consolidated Financial Statements of the Group shall commence as soon as reasonably practicable after receipt of the aforementioned reports by the Agent and, for the avoidance of doubt, until an agreement is reached between Cableuropa and the Majority of Lenders: (i) the Financial Covenants as defined prior to the modification of the Generally Accepted Accounting Principles or interpretations or clarifications of the same shall apply and be tested as if modifications of the Generally Accepted Accounting Principles or interpretations or clarifications of the same had not occurred; and (ii) Cableuropa shall attach to every Certificate of Compliance with Financial Covenants a reconciliation to the former Generally Accepted Accounting Principles in respect of the calculation of Financial Covenants.

Cableuropa shall provide, at all times until an agreement has been reached to redefine the Financial Covenants in accordance with the previous paragraph, sufficient information, in such form and detail as may reasonably be required by the Agent, in order to enable the Lenders to make a precise comparison between the financial position of the Group before and after the application of the modified, interpreted or clarified principles.

15.                     OTHER DUTIES OF THE OBLIGORS

15.1.           Positive covenants by the Obligors

Pursuant to this Agreement, the Obligors, in addition to their essential obligation to repay principal and pay interest, fees and expenses, and all other obligations and commitments contained in this Agreement, undertake to fulfil the following covenants:

(a)                        To preserve their corporate existence without carrying out any transformation (“transformación”) that is not expressly permitted in this

Agreement. For the avoidance of doubt, this positive covenant 15.1 (a) shall not be deemed breached as a result of any merger among Obligors.

(b)                       To obtain, maintain and punctually renew during the life of the Agreement all material Licences that may be required by any legal provision or any authority for the normal conduct of their business (and, in particular, the Telecommunications Business) or for the performance of their obligations and the exercise of their rights under the Facilities Documents, and also to carry out such proceedings as may be required under such Licences or by any authority.

(c)                        To maintain these Credit Facilities and the rights arising from this Agreement in favour of the Lenders at the same or a higher rank, or with the same or higher priorities, preferences and security interests, personal or other guarantees (including, if applicable, third-party guarantees with respect to obligations of the Borrowers) vis-à-vis the rights that might be enjoyed by any other creditors of the Obligors under any financial debt, except for those having priority by operation of law, and except for the credit rights secured by the Permitted Security.

(d)                       To prepare the individual financial statements for each Obligor and the Consolidated Financial Statements of the Group and keep their books, accounts and records in compliance with Spanish law and with the Generally Accepted Accounting Principles from time to time applied in Spain.

(e)                        To keep up-to-date in the payment and performance of their civil, administrative, labour, environmental, tax, Social Security and commercial obligations, as well as fully comply with all applicable legal provisions, be they municipal, autonomous government or national or contained in the International Treaties signed by Spain and in the Regulations of the European Union.

(f)                          To apply the Drawdowns solely for such purposes as are respectively established for each of them in Clause 3 of this Agreement.

(g)                       To carry out any commercial or financial transaction with their shareholders, companies in the Group or any third party on an arm’s length basis, for legitimate reasons and taking into account the corporate interests of the Obligors and the Group.

(h)                       To preserve ownership of or the lawful right to use all of their significant assets, both tangible and intangible, and in particular, such industrial and intellectual property rights as are required for the conduct of the business of the Obligors.

(i)                           To keep insured, with insurance companies of recognised repute and solvency, the business, assets, equipment and plant of the Obligors, in such manner, against such risks and in such amounts as is usual for the companies in their industry and in such manner as is desirable in accordance with the practices of an orderly and prudent businessman.

(j)         To keep current in the payment of the insurance premiums and fulfil, at all times, the terms and conditions of the insurance policies purchased. To deliver to the Agent, when so requested by it, copies of the evidence of payment of the premiums corresponding to each of the insurance policies purchased.

(k)        To give notice as soon as possible of any default of its obligations under the Facilities Documents or any other documents contemplated thereunder and, upon giving such notice, to provide the Agent, or any adviser to or appointed representative of the Agent, acting on the instructions of the Majority of Lenders, with contact with the Auditor and with access to all such documentation, records, books and information regarding the Obligors as may reasonably be requested by the Agent. Any reasonable costs arising as a result of such access shall be borne by the Obligors.

(l)         To preserve their corporate purpose in substantially identical terms and not to abandon or modify their main business activity as of the date of signing of this Agreement (for the avoidance of doubt any merger among Obligors will not be deemed an abandonment of the business by such Obligors).

(m)       To ensure that the 2010 Notes and the 2011 Notes are redeemed and/or cancelled in full not later than 31 December 2006.

(n)                       Within three (3) months following the redemption and/or cancellation of all outstanding 2010 Notes and 2011 Notes, to take all actions as may be necessary: (i) to ensure that the Repayment Event occurs; (ii) to ensure that the conditions governing the subordination of the guarantees under the 2014 Notes are modified pursuant to the provisions set forth in the Indenture for the 2014 Notes; (iii) to procure the accession or execution by the Trustee for the 2014 Notes to or of the Intercreditor Agreement; (iv) to ensure that MidCo is formed and to ensure that MidCo and to procure that ONO Finance plc. and any other relevant issuers of Future High-Yield Notes or Holding Companies create security interests as provided in Clause 18.2 of this Agreement; and (v) to procure that ONO Finance plc. and any future issuer of Future High-Yield Notes has no other outstanding debts under loan, credit, discount or overdraft agreements (except for any Future High-Yield Notes, the EVC Liabilities, the loans granted to companies of the Group in connection with the EVC Liabilities and any Financial Debt permitted under the terms of the indentures of the 2014 Notes).

In order to facilitate the entry into the Intercreditor Agreement referred to above, the Agent shall, as soon as reasonably practicable but in any event within three (3) months of it being requested by Cableuropa: (i) send Cableuropa a proposed form of Intercreditor Agreement with the Trustee for the 2014 Notes and any Future High-Yield Notes; and (ii) thereafter engage in discussions at Cableuropa’s request with Cableuropa and such Trustee(s);

provided that (a) the reasonable and duly justified costs and expenses of the Agent (including the fees of external counsel) shall be for the account of Cableuropa and (b) the final form of Intercreditor Agreement shall be subject to approval by the Majority of Lenders, acting reasonably. In submitting a draft Intercreditor Agreement to Cableuropa as set out above, the Agent shall use its best endeavours to ensure that the draft is consistent with the indenture for the 2014 Notes (as in force at the date of this Agreement) and is reasonably consistent with comparable market precedents for intercreditor agreements used in comparable capital structures involving senior secured debt and high-yield notes. Any delay on the part of the Agent over the three (3) month term in sending Cableuropa a proposed form of Intercreditor Agreement, shall entitle Cableuropa to incur the same delay in obtaining the accession of the Trustee for the 2014 Notes to the Intercreditor Agreement without paying the increase in the Applicable Margin established in 6.4.3 (c) during such delay.

(o)                       To maintain a direct or indirect interest in the Material Subsidiaries with at least such percentages as are indicated in Schedule 4 and, in any event, maintain Control over any Material Subsidiary, be they those contemplated in Schedule 4 or those that may join the Group after the date of signing of this Agreement. In the event that, subsequent to the Closing Date, other Material Subsidiaries join the Group, or there are companies in the Group that hereafter become Material Subsidiaries, the Obligors shall: (i) take all such steps as may be required to cause the new Material Subsidiaries to execute a guarantee pursuant to the provisions set forth in Clause 18.1 (b), except in the case in which, in the event of an acquired Material Subsidiary, the Obligors do not hold an interest sufficient for the Material Subsidiary to adopt the related agreement; and (ii) execute (or, if applicable, co-operate and take all actions as may be necessary in order to obtain the execution by the relevant Holding Company, as the case may be) a notarial instrument for the creation of senior in rem rights of pledge on all of the shares or interests held by them (whether as a consequence of capital increases, or of an exchange for any other securities) in the capital stock of the new Material Subsidiary in such terms as set forth in Clause 18.2 (c).

(p)                       To cause the Obligors (by making any necessary adjustments for the magnitudes measured to be comparable) to represent, at all times until the Final Maturity Date, ninety-five (95%) per cent or more of the Total Consolidated Assets and of the Consolidated EBITDA and Consolidated Revenues, respectively.

(q)                       To create and, if applicable, co-operate and take all actions as may be necessary in order to obtain the creation by the relevant Holding Company, ONO Finance plc. and the relevant issuer of any Future High-Yield Notes, the security interests and personal guarantees contemplated in Clause 18 below within such deadlines and under such conditions as are therein set forth. To maintain at all times such security interests and guarantees current and in force.

(r)                          To exercise their voting rights in the companies in the Group consistently with the terms of the Facilities Documents.

(s)                        As regards Cableuropa, except upon the occurrence of a Release Event and as long as it is continuing, to open with the Agent the Insurance Account and the Asset Transfer Account, keeping them open and pledged pursuant to the specimen pledge agreement attached hereto as Schedule 13, and make sure that all revenues obtained in the event specified in Clause 7.4.1 (ii) are paid into the Insurance Account and that all revenues obtained in the event specified in Clause 7.4.1 (iii) are paid (in accordance with Clause 15.2 (u)) into the Asset Transfer Account. The Agent, acting as lender, must have expressly waived in writing, prior to Closing Date, its right to set-off any amounts owed by Cableuropa vis-à-vis the Agent, under any Financial Debt different from the Principal Debt, against any balances in favour of Cableuropa under the Insurance Account or the Asset Transfer Account.

(t)                          As regards Cableuropa, to sign, on an arm’s length basis, the Credit Facilities Hedge Agreement or Agreements within a maximum term of six (6) months from the date of this Agreement. Each of the Credit Facilities Hedge Agreement shall be maintained in full force and effect for a minimum term of three (3) years as from Closing Date, covering the interest rate risk exposure of at least fifty per cent (50%) of the Drawn Amounts (under a floating rate of interest scheme) under Tranches A and B of the Credit Facilities. In addition, the Obligors undertake to execute such changes as may reasonably be required in the Facilities Documents as a consequence of the signing of the Credit Facilities Hedge Agreement or Agreements. Each of the Credit Facilities Hedge Agreement shall include a Schedule by virtue of which Clauses 12, 14, 15, 16 and 18 of this Agreement shall be declared applicable thereto, and an agreement for the determination of the balance and the execution of the amounts owed to each Credit Facilities Hedge Entity shall be established in terms substantially the same as those set forth in Clause 21 of this Agreement. Within the ten (10) Business Days following the date of execution of each Credit Facilities Hedge Agreement, the in rem security interests created under the Security Agreements shall be extended to secure the obligations assumed by Cableuropa under such Credit Facilities Hedge Agreement, and each Credit Facilities Hedge Entity shall accede to the Intercreditor Agreement.

(u)                       To maintain the Credit Facilities and the Permitted Hedge Agreements as Designated Senior Debt for the purposes of the Existing High-Yield Notes and to designate and/or cause the Credit Facilities and the Permitted Hedge Agreements to be designated as Designated Senior Debt for the purposes of the indentures on the date of execution thereof with respect to the Future High-Yield Notes.

(v)                       To take all actions as may be necessary in order to ensure that:

(i)                          all Financial Debt owing in relation to the Existing High-Yield Notes and any Future High-Yield Notes is (1) unsecured (except for the guarantees and escrow arrangements, if any) and (2) subordinated (in the case of any Future High-Yield Notes, in terms reasonably similar to those governing the 2014 Notes) to all indebtedness of the Obligors under the Facilities Documents;

(ii)        each Obligor (and procure that ONO Finance plc. and each issuer of the Future High-Yield Notes) complies with its obligations under the Existing High-Yield Notes and any Future High-Yield Notes issuance and gives notice of any obligation to redeem, repurchase or repay any securities prior to their stated maturity;

(iii)       neither ONO Finance plc. nor any issuer of the Future High-Yield Notes redeems or repurchases any securities prior to their stated maturity other than from (1) the proceeds of an IPO or other shareholder Equity contributions; or (2) the raising of Permitted Debt or (3) in the case of the 2010 Notes, by the use of cash resources of the Group and, in the case of the 2011 Notes only, by utilisation of Drawdowns under Tranche B; or (4) the use of funds which would otherwise be available for payment of Distributions permitted under Clause 15.2 (g) below; and

(iv)                   any high-yield notes hereafter issued by any of the Obligors or with a personal unlimited guarantee from all or any of the Obligors, the Financial Debt agreements related to any such issuances, and/or any bridge loan granted in connection with such issuances are Future High-Yield Notes.

(w)                     To co-operate and take all actions as may be necessary in order to ensure that: (i) any Holding Company and direct or indirect shareholder of any Holding Company include the Subordination Commitment in any agreements governing any financial debt granted by any such Holding Company or shareholder to any member of the Group (excluding Holding Issuance Loans and External Bank Loans); and (ii) any such Holding Company or such shareholder pledge the credit rights arising under such financial debt in favour of the Lenders and the Hedge Entities (excluding External Bank Loans).

(x)                         To deliver to the Agent, through Cableuropa, within a maximum period of ten (10) Business Days from the date of each repayment of Existing Senior Bank Facilities, a notarised copy (“copia simple”) of the payment certificate (or any other documentary evidence of payment that the Agent deems sufficient) unconditionally and irrevocably issued by the creditors under the Existing Senior Bank Facilities.

(y)                       To deliver to the Agent, through Cableuropa, within a maximum period of ten (10) Business Days following the redemption and/or cancellation of all outstanding 2010 Notes and 2011 Notes, any other documentary evidence, deemed to be sufficient by the Agent, of the unconditional and irrevocable redemption and/or cancellation of all outstanding 2010 Notes and 2011 Notes.

(z)                         As regards Cableuropa: (i) to pay any invoices in respect of fees of advisers of the Lenders (such as insurance, legal or financial counsel), provided that such invoices are duly supported and consistent with a budget that has been previously approved by Cableuropa; or (ii) to reimburse the Agent for any amounts paid by it on account of such invoices.

(aa)                  To pay the relevant taxes in connection with the release of the trade mark chattel mortgage created under the Existing Senior Bank Facilities and to file for registration with the relevant public registry the notarial deed by virtue of which such trade mark chattel mortgage is fully, unconditionally and irrevocably released within sixty (60) calendar days following Closing Date.

(bb)                To maintain Retecal as a wholly-owned subsidiary of Cableuropa from the effective date of the contribution of one hundred per cent (100%) of the share capital of Retecal to Cableuropa until the date on which the merger of Retecal into Cableuropa is registered with the Madrid Mercantile Registry.

(cc)                  In the event of an IPO, to ensure that the proceeds of an IPO (net of taxes and reasonable transaction expenses) are injected into Cableuropa (in an account opened by Cableuropa with the Agent) in an amount at least equal to the addition of:

(i)                          the amounts required to fully repay the EVC Liabilities, plus

(ii)                       the lesser of: (1) fifty per cent (50%) of the remaining proceeds of the IPO, if any; and (2) two hundred million (€200,000,000) Euros; provided that the amount to be injected under this paragraph (ii) shall be limited to such amount as may be required in order that, once the prepayment contemplated in Clause 7.4.1 (iv) being made, the Senior Debt to Consolidated Annualised EBITDA ratio is below 3.5x if the IPO takes place in 2005, or is below 3.0x if the IPO takes place in any subsequent year.

The remaining proceeds of the IPO injected into Cableuropa shall constitute free cashflow.

The positive covenants set out in paragraphs (o) and (v) (iii) shall not apply while a Release Event continues to be in effect.

15.2.      Negative covenants by the Obligors

During the term of this Agreement, the Obligors shall not do, without the prior written consent of the Agent upon the prior agreement of the Majority of Lenders, any of the following acts:

(a)                        To create, or permit the creation of, any security interest or charge upon property, elements or assets owned by the Obligors or upon their rights or revenues, whether present or future, except for (i) those contemplated in the Permitted Security, and (ii) those created by operation of Law.

(b)                       To grant loans, credit facilities, guarantees, counterguarantees, or any other kind of financing in favour of third parties other than the Obligors, except for the Permitted Financial Accommodation.

(c)                        To incur any kind of Financial Debt other than the Permitted Debt.

(d)                       To take Control or acquire, under any title (including mergers and contributions), any interest in companies, other than in respect of: (i) any wholly-owned Obligor; (ii)the Permitted Acquisitions; (iii) the Permitted Investments; and (iv) any issuances of shares in exchange for a contribution in kind or mergers, provided that there are no payments of cash.

(e)                        To make or consent to modifications in their by-laws (and, in particular, in the date of commencement and closing of the financial year), except for those that do not affect performance of the Facilities Documents or those that are required by Law.

(f)                          To commence any proceeding for their dissolution, winding up, spin-off, merger, consolidation or transformation. The following acts shall be excluded from such prohibition:

(i)                          the dissolution, winding-up, spin-off, merger, consolidation or transformation that is legally mandatory pursuant to Spanish law;

(ii)                       spin-offs, mergers or contributions of interests among Obligors; and

(iii)                    mergers that fulfil all the conditions established for Permitted Acquisitions.

(g)                       To resolve upon or pay any Distributions or make any payments, unless: (i) the aggregate amount of the Distributions made within the Group during each financial year does not exceed the Consolidated Excess Cash Flow for the previous financial year not otherwise used as contemplated in this Agreement; (ii) there is no event that constitutes, or will constitute as a consequence of such payments being made, an Early Termination Event and such payment is not prohibited by subordination, intercreditor or other agreements; and (iii) the Senior Debt/Consolidated Annualised EBITDA covenant is lower than 2.5x for the Calendar Quarter immediately preceding that in which the Distribution is intended to be made. Any distribution of dividends, share capital reduction or issuance premium repayment among the Obligors shall be allowed at any time.

(h)                       To make any payment under (or to acquire) any Shareholder Loan (excluding Holding Issuance Loans) and any Subordinated Debt subject to a

Subordination Commitment except for any payment in an amount not exceeding (when aggregated with Distributions) the amount that could otherwise be paid under paragraph (g) above, provided that (i) there is no event that constitutes, or will constitute as a consequence of such payments being made, an Early Termination Event; and (ii) the Senior Debt/Consolidated Annualised EBITDA covenant is lower than 2.5x for the Calendar Quarter immediately preceding that in which the payment or acquisition is intended to be made.

(i)                           To make any payment under (or to acquire) any Subordinated Debt (including, for the avoidance of doubt, the Existing High-Yield Notes, any Future High-Yield Notes and any guarantee thereof and including Holding Issuance Loans) if there is an event that constitutes, or will constitute as a consequence of such payments being made, an Early Termination Event or if such payment is prohibited by subordination, intercreditor or other agreements.

(j)                           To pay to, or for the account of, any Holding Company, during the same calendar year, amounts in an aggregate sum in excess of ten million (€10,000,000) Euros as compensation under management agreements or other services agreements, and so long as there is no event that constitutes, or will constitute as a consequence of such payments being made, an Early Termination Event and such payment is not prohibited by subordination, intercreditor or other agreements. The Permitted Financial Accommodation shall not be deemed included in the above-mentioned annual limit of ten million (€10,000,000) Euros.

(k)                        To execute interest rate hedge agreements, exchange rate hedge agreements, futures or derivatives contracts other than the Permitted Hedge Agreements.

(l)                           To make investments (other than Permitted Investments and Permitted Acquisitions), acquire new assets, or give undertakings for the acquisition thereof which, taken together, exceed those that are at any time permitted according to the Capex level specified in Clause 14 above, unless: (i) such investments or acquisitions are financed by means of Equity or Subordinated Debt subject to a Subordination Commitment; (ii) such investments or acquisitions are made in order to reinvest the proceeds arising from the disposal of assets permitted under Clause 15.2 (u) within the twelve (12) months following the effective date of their disposal; or (iii) the aggregate price of the assets otherwise acquired or of those assets undertaken to be acquired does not exceed fifteen million (€15,000,000) Euros during the last twelve (12) months. For the avoidance of doubt, the amounts contemplated in (i), (ii) and (iii) of this paragraph shall not be taken into account for the purposes of calculation of Unused Capex.

(m)                     To incorporate or establish other companies whose corporate purpose and main business activity is not included in the Telecommunications Business.

(n)                       To appoint an auditor that is not an authorised Auditor pursuant to this Agreement.

(o)                       To act in a manner that may give rise to the unenforceability, suspension, invalidation (whether total or partial), rescission or ineffectiveness of the insurance policies.

(p)                       To redeem, repurchase or repay, in any way whatsoever, the Existing High-Yield Notes or any Future High-Yield Notes before their maturity date, except for transactions permitted under Clause 15.1 (v) (iii) of this Agreement.

(q)                       To modify any of the terms and conditions of (i) the Future High-Yield Notes (including the indentures, the loans and other legal transactions through which the delivery of the funds raised under the issue to the Group was materialised), except where such amendment is not prejudicial to the Lenders and does not prevent or alter in any way whatsoever compliance by the corresponding Future High-Yield Notes with the conditions required to be considered Permitted Debt; or (ii) the Existing High-Yield Notes or other Subordinated Debt without the prior written consent of the Agent, following approval by the Majority of Lenders, if the relevant amendment may be prejudicial to the Lenders.

(r)                          To designate any financial debt as Designated Senior Debt under any Existing High-Yield Notes or Future High-Yield Notes issue other than: (i) any indebtedness of the Obligors under the Facility Documents; (ii) if applicable, any VAT facility; and (iii) any other financial debt agreed with the Majority of Lenders.

(s)                        To take any action in order to allow, or fail to take all actions as may be necessary in order to avoid, MidCo: (i) to enter into or commence any activity or business other than acting as a Holding Company; or (ii) to reclaim any amount contributed by it to a member of the Group (except for payments permitted under 15.2 (g) and (h) above).

(t)                          To borrow any financial debt from any Holding Company or any Permitted Shareholder under loan, credit, discount and overdraft agreements, which are not subject to a Subordination Commitment (except for External Bank Loans and Holding Issuance Loans).

(u)                       To sell, lease, transfer or otherwise dispose of, by one or more transactions or a series of transactions (whether related or not), the whole or any part of its assets without the prior consent of the Agent acting on the instructions of the Majority of Lenders, unless such sale, lease, transfer or disposal is made at a fair market value, the proceeds obtained from such sale, lease, transfer or disposal, except under the events referred to in paragraphs (i), (ii) and (v) below, are immediately paid into the Asset Transfer Account, and the relevant transaction falls within any of the following circumstances:

(i)                          any stock option plans in Cableuropa provided that such stock option plans are on terms and conditions consistent with market practice and that all shares issued, or deemed to be issued, pursuant thereto do not at any time in aggregate exceed five per cent (5%) of the total equity share capital of Cableuropa;

(ii)                       sales of assets in the ordinary course of business;

(iii)       disposals on normal arms’ length commercial terms of assets where the assets are no longer required for the Telecommunications Business or the assets are:

(1)        obsolete or surplus equipment and the proceeds are applied to the Telecommunications Business, or, if falling within the terms of Clause 7.4.1 (iii), are applied in prepayment of the Drawn Amount under Tranches A, B, and C and the amounts due and payable under Clause 5.5.4; or

(2)        fixed assets to the extent that the net proceeds of sale are applied in the acquisition of assets of comparable or superior type, value and quality within the twelve (12) month period following the effective date of the disposal;

(iv)                   disposals made with the consent of the Majority of Lenders, provided that the Majority of Lenders must not unreasonably withhold or delay its consent to disposals in exchange for assets (other than cash or cash equivalent) comparable or superior as to type, value and quality;

(v)                      disposals made by one Obligor to another Obligor;

(vi)                   disposals of assets for cash where the total net cash proceeds obtained from such disposals over any twelve (12) month period by all Obligors on a consolidated basis: (1) does not exceed twenty five million Euros (€25,000,000) or (2) if such amount is exceeded, Cableuropa evidences, to the satisfaction of the Agent, acting on the instructions of the Majority of Lenders (which consent will not be unreasonably withheld) that the relevant disposals do not constitute, or will not constitute on a consolidated pro-forma basis, a breach of any Financial Covenant (which will be calculated as if such disposal had taken place); and

(vii)                disposals of shares in the issued share capital of any company or any member of the Group which is not an Obligor or any Permitted Investment. For the avoidance of doubt, any disposals of shares in the issued share capital of an Obligor or a Material Subsidiary shall not be permitted.

The negative covenants set forth in paragraphs (j), (p) (r) and (u) above shall not apply while a Release Event continues to be in effect. However, if as a consequence of any disposal the Release Event shall cease to be in effect as a consequence of such disposal being made, the negative covenant set forth in paragraph (u) shall apply to such disposal.

16.                     EARLY TERMINATION EVENTS

16.1         The Agent shall, following the instructions of the Majority of Lenders, terminate this Agreement, declare the Credit Facilities to be due by operation of law and demand the early repayment of all amounts then owed by the Borrowers on account of principal, interest, fees, expenses or any other item, upon the occurrence of any one or more of the defaults or circumstances revealing a decrease in solvency of the Obligors (“Early Termination Events”) listed below, if such default is not remedied within the maximum period set forth in this Clause 16, if a period to remedy such default is expressly established.

16.2         The occurrence, for any reason, of any of the following circumstances shall constitute an Early Termination Event:

(a)                        If any Borrower fails to pay, on the respective due dates, any amount owed hereunder, including any amounts owed on account of principal (whether by ordinary payment or prepayment), interest (whether ordinary, substitute or default), fees, expenses or cancellation costs of any kind agreed herein or in the other Facilities Documents, unless (i) the only reason for the unpaid amount is the existence of technical problems, and (ii) this circumstance is entirely remedied within three (3) Business Days of the date on which such payment should have been made.

(b)                       If any of the Obligors or of the Holding Companies defaults on any obligation (other than a payment obligation or the obligations set forth in Clause 14) assumed in this Agreement, and in particular, those set forth in Clauses 13 and 15 or in the other Facilities Documents and such default is not fully remedied within fifteen (15) Business Days of the date on which the Agent notifies Cableuropa of the existence of such default.

(c)                        If any of the Financial Covenants is breached, and such breach, if capable of remedy, is not fully remedied to the satisfaction of the Agent within ten (10) Business Days of the date on which the Agent, if so instructed by the Majority of Lenders, requests the relevant Obligor, through Cableuropa, to remedy the breach.

(d)                       If any current or future authorisation, licence or legal requirement necessary for the validity, binding force and full enforceability of any of the Facilities Documents is not granted, renewed or complied with so that the performance of all or some of the obligations assumed in the Facilities Documents at any time is or might be unlawful or no longer valid, binding and enforceable for any Obligor. In particular, if any material Licence required for the development of the business of the Obligors is not granted or, having been granted, is cancelled, revoked or amended so that such event causes a Material Adverse Change on the ability of the Obligors to perform their obligations under this Agreement and the other Facilities Documents.

(e)                        If any of the Representations and Warranties made by the Obligors in this Agreement or in the other Facilities Documents, whether referring to the date on which they were made or to the moment when such Representations and Warranties are deemed to be repeated, is false, incorrect, inaccurate and such lack of veracity, incorrectness or inaccuracy, if capable of remedy, is not fully cured within a period of fifteen (15) Business Days of the date on which the respective Representation and Warranty was made or was deemed to have been repeated.

(f)                      If any of the Obligors or of the Holding Companies files a request for a moratorium or an out-of-court agreement with creditors, or commences with respect to itself or has commenced against it a voluntary bankruptcy (“concurso”) or analogous insolvency case or proceeding, or if any of the Obligors or the Holding Companies is placed into receivership (“administración judicial”) or is the subject of seizure or intervention, or if its shares or interests are expropriated or it is unable or admits its inability to pay its debts as they fall due, or begins to renegotiate all or a part of its payment obligations, or if any other similar action or proceeding, whether judicial or private, is taken or commenced with analogous effects, or another circumstance occurs that reveals that any of the Obligors or the Holding Companies is or is likely to become insolvent.

(g)                       If any of the Obligors: (i) is obliged, under a final and conclusive court decision or arbitration award, to pay amounts to third parties which, in the aggregate, exceed twenty million (€20,000,000) Euros and which are not covered in full or in part by insurance policies, so that the uncovered portion to be paid exceeds such limit; (ii) generally ceases paying its current liabilities to its creditors; or (iii) has attachments levied against it, security interests enforced against it or suffers confiscation or expropriation of assets in an aggregate amount of twenty million (€ 20,000,000) Euros or more.

(h)                       If any of the following circumstances occurs:

(i)                          any of the Obligors fails to perform a payment obligation to any third party not belonging to the Group under any Financial Debt other than the Facilities Documents, and such default is not fully remedied within five (5) Business Days of the later of (1) the ordinary due date or the early termination date of such payment obligation; or (2) the expiration date of the grace period or the cure period, if any, granted for the performance of the respective payment obligation in the document under which the respective Financial Debt was incurred;

(ii)                       any Financial Debt or any Subordinated Debt subject to a Subordination Commitment incurred by an Obligor becomes liquid, due and payable prior to its ordinary due date; or

(iii)                    any creditor of an Obligor is empowered to declare any Financial Debt due and payable prior to its specified maturity,

and, in any event, provided that the amount of such Financial Debt, individually or together with any other Financial Debt and any Subordinated Debt subject to a Subordination Commitment, due and payable prior to its specified maturity, exceeds fifteen million (€15,000,000) Euros, unless, despite the existence of such event of default, the respective creditor is not empowered to accelerate its claim under the Financial Debt and demand payment thereof.

(i)                           If a Material Adverse Change occurs.

(j)                           If a material part of the assets of the Group or a material business unit is disposed of or transferred or if any of the Obligors suspends, discontinues or announces the suspension or discontinuation of its main business or materially alters it (for the avoidance of doubt mergers among the Obligors will not be deemed covered by this event).

(k)                        If any Material Subsidiary fails to become a Guarantor in the manner and within the deadlines established in this Agreement, or if the shares or participations representing the capital stock of a Material Subsidiary owned by an Obligor are not pledged in favour of the Lenders in the manner and within the periods established herein.

(l)                           If any of the Obligors or of the Holding Companies (unless its assets and obligations are fully assumed by any other Holding Company by means of a full transfer of assets and liabilities -”sucesión universal”-) ceases its main business activities or agrees to its dissolution or winding-up, except where such circumstance occurs in accordance with the rules set forth in this Agreement (for the avoidance of doubt mergers among the Obligors will not be deemed covered by this event).

(m)                     If any of the Security Agreements is not, or ceases to be a valid first ranking in rem security interest on the assets or rights to which it attaches, in respect of any other creditors (except for creditors having a preference by operation of law) or any circumstances arise that prevent, might prevent, prejudice or hinder the effectiveness of any guarantee created thereby or the priority rank thereof. This event shall not apply during a Release Event in respect of all Security Agreements other than the pledge of shares of Cableuropa and Retecal and the pledge of credit rights arising under Shareholder Loans (excluding Holding Issuance Loans).

(n)                       If the obligations of any of the Obligors under a Facilities Document cease to be legal, valid and binding at any time.

(o)                       If the security promised in this Agreement, including the Security Agreements, is not granted and perfected within the deadline set forth herein, or is cancelled or revoked not in accordance with this Agreement before the Final Maturity Date.

(p)                       If a Change of Control occurs.

(q)                       If any event of default or change of control event (in each case, however described) occurs under the Existing High-Yield Notes or any Future High-Yield Notes.

(r)                          If any Holding Company fails to take any necessary action to ensure that a Repayment Event occurs within three (3) months following the redemption and/or cancellation of all outstanding 2010 Notes and 2011 Notes.

(s)                        If (i) MidCo, ONO Finance plc. and any other relevant issuers of Future High-Yield Notes or Holding Companies fail to create security interests as provided in Clause 18.2 of this Agreement within the deadline set forth herein; or (ii) ONO Finance plc. or any other relevant issuers of Future High-Yield Notes has, at any time, other outstanding debts under loan, credit, discount or overdraft agreements (except for any Future High-Yield Notes, the EVC Liabilities, the loans granted to companies of the Group in connection with the EVC Liabilities and any Financial Debt permitted under the terms of the indentures of the 2014 Notes).

(t)                          If one hundred per cent (100%) of the share capital of Retecal has not been contributed to Cableuropa by, at the latest, 31 December 2005.

(u)                       If the proceeds of an IPO (net of taxes and reasonable transaction expenses) are not injected to Cableuropa (in an account opened by Cableuropa with the Agent), as soon as the proceeds are raised, in the amounts and for the purposes that follow:

(i)                          any amounts required to fully repay the EVC Liabilities, plus

(ii)                       an amount equal to the lesser of: (1) fifty per cent (50%) of the remaining proceeds of the IPO, if any; and (2) two hundred million (€200,000,000) Euros; provided that the amount to be injected under this paragraph (ii) shall be limited to such amount as may be required in order that, once the prepayment contemplated in Clause 7.4.1 (iv) being made, the Senior Debt to Consolidated Annualised EBITDA ratio is below 3.5x if the IPO takes place in 2005, or is below 3.0x if the IPO takes place in any subsequent year.

When the termination of this Agreement is demanded, the Borrowers must repay to the Agent for distribution to the Lenders in proportion (unless otherwise provided for) to their respective commitments, all or part, as the case may be, of the unpaid Drawn Amount, plus ordinary interest, default interest, if any, fees, expenses and any other payment to be made pursuant to this Agreement. In addition, the guaranteed Borrowers must also procure the release of the Bank Guarantees as provided in Clause 7.6 of this Agreement.

If termination occurs prior to the completion of the Availability Period of any Tranche and the Borrowers have not yet withdrawn the entire Available Amount of the respective Tranche, the Lenders shall be released from their obligation to attend to any Drawdown.

For the purposes of this Clause, the Parties expressly agree that the occurrence of any of the events mentioned above shall constitute an Early Termination Event, regardless of the degree of responsibility or diligence used by the Obligors, the relevant Holding Company, ONO Finance plc. or any relevant issuers of Future High-Yield Notes to prevent it.

17.                     LOAN ACCOUNTS

17.1.           Agent Accounting

17.1.1 For the purposes of this Agreement, the Agent, in its capacity as such, shall open and maintain in its books a special credit facilities account for each Tranche of the Credit Facilities. In each of such accounts the Agent shall debit the amount of each Drawdown made by the Borrowers under each Tranche of the Credit Facilities, as well as the interest, fees, expenses, default interest, additional costs and any other amounts that are payable by the Borrowers pursuant to this Agreement. Likewise, all amounts received by the Agent from the Borrowers under each Tranche pursuant to this Agreement shall be credited in each account, so that the sum of the balance of each credit facilities account represents the amount owed by the Borrowers to the Lenders under each Tranche at any time.

17.1.2 In particular, the Agent shall debit to the special Tranche D credit facilities account the sum of all amounts paid by the Tranche D Lenders to the Beneficiaries for any reason under the Bank Guarantees given pursuant to this Agreement in the event that any of them is enforced (in whole or in part) pursuant to Clause 5.5.3 above and which are to be borne by the guaranteed Borrowers, as well as any other amounts owed by the guaranteed Borrowers to the Tranche D Lenders for any reason. Likewise, all amounts received by the Tranche D Lenders from the Borrowers under Clause 5.5.4 shall be credited to the special Tranche D credit facilities account.

17.2.           Individual account of each Lender

In addition to the special unified accounts referred to in Clause 17.1 above, each of the Lenders shall open and maintain in its books a special credit facilities account from which shall be debited the amount of each Drawdown made by the Borrowers under each Tranche and the interest, fees, expenses, default interest, additional costs and any other amounts that the Borrowers owe to such Lender hereunder under each Tranche, and in which all amounts received by the Lender from the Borrowers under this Agreement shall be credited.

18.                     PERSONAL GUARANTEES AND IN REM SECURITY INTERESTS

18.1              Personal Guarantees

The following guarantees shall be created to ensure full performance of the obligations under the Facilities Documents:

(a)                        Personal Guarantees given by the Guarantors

Each Guarantor expressly, irrevocably and unconditionally guarantees to each Lender, jointly and severally with the Borrowers and the remaining Guarantors, each and every one of the obligations assumed by the Borrowers under this Agreement and the other Facilities Documents (as such Agreements may be amended, novated or supplemented at any time) and, in particular, payment obligations upon demand by the Agent. The guarantee given by each Guarantor under this Clause is an abstract, autonomous and independent guarantee enforceable on demand, and therefore, none of the Guarantors may, in any event or under any circumstances, consider whether or not the obligations guaranteed by the Borrowers have been performed or object to the payment or specific performance of the guaranteed obligations for any reason. It shall be sufficient for the Agent to demand payment in writing, without having to justify the reason for the default. As a consequence of being this guarantee enforceable on demand, the benefits of prior exhaustion of the main debtor’s assets and of division shall not apply in any event. The Agent, in its own name as Lender, and in the name and on behalf of the other Lenders under this Agreement, and the Hedge Entities accepts the guarantee given by each of the Guarantors.

Any payment to be made by a Guarantor under the aforementioned guarantee shall be made for the full amount owed, free from any withholding, deduction or set-off, in freely transferable funds to the account designated by the Agent within three (3) Business Days following receipt by the Guarantor of the demand for payment from the Agent.

The guarantee shall be valid and shall remain in effect as long as the guaranteed obligations have not been fully, unconditionally, irrevocably and definitively discharged or performed.

With respect to any claim as to quantity that may arise under this guarantee, the Parties expressly agree that for the purpose of enforcement, in court or otherwise, the net amount payable by the Guarantors to the Lenders or the Hedge Entities shall be the balance shown in the certificate of outstanding amounts issued for such purpose by the Agent and, if applicable, by the corresponding Hedge Entity.

At any time until the Final Maturity Date, the Lenders and the Hedge Entities shall be entitled to release the Guarantors from all or part of their obligations under this guarantee, without the need for a cause or a justification. In such event, this Agreement shall remain to be fully enforceable against the Borrowers, which accept this power of the Lenders and the Hedge Entities to release the Guarantors, and against the Guarantors with regard to any provisions of this Agreement different from this Clause 18.1 (a).

Furthermore, for the purposes of Article 135.2 of Law 22/2003, of July 9, on Insolvency (“Ley Concursal”), every Guarantor shall remain bound by this guarantee in the event that any of the Borrowers is declared bankrupt, in suspension of payments or in “concurso”. In the event that an agreement (“convenio”) is reached by the relevant Borrower and its creditors in an insolvency proceeding, any Guarantor shall in respect of this guarantee not benefit from the potential advantages (“quita”, “espera” or any others) comprised in the said convenio and this guarantee shall, therefore, continue to be in full effect with respect to the obligations secured by such guarantee.

(b)                       Guarantees to be created by certain companies in the Group

In the event that, after the Closing Date, other Material Subsidiaries become part of the Group, or there are any companies in the Group that thereafter become Material Subsidiaries, such companies shall give a guarantee in the form of the form of notarial deed of Guarantee set forth in Schedule 6. Such Instrument shall be executed within a period not to exceed fifteen (15) Business Days from the earlier of: (i) the date on which the company becomes a Material Subsidiary; or (ii) the acquisition date of the shares or interests representing the capital stock of the Material Subsidiary. As from that time, the new Material Subsidiaries shall become Guarantors for the purposes of the provisions of the Facilities Documents. In the event that the Material Subsidiary becomes part of the Group through having been acquired under a Permitted Acquisition, the above-mentioned notarial deed of Guarantee shall be executed to secure those Tranches of the Credit Facilities as may be legally secured by it and the Permitted Hedge Agreements. Nevertheless, the obligation set forth in this paragraph shall not apply as long as a Release Event continues to be in effect.

(c)                          Release of guarantees

After the Closing Date, any Material Subsidiary which has ceased to be such, except for those companies which are Borrowers, may, upon request sent to the Agent through Cableuropa for notice thereof to be given to the other Lenders, request the release of the guarantee furnished through the notarial deed of Guarantee and, accordingly, cease to be a Guarantor under the Facilities Documents provided that: (i) the fact of its ceasing to be a Guarantor does not result in non-compliance with any Financial Covenant or other obligation hereunder; (ii) all Representations and Warranties which are to be deemed made as at the date of the loss of its status as Guarantor are true and correct; (iii) there is no event that constitutes an Early Termination Event; (iv) Cableuropa has notified the Agent of the request for loss of the status of Guarantor at least thirty (30) days prior to its intended effective date; (v) Cableuropa shows, on the basis of the latest Annual Audited

Consolidated Financial Statements of the Group, that the company in question does not meet any of the requirements to be considered a Material Subsidiary, and (vi) the Guarantor requesting the loss of such status is current in the performance of all its payment obligations under any and all Facilities Documents. Such company shall not cease to be a Guarantor until the Agent confirms to Cableuropa in writing that the foregoing requirements have been met, which confirmation shall be given, if applicable, not less than three (3) Business Days prior to the effective date thereof.

18.2              In rem security interests

Notwithstanding the foregoing and the personal and unlimited liability of the Borrowers, and in order to ensure full performance of their obligations under the Facilities Documents, the following security interests shall be created.

(a)                        Security interests to be created by the Holding Companies, ONO Finance plc. and any issuer of Future High-Yield Notes or any creditor of Subordinated Debt subject to Subordination Commitment

In order to secure the obligations undertaken by the Borrowers in connection with all Tranches of the Credit Facilities and the Permitted Hedge Agreements, the Obligors unconditionally and irrevocably undertake to co-operate and take all actions as may be necessary in order to ensure that:

(i)                          GCO creates, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over the shares representing at any time one hundred per cent (100%) of the capital of each of Cableuropa and Retecal;

(ii)                       any Holding Company creates, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over all credit rights of such Holding Company arising at any time under the agreements governing any financial debt granted by said Holding Company to any company of the Group (except for External Bank Loans) (for the avoidance of doubt, only a pledge over the rights of GCO under a subordinated loan to Retecal will be created under this Clause on Closing Date); and

(iii)       any creditor of Subordinated Debt subject to the Subordination Commitment creates, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over all credit rights of such creditor arising at any time under the agreements governing any Subordinated Debt granted by said creditor to any company of the Group.

Such pledges shall be granted on Closing Date by GCO and the relevant Holding Company, Permitted Shareholder or any other third party before a Notary Public in accordance with the forms of pledge agreement attached hereto as Schedule 10 and Schedule 11, respectively.

In the event of a share capital increase in Cableuropa or Retecal, the Obligors unconditionally and irrevocably undertake to co-operate and take all actions as may be necessary in order to ensure that GCO creates, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over the new issued shares not later than fifteen (15) Business Days following the date of registration of such share capital increase with the corresponding Mercantile Registry. Moreover, in the event of any additional financial debt or Subordinated Debt granted under paragraphs (ii) and (iii) above, the Obligors unconditionally and irrevocably undertake to co-operate and take all actions as may be necessary in order to ensure that the relevant Holding Companies or creditors create, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over any credit rights arising under such additional financial debt or Subordinated Debt not later than one (1) month following the execution of the agreements documenting such additional financial debt or Subordinated Debt.

Further, the Obligors unconditionally and irrevocably undertake, within a period not to exceed three (3) months after all the 2010 Notes and the 2011 Notes have been cancelled or repaid in full:

(1)                       in order to secure the obligations undertaken by the Borrowers in connection with all Tranches of the Credit Facilities and the Permitted Hedge Agreements, to co-operate and take all actions as may be necessary in order to ensure that MidCo accedes to the pledge agreements executed by GCO under the paragraph above and a first rank pledge over the shares representing at any time one hundred per cent (100%) of the capital of each of Cableuropa and Retecal in favour of the Lenders and the relevant Hedge Entities continues to be in full force and effect. Such accession to the pledge agreement shall be granted by MidCo before a notary public in accordance with the form of pledge agreement attached hereto as Schedule 10;

(2)                       in order to secure the obligations undertaken by the Borrowers in connection with all Tranches of the Credit Facilities and the Permitted Hedge Agreements, to co-operate and take all actions as may be necessary in order to ensure that MidCo creates, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge on all credit rights of MidCo arising at any time under the agreements governing any financial debt granted by MidCo to any company of the Group in accordance with the form of pledge agreement attached hereto as Schedule 11; and

(3)                       in order to secure the obligations undertaken by the Borrowers in connection with all Tranches of the Credit Facilities and the Permitted Hedge Agreements, to co-operate and take all actions as may be necessary in order to ensure that ONO Finance plc. and any future issuer of Future High-Yield Notes create, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge on all credit rights of ONO Finance plc. or, if applicable, of such issuer, arising at any time under the Subordinated Debt agreements relating to the 2014 Notes and the Future High-Yield Notes in accordance with the form of pledge agreement attached hereto as Schedule 11.

In the event of a share capital increase in Cableuropa or Retecal, the Obligors unconditionally and irrevocably undertake to co-operate and take all actions as may be necessary in order to ensure that MidCo creates, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over the new issued shares not later than fifteen (15) Business Days following the date of registration of such share capital increase with the corresponding Mercantile Registry. Moreover, in the event of any additional financial debt or Subordinated Debt granted under paragraphs (2) and (3) above, the Obligors unconditionally and irrevocably undertake to co-operate and take all actions as may be necessary in order to ensure that MidCo, ONO Finance plc. and any future issuer of Future High-Yield Notes, as applicable, create, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over any credit rights arising under such additional financial debt or Subordinated Debt not later than one (1) month following the execution of the agreements documenting such additional financial debt or Subordinated Debt.

(b)                       Security interests to be created by the Obligors

The Obligors shall create, in favour of the Lenders and the relevant Hedge Entities, the following first ranking pledges to secure the obligations undertaken by the Borrowers in connection with the Credit Facilities Agreement and the Permitted Hedge Agreements:

(i)                          Cableuropa shall create a pledge on all shares representing at any time one hundred per cent (100%) of the capital stock of Valencia, Valencia Norte and Valencia Sur;

(ii)                       a pledge over all credit rights of each Obligor arising at any time under the insurance policies taken out by each Obligor; and

(iii)                    Cableuropa shall create a pledge over the credit rights arising under the Insurance Account and the Asset Transfer Account.

These pledges shall be granted on Closing Date by each Obligor before a Notary Public in accordance with the forms of pledge agreement attached hereto as Schedules 10 (with such amendments as may be essential if the pledged capital stock is divided into participations (“participaciones sociales”)), 12 and 13. The abovementioned pledges shall be granted to secure such Tranches of the Credit Facilities as may be legally secured by it, and of the Permitted Hedge Agreements.

In the event of a share capital increase in Valencia, Valencia Norte or Valencia Sur, Cableuropa unconditionally and irrevocably undertakes to create, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over the new issued shares not later than fifteen (15) Business Days following the date of registration of such share capital increase with the corresponding Mercantile Registry. Moreover, in the event that new insurance policies are taken out by any Obligor, such Obligor unconditionally and irrevocably undertakes to create, in favour of the Lenders and the relevant Hedge Entities, a first rank pledge over any credit rights arising under such additional insurance policies not later than one (1) month following their date of execution.

(c)                        Promise to create in rem security interests

If, after the Closing Date, other Material Subsidiaries become part of the Group or if any Group company should, in the future, become a Material Subsidiary, the Obligors shall execute (or, if applicable, shall cause any Holding Company, as the case may be, to execute) a notarial deed for the creation, in favour of the Lenders and the relevant Hedge Entities, of a first ranking pledge on all the shares representing at any time one hundred per cent (100%) of the capital stock of the new Material Subsidiary owned by them, to secure the obligations undertaken by the Borrowers in connection with the Credit Facilities Agreement and the Permitted Hedge Agreements, in accordance with the form of pledge agreement set forth in Schedule 10 (with such amendments as may be essential if the pledged capital stock is divided into participations (“participaciones sociales”), or if Law 19/2002, of July 5, from the Parliament of Catalonia about Security Interests, may become applicable).

The above-mentioned notarial deed shall be executed within a period not to exceed fifteen (15) Business Days following the earlier of (i) the date on which the company becomes a Material Subsidiary, (ii) the acquisition date of the shares in the capital stock of the Material Subsidiary; or (iii) the date of registration of any share capital increase in such Material Subsidiary with the corresponding Mercantile Registry. In the event that the Material Subsidiary becomes part of the Group as a result of having been acquired under a Permitted Acquisition, such notarial deeds creating a pledge shall be executed to secure such Tranches of the Credit Facilities as may be legally secured by it and the Permitted Hedge Agreements. Nevertheless, the obligation set forth in this paragraph shall not apply as long as a Release Event continues to be in effect.

(d)                         Release of in rem security interests

Security interests shall only be released after the Closing Date upon the occurrence of a Release Event and for so long as it is continuing.

In this event, Cableuropa shall send a written instrument to the Agent for notice thereof to be given to the other Lenders, requesting the release of certain security interests created by Group companies, provided that: (i) all Representations and Warranties which are to be deemed made as at the release date, are true and correct; (ii) there is no event that constitutes an

Early Termination Event; (iii) Cableuropa has notified the Agent of the request for the release of security interests not less than thirty (30) Business Days prior to the effective date thereof; and (iv) each of the Obligors requesting the release of any of the security interests shall have granted the irrevocable power of attorney established in Clause 18.2 (e).

If a Release Event occurs, all security interests created under Clause 18.2 of this Agreement shall be released except for the pledge of the shares representing one hundred per cent (100%) of the share capital of Cableuropa and Retecal and any pledge of credit rights arising under the Shareholder Loans (excluding Holding Issuance Loans).

The release of the security interests shall not be effective until the Agent confirms to Cableuropa in writing that the above-mentioned requirements have been complied with. Such confirmation shall, if applicable, be made within three (3) Business Days prior to the effective date thereof.

Should the Release Event cease, the respective Obligors shall create the first ranking in rem security interests over the assets or rights that had been released within five (5) Business Days following request by the Agent in that regard.

(e)                        Irrevocable power of attorney to pledge granted by the Obligors

Each Obligor shall, as a condition precedent to the release of in rem security interests under Clause 18.2 (d), grant the Agent an irrevocable power of attorney authorising it to create in rem rights, in the form attached hereto as Schedule 15. The Agent may demand that each Obligor create such security interests as the Agent may specify if the Release Event that led to the release of the security interests pursuant to paragraph (d) above has ceased. Such Obligor shall constitute and perfect such security interests within not more than five (5) Business Days of the written request to do so from the Agent to that Obligor. If it fails to do so, the Agent under the above power of attorney, applying criteria of reasonability and proportionality, may create new security interests which shall, in no event, be less favourable than the security interest previously released as a consequence of a Release Event.

18.3              Characteristics of the Guarantees and Security Interests

The guarantees and security interests created pursuant to Clauses 18.1 and 18.2 above (the “Security Agreements”) shall be created with a joint and several overlapping nature, such that the Lenders may, at their election, enforce any of them, in the order they deem appropriate, alternatively, jointly or successively, without the commencement of the proceedings to enforce one security interest or guarantee limiting or conditioning the commencement of proceedings to enforce other security interests or guarantees.

The Borrowers shall bear any expenses, duties and taxes accrued as a result of the execution or, if applicable, the termination of the Security Agreements.

19.                     AGENT

19.1.           Designation

The Lenders (other than the Agent) appoint Banco Español de Crédito, S.A. to act as the agent of each and every one of them with respect to each of the Facilities Documents. Banco Español de Crédito, S.A. accepts such appointment.

19.2.           Mandate

Without detracting from the independent nature of the obligations of the Lenders in this Agreement, it is agreed that with respect to the development and operation of this Agreement, the Agent shall, in addition to acting on its own behalf, act as special irrevocable agent of the other Lenders, it being thus understood that payments of any kind arising under this Agreement shall be made pursuant to the provisions of Section 1170 of the Civil Code and must be made by the Borrowers to the Agent. Such payments shall have the same full releasing effect for the debtor as if they had been received in corresponding proportions by the other Lenders. Likewise, and so long as nothing in the Facilities Documents provides otherwise, any notice given or received by the Agent shall have the same effects as if it had been given or received by the Lenders.

The Borrowers take notice of the designation of the Agent and of the irrevocable mandate in its favour from the other Lenders.

19.3.           Payments

The valuation date of payments shall be that of their collection by the Agent. Except as otherwise expressly provided in this Agreement, all payments made by the Borrowers on account of principal, interest and fees pursuant to this Agreement shall be distributed by the Agent among the Lenders such that at all times the Lenders that are creditors of the Borrowers are paid in proportions identical to that of their claims against the Borrower.

The Agent shall make these payments to the other Lenders on the same valuation date on which it receives them, provided that it is possible according to standard bank practices. Otherwise, payments will be made on the following valuation date.

19.4.           Powers of representation

19.4.1 The powers of representation that the Lenders grant to the Agent shall be deemed to be limited to those actions and measures that are required for the execution and effectiveness of the agreements contained in this Agreement and the other Facilities Documents.

19.4.2 Each of the Lenders hereby undertakes to provide assistance to and cooperate with the Agent as necessary, which includes participating in the negotiation and execution of such documents, both public and private, as may be necessary or advisable for the execution and effectiveness of the agreements contained in this Agreement and in the other Facilities Documents. It also includes, if applicable and necessary, ratifying the actions taken by the Agent in the performance of its obligations under this Agreement.

19.4.3 In the exercise of its powers of representation, the Agent shall not incur any liability if it follows the instructions received from the Majority of Lenders or if, in the absence of instructions, it acts with prudent discretion in accordance with customary banking practices. The Agent may request instructions from the Lenders or from the Majority of Lenders at any time, even when it is not obligated to do so. In no event shall the Agent have the capacity of trustee for the other Lenders, the Borrowers or any other persons. Pursuant to these principles, and for explanatory purposes:

(a)                        The Agent shall not be liable to the other Lenders by reason of the execution, validity and enforceability of the agreements contained in this Agreement or the other Facilities Documents, the truth or accuracy of the representations contained therein or the effective collection of the Loan.

(b)                       The duty of information of the Agent shall be deemed to be limited to those communications that are necessary for the normal fulfilment and development of the agreements contained in this Agreement and the other Facilities Documents, or for the enforceability thereof in the event of breach.

(c)                        The Agent shall not have the obligation of verifying the veracity or the fulfilment of the undertakings assumed by the Borrowers, nor shall it be obliged to investigate the existence of possible causes of early termination or the reduction in the solvency of the Borrowers and other companies in the Group.

(d)                       Whenever the Agent, for the purposes of Clauses 6.4.3 (c), 15.1 (n), 18.1 (c) or 18.2 (d), should examine any documentation or evidence provided by the Obligors or any third parties, it shall not have the obligation to verify the veracity or the accuracy of the facts contained therein (but only to check that the relevant document or evidence externally appears to be authentic or a true copy of the authentic one and that the information contained therein seems to be consistent) and may rely on the representations made by such Obligors or third parties under such documents.

19.4.4 Each of the Lenders acknowledges and agrees that it has been and will continue to be solely responsible for making its own independent evaluations and investigations with respect to the financial condition, credit risk, activity, legal provisions applicable to and legal nature of the Borrowers.

19.4.5 In the fulfilment of its tasks and duties, the Agent does not assume any liability other than that arising from gross negligence or wilful misconduct.

19.4.6 None of the representatives or employees of the Agent, whatever their category, status or duties, shall incur any kind of personal liability towards the other Lenders as a consequence of their professional conduct with respect to this Agreement and the other Facilities Documents.

19.4.7 The Agent may refrain from taking any action that might, in its reasoned opinion, constitute a violation of a law or regulation or that might give rise to legal action by another person, and may do anything that, in its reasoned opinion, is necessary or appropriate to comply with a law or regulation.

19.4.8 Each Lender shall promptly upon the request of the Agent supply, or procure the supply of, such documentation and other evidence as is reasonably requested by the Agent (for itself) in order for the Agent to carry out and be satisfied it has complied with all necessary “know your customer” or other similar checks under all applicable laws and regulations pursuant to the transactions contemplated in the Finance Documents.

19.5.           Reimbursement of expenses

The Lenders agree immediately to reimburse the Agent, pro rata to their participation in the entire Credit Facilities, for all of the amounts that, even though payable by the Borrowers pursuant to Clause 22 of this Agreement, have not been voluntarily reimbursed thereby and that represent a disbursement by the Agent for any item that, by reason of this Agreement and the other Facilities Documents, is made in the common interests of the other Lenders, provided that such expenses are duly justified, and regardless of the favourable or unfavourable results of the action or measures that gave rise to the disbursement.

19.6.           Other rights of the Agent

The Agent, in its capacity as Lender, shall have the same rights and powers as any other Lender by reason of its participation in the Credit Facilities.  Regardless of the agreements contained in this Agreement, the Agent may accept deposits, lend money and generally, like the other Lenders, carry out all kinds of banking transactions with the Borrowers.

19.7.           Replacement of the Agent

19.7.1 The Agent may resign from its position by means of written notice addressed to the other Lenders and to the Borrowers, in which case they shall have the right to appoint a new Agent from among them by agreement of the Majority of Lenders with the consent of Cableuropa, which consent shall not be unreasonably withheld.

19.7.2 If, within forty-five (45) days following the notice, the Lenders have not made the appointment, or the appointee has not accepted the appointment, the Agent shall have the right to make the appointment itself from among the Lenders with the consent of Cableuropa, which consent shall not be unreasonably withheld.

19.7.3 The resignation of the former and the appointment of the new Agent shall take effect from the date of acceptance of the new Agent, which shall be evidenced in a notarial instrument and communicated to the Borrowers.

19.7.4 The new Agent will be vested with the same rights (including fees), powers and duties as the outgoing Agent pursuant to the terms of this Clause.

19.7.5 If the Agent merges or is absorbed by another entity, the resulting entity shall be subrogated to all of the corresponding rights and obligations of the Agent.

19.7.6 If the Agent is replaced in accordance with the provisions of this Clause, the replaced Agent shall retain part of the agency fee accrued (daily, based on a year of three hundred and sixty (360) days) during the period running between the preceding anniversary of the Closing Date and the effective date (inclusive) of the replacement and shall promptly deliver the remaining part of such agency fee to the new Agent.

19.8.           Revocation of the Agent’s appointment

19.8.1 The possibility is hereby expressly established of the Lenders revoking the appointment of the Agent as a result of the breach by it of its duties or of repeated disagreements with the other Lenders, provided they appoint another Agent from among the Lenders at the same time, the appointee accepts the appointment and the consent of Cableuropa is granted, which consent shall not be unreasonably withheld.

19.8.2 The revocation of the appointment of the former Agent and the appointment of the new Agent shall be evidenced in a public document and the Borrowers shall be notified thereof. Both the revocation and the new appointment shall be effective as of that moment.

19.8.3 The new Agent will be vested with the same rights, powers, privileges and duties as the outgoing Agent under the terms of this Agreement.

19.8.4 The expenses incurred as a result of the revocation of the Agent’s appointment shall be borne by the Party to the Agreement that demands such revocation.

19.8.5 The revocation of the Agent’s appointment and the appointment of the new Agent shall be decided by the Majority of Lenders.

19.8.6 If the Agent’s appointment is revoked in accordance with the provisions of this Clause, the Agent whose appointment has been revoked shall retain part of the agency fee accrued (daily, based on a year of three hundred and sixty (360) days) during the period running between the preceding anniversary of the Closing Date and the effective date (inclusive) of the revocation and shall promptly deliver the remaining part of such agency fee to the new Agent.

19.9.           Bank Guarantor

19.9.1 The Tranche D Lenders hereby appoint Banco Santander Central Hispano, S.A. to act as the agent of each and every one of them with respect to the Bank Guarantees. Banco Santander Central Hispano, S.A. accepts such designation. Without detracting from the independent nature of the obligations of the Tranche D Lenders, it is agreed that with respect to the development and operation of the Bank Guarantee, the Bank Guarantor shall, in addition to acting on its own behalf, act as special irrevocable agent of the other Tranche D Lenders.

19.9.2 The Borrowers have notice of the designation of the Bank Guarantor and of the irrevocable mandate in its favour from the other Tranche D Lenders.

19.9.3 The provisions governing the powers and the actions of the Agent contained in this Clause 19 shall apply, mutatis mutandis, to the Bank Guarantor, provided that this is possible pursuant to this Agreement.

19.10.    Inadmissibility

The provisions of this Clause 19 relating to the powers and the provisions governing the actions of the Agent may not be invoked or used as a defence by the Borrowers in order to delay or not to perform their obligations faithfully under this Agreement.

20.                     ASSIGNMENTS

20.1.           Assignment by the Lenders

20.1.1 The Lenders shall have the power at all times totally or partially to assign their contractual position under this Agreement to third parties or to other Lenders, with no need to obtain any consent from any Obligor, provided:

(a)                        The assignee is an Eligible Lender;

(b)                       The assignor notifies the Agent, at least five (5) Business Days in advance to the effective date of the assignment, of the assignment, the name of the assignee, the amount (which must be in the minimum amount of five million (€5,000,000) Euros, provided the total amount held by the assignor after the assignment is equal to or higher than that amount unless the assignment is for its total participation) and the effective date of the assignment; and

(c)                        The assignment shall be executed in accordance with the form of transfer certificate attached hereto as Schedule 7.

The assignment shall have no cost to the Obligors or result in any increase of costs for the Obligors, in particular, under Clause 10. However, for the avoidance of doubt, the provisions contained in Clause 9.7 shall apply in respect of the assignee, to the extent that such assignee was an Eligible Lender at the time of the assignment.

The Agent shall notify Cableuropa of such assignment within five (5) Business Days from the effective date of the assignment.

20.1.2 Cableuropa may request the Tranche A Lenders or the Tranche B Lenders, as the case may be, to use all reasonable efforts to: (i) accept that all or part of the amounts withdrawn under Tranche A or Tranche B, as the case may be, be Refinanced under a loan granted by the European Investment Bank to Cableuropa; and (ii) negotiate and effect a novation of this Agreement so that the amounts of Tranche A or Tranche B, or both of them, as the case may be, that have not been drawn or that have been Refinanced under the loan granted by the European Investment Bank, be considered a new Tranche E under which drawdowns may be made in the form of personal guarantees (which will be subject, “mutatis mutandis”, to the regulation of Bank Guarantees included in this Agreement and the amount of which shall be the base for the accrual of the margin applicable to the new Tranche E) that shall be executed and delivered for the benefit of the European Investment Bank and to guarantee compliance with Cableuropa payment obligations under that loan. Cableuropa shall submit, together with its request, a formal notice of the European Investment Bank demonstrating that it has made a financing offer to Cableuropa in the terms contemplated in this Clause.

In the event the guarantees granted under that new Tranche E were released by Cableuropa (by means of a procedure substantially similar to the one set forth in Clause 7.6.2), the European Investment Bank shall be authorised to create a pledge with the same ranking as the Lenders on such assets, goods, or rights that the Lenders are authorised to maintain pledged at any time in accordance with Clause 18.2 of this Agreement.

20.1.3 In the event of a total or partial assignment of the contractual position of one of the Lenders, the Agent undertakes vis-à-vis the Borrowers to act as Agent of the assignee entities.

20.1.4 At the request of the Agent, the Borrowers undertake to notify Banco de España of an assignment if the assignee or the assignor are not resident in Spain, as required from time to time by applicable regulations. The assignor agrees to deliver to the Agent and to Cableuropa an authorised copy of the instrument of assignment within a period of fifteen (15) days following the execution thereof.

20.1.5 The assignor shall not be liable to the assignee for the execution, validity and enforceability of the agreements contained within this Agreement or the other Facilities Documents, the truth or accuracy of the representations contained therein or the effective collection of the Credit Facilities. The assignee shall be the sole party responsible for making its own independent evaluations and investigations with respect to the financial condition, credit risk, activity, legal regime and legal nature of the Borrowers and the Group.

20.1.6 The assignor unconditionally and irrecovably undertakes that the Agent be paid, prior to or on the effective date of the assignment, a transfer fee of [two thousand Euros (€2000)].

20.2.           Assignment by the Obligors

None of the Obligors may assign or transfer its contractual position under this Agreement, or the Agreement itself, or the rights and obligations arising thereunder, without the prior written consent of all of the Lenders.

21.                     ENFORCEMENT PROCEDURES

21.1.           Determination of Balance Due

In the event of either a complete termination or maturity of the Credit Facilities, the Agent shall settle the credit accounts referred to in Clause 17 above. It is expressly agreed for purposes of enforceability via judicial or out-of-court methods, that the balance due from the accounts referred to in Clause 17 above resulting from the certificate issued for such purpose by the Agent shall be deemed a liquid, due and payable amount enforceable against the Borrowers, provided that it is evidenced in a notarial document that the settlement was made in the form agreed to by the parties in the enforceable instrument (“título ejecutivo”) and that the balance due matches with the balance that appears in the corresponding open account of the Borrowers in connection with each Tranche of the Credit Facilities.

The Agent shall previously notify the Borrowers of the amount due as a result of the settlement.

21.2.           Enforcement

In the event that the Lenders decide to commence the ordinary enforcement proceeding set forth in Articles 517, et seq., of the Law of Civil Procedure (“Ley de Enjuciamiento Civil”, the Parties expressly agree for purposes of Article 571, et seq., of such Law of Civil Procedure that the settlement to determine the summarily enforceable debt be made by the Agent. Therefore, the following will be sufficient for the commencement of the summary proceedings: (i) the notarial deed (“escritura de elevación a público”) evidencing this Agreement; (ii) a certificate, issued by the Agent, of the debt for which the Borrower is liable, as well as the extract of the debit and credit entries and the entries corresponding to the application of interest that determines the actual balance for which enforcement is requested and the document providing evidence (“documento fehaciente”) that the settlement of the debt has been carried out in the form agreed to in this Agreement; and (iii) a notarial document providing evidence of the prior notice to the Borrowers of the amount due as a result of the settlement.

The Borrowers shall bear all taxes, expenses and duties accruing or that are incurred by reason of the notarial instruments referred to in the previous paragraph.

21.3.           Enforcement of security

For the mere purpose of governing the relationships between the Lenders with respect to the security executed and delivered or to be executed and delivered for the benefit of the Lenders in order to secure compliance by the Borrowers with their obligations pursuant to the Agreement, the Lenders agree to the following rules to which the enforcement of any of such security shall be subject:

(a)                        The Agent shall be the only entity authorised to bring about the enforcement of the security.

(b)                       The enforcement of the security by the Agent shall require the consent of the Majority of Lenders, without prejudice to the power of the Agent to obtain such approval after enforcement when, in its judgment, there is a risk that delay in enforcement will prejudice the effectiveness of the security or the rights of the Lenders.

(c)                        The Agent shall act on behalf of all of the Lenders in the judicial or out-of-court proceedings intended for the enforcement of the security. For such purpose, the Agent shall be vested with sufficient powers and authority by the rest of the Lenders. However, any Lenders shall be entitled to appear individually in such judicial or out-of-court proceedings, if they deem it appropriate, provided that such Lenders act in coordination with the Agent and following the Agent’s instructions.

22.                     TAXES AND EXPENSES

Apart from the obligations assumed for payment of principal, interest, fees, compensation and expenses, all relating to the preceding Clauses, the Borrowers shall pay any other fees, duties, compensation, expenses, taxes and other amounts that are due or that have accrued now or hereafter as a consequence of the preparation, fulfilment, amendment (if such amendment is requested by any of the Obligors or it stems from a waiver requested by the Obligors), enforcement and termination of this Agreement and the other Facilities Document, including, among other, the following:

(a)                        the fees and expenses of Notaries Public used for the formalisation of this Agreement as a public document, of the notarial deed of Accession, of the notarial deed of Guarantee, of the notarial deed of Power of Attorney and of the Drawdowns as well as the formalisation as a public document of the Security Agreements (including fees and expenses incurred to release any collateral or to create again the security released as set forth in Clause 18.2(d)) or any other Facilities Document (including fees and expenses for the issuance of copies), and the respective amendments thereto, unless otherwise provided in this Agreement;

(b)                       the compensation and expenses of the Borrowers’ Legal Counsel, the Lenders’ Legal counsel, the Lenders’ Special Overseas Counsel, the Insurance Adviser and the Auditor in the terms agreed upon with them; any expenses and compensation payable to the Borrowers’ Legal Counsel, the Lenders’ Legal counsel, the Lenders’ Special Overseas Counsel, the Insurance Adviser and the Auditor different from the compensation and expenses already agreed upon shall be previously authorised by the Borrowers (with the exception of those set forth in (d) below and of those incurred upon releasing collateral or creating again guarantees released as set forth in Clause 18.2(d), that are deemed to be authorised hereby), and such authorisation may not be withheld unreasonably;

(c)                        the legal fees, expenses and court taxes, including the fees of attorneys and barristers and Notary Public fees that are incurred as a direct consequence of the enforcement, breach or early termination of this Agreement and the other Facilities Documents; and

(d)                       the taxes, surcharges or rates, state or otherwise, that are now or hereafter levied on the execution and delivery of this Agreement and the other Facilities Documents, as well as on the amendment, enforcement and termination thereof pursuant to the provisions of this Agreement or, in the absence thereof, according to the Law.

23.                     NOTICES

23.1.           Form

All notices among the Parties relating to this Agreement or arising hereunder shall be made in Spanish or in English, and if any Lender, acting reasonably so requests, shall be made in both languages (the Spanish language version prevailing in case of discrepancy). All notices shall be made by mail, fax, e-mail or other electronic means unless otherwise provided in this Agreement. Notices shall be deemed valid and binding provided they are sent by a duly authorised representative of the Party serving the notice. No specific code shall be required. In the event notices are personally delivered, they shall be effective from the time they are delivered, if made by fax, from the receipt of transmission confirmation, if made by overnight courier, two (2) days thereafter, and if made by e-mail or other electronic means, from the time they are delivered.

Communications of a general nature related to this Agreement that the Obligors are required to make shall be served through Cableuropa to the Agent that shall transmit such communications to the other Lenders as set forth in this Agreement.  Likewise, communications of a general nature related to this Agreement to be made by the Lenders shall be sent to Cableuropa through the Agent.

23.2.           Addresses

The Parties have designated the following addresses for the receipt of notices:

If addressed to the Obligors:

CABLEUROPA, S.A.U.

•             Address: c/ Basauri 7 and 9. La Florida. Aravaca. 28023 Madrid.

•             Attention: Mr. Jonathan Cumming and Mrs. Mariona Roger

•             Fax: +34 91 180 9530

•             E-mail: jonathan.cumming@ono.es / mariona.roger@ono.es

If addressed to the Agent:

BANCO ESPAÑOL DE CRÉDITO, S.A.

•             Address: C/ Gran Vía de Hortaleza nº3, 28043-Madrid

•             Attention: Mr. Juan Antonio González Domínguez. Back Office de Banca Corporativa

•             Fax: +34 91 338 96 26

•             E-mail: jcorderc@notes.banesto.es

If addressed to the other Lenders:

INSTITUTO DE CRÉDITO OFICIAL

•             Address: Paseo del Prado 4, 28014-Madrid.

•             Attention: Mr. José Luis Mencía

•             Fax: +34 915921721

•             E-mail: jose.mencia@ico.es

BANCO SANTANDER CENTRAL HISPANO, S.A.

•             Address: Ciudad Grupo Santander, Avda de Cantabria s/n, Edificio 1 Oeste (Amazonia), 2ª planta, 28660 Boadilla del Monte, Madrid

•             Attention: Mr. José Manuel Llorente Vera

•             Telefax: +34 91 257 11 65

•             E-mail: josmllorente@gruposantander.com

ABN AMRO BANK, N.V. Sucursal en España

•             Address: C/ José Ortega y Gasset, 29, 28006-Madrid.

•             Attention: Mr. Emilio Gómez

•             Fax: +34 91 423.69.48

•             E-mail: Emilio.gomez@es.abnamro.com

BNP PARIBAS, Societé Anonyme, Sucursal en España

•             Address: C/ Ribera del Loira 28, 28042-Madrid

•             Attention: Mr. Alberto Sánchez/Ms. Elena García/Francisco González del Valle

•             Fax: +34 91 388 80 99

•             E-mail: alberto.sanchez@bnpparibas.com/elena.garciajuarez@bnpparibas.com/francisco.gonzalezdelvalle@bnpparibas.com

c/c:

•             Address: 10 Harewood Avenue; London NW1 6AA

•             Attention: Mr. Louis Kenna/Ms. Cyril Tergiman

•             Fax: +44 207 595 2475

•             E-mail: louis.kenna@bnpparibas.com/cyril.tergiman@bnpparibas.com

CAIXA D’ESTALVIS DE CATALUNYA

•             Address: Plaza de Antonio Maura 6, 08003-Barcelona

•             Attention: Mr. Ricard Lerroux/Mr. Lluis Fernández

•             Fax: +34 93 484 53 31

•             E-mail: ricard.lerroux@caixacatalunya.es/lluis.fernandez@caixacatalunya.es

CALYON, Sucursal en España

•             Address: Paseo de la Castellana, 1 28046-Madrid

•             Attention: Mr. José Antonio Hernán

•             Fax: +34 91 432 75 01

•             E-mail: joseantonio.hernan@es.calyon.com

THE ROYAL BANK OF SCOTLAND, plc

•             Address: C/ Ortega y Gasset, 7; Edificio Serrano 49; 28006-Madrid

•             Attention: Mr. Javier Figar/Mr. Henny de Lathauwer

•             Fax: +34 91 438 5307/+34 91 438 5303

•             E-mail: javier.figardelacalle@rbos.com/henny.delathauwer@rbos.com

c/c:

•             Address: 2 ½ Devonshire Square London, EC2m 4BB

•             Attention: Ms. Alison Edkins

•             Fax: +44 207 6150153

•             E-mail: Alison.Edkin@rbs.co.uk

SOCIÉTÉ GÉNÉRALE, S.A.

•             Address: Torre Picasso, Plaza Pablo Ruiz Picasso, 1, 28020-Madrid

•             Attention: Ms. Beatriz Melero Soler/Ms. Cristina Cano Diaz

•             Fax: +34 91 589 38 28

•             E-mail: Beatriz.Melero@sgcib.com/Cristina.Cano@sgcib.com

BANCO DE SABADELL, S.A.

•             Address: Plaza Catalunya 1, 08201-Sabadel

•             Attention: Ms. Anna Mª Doménech/Mr. Ferrán Rosa

•             Fax: +34 93 745 10 64

•             E-mail: domenecham@sabadellatlantico.com/rosaf@sabadellatlantico.com

CAIXA D’ESTALVIS I PENSIONS DE BARCELONA

•             Address: Avda. Diagonal, 621-629 T.I.P11, 08028-Barcelona,

•             Attention: Mr. Pascual Gil Sorribas/Mr. Carlos Farrés

•             Fax: +34 93 404 64 66

•             E-mail: pgil@lacaixa.es/cfarres@lacaixa.es

FORTIS BANK, S.A./N.V. UK Branch

•             Address: Camomile Court, 23 Camomile St, Londres EC3A 7PP

•             Attention: Mr. Dean Byrne

•             Fax: +44 207 444 8795

•             E-mail: dean.byrne@fortisbank.com

WESTLB AG London Branch

•             Address: Woolgate Exchange 25 Basinghall Street London EC2V 5HA

•             Attention: Ms. Jutta Brown/Ms. Vivienne Baxter

•             Fax: +44 (0)20 7020 7620

•             E-mail: jutta_brown@westlb.co.uk/vivienne_baxter@westlb.co.uk

BANK OF SCOTLAND, Sucursal en España

•             Address: Paseo de la Castellana, 52. Tercera Planta, 28046 Madrid

•             Attention: Mr. Andrew Mason/Ms. Alice Mortier/Ms. Gema Garrido

•             Fax: +34 91 745 41 51

•             E-mail: andrew_mason@bankofscotland.co.uk /alice_mortier@bankofscotland.co.uk /gema_garrido@bankofscotland.co.uk

DEUTSCHE BANK AG London

•             Address: Winchester House, 1 Great Winchester Street, London EC2N 2DB

•             Attention: Ms. Anne Gravier/Mr. Marc Barry/ Mr. Jurgen Stein

•             Telefax: +44 207 5451868/+44 207 5451868/+44 207 5451239

•             E-mail: anne.gravier@db.com/marc.barry@db.com/jurgen.stein@db.com

COÖPERATIEVE CENTRALE RAIFFEISEN-BOERENLEENBANK, B.A. SUCURSAL EN ESPAÑA

•             Address: C/ Padilla, 30 28006 Madrid

•             Attention: Mr. Juan de Porras Aguirre/Ms. Ylse Dophemont

•             Fax: +34 91 436 40 20

•             E-mail: juan.deporras@rabobank.com/ylse.dophemont@rabobank.com

MONTES DE PIEDAD Y CAJAS DE AHORRO DE RONDA, CÁDIZ, ALMERÍA, MÁLAGA Y ANTEQUERA, UNICAJA

•             Address: Avda. Andalucía 10-12, 29007-Málaga

•             Attention: Mr. Ángel Tapia Ortiz/Mr. Manuel Vázquez

•             Fax: +34 95 213 80 85

•             E-mail: Sindicados@unicaja.es

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

•             Address: Vía de los Poblados, s/n - 4ª Planta, 28033-Madrid

•             Attention: Mr. Javier Granero Rosell/Mr. José Luis Madrid López

•             Fax: +34 91 3744140/+34 91 5370947

•             E-mail: jgranero@grupobbva.com/jluis.madrid@grupobbva.com

CAJA DE AHORROS DEL MEDITERRÁNEO

•             Address: C/ Óscar Espla 37, 03007-Alicante

•             Attention: Ms. Remedios Climent/Ms. Clara Quereda

•             Fax: +34 96 590 61 76

•             E-mail: camsindicados@cam.es

CAJA DE AHORROS DE VALENCIA, CASTELLÓN Y ALICANTE, BANCAJA

•             Address: Avda. Cardenal Benlloch 69, 46021-Valencia

•             Attention: Mr. José Boscá Ortola, Administración de Créditos

•             Fax: +34 96 387 56 70

•             E-mail: Jbosca@bcj.gbancaja.com

CAJA INSULAR DE AHORROS DE CANARIAS

•             Address: C/ Triana 20,  3ª planta, 35002  Las Palmas de Gran Canaria

•             Attention: Mr. Francisco Ramos Déniz/Ms. María Isabel Hernández Betancor

•             Fax: +34 928 00 26 62

•             E-mail: Francisco.Ramos@lacajadecanarias.es /Maria.Hernandezb@lacajadecanarias.es

CAJA DE AHORROS PROVINCIAL SAN FERNANDO DE SEVILLA Y JEREZ

•             Address: Pza. San Francisco 1, 41004-Sevilla

•             Attention: Ms. Fátima Laguillo/Mr. Juan Gallego Sánchez

•             Fax: +34  95 459 72 00

•             E-mail: flaguillo@cajasanfernando.es/jgallego@cajasanfernando.es

CAIXA DE AFORROS DE VIGO, OURENSE E PONTEVEDRA, CAIXANOVA

•             Address: Avda. García Barbón, 1 y 3, 36201-Vigo (Pontevedra), Dpto Mercado de Capitales

•             Attention: Mr. Gregorio García/Mr. José Silva

•             Fax: +34 986 82 83 46

•             E-mail: ggarcia@caixanova.com

CAJA DE AHORROS Y MONTE DE PIEDAD DE ZARAGOZA, ARAGÓN Y RIOJA

•             Address: Pza. Basilio Paraíso 2, 50008-Zaragoza

•             Attention: Mr. José Mª Olivera/Mr. Luis Martínez

•             Fax: +34 976 76 74 60

•             E-mail: jmolivera@ibercaja.es

CAJA DE AHORROS DE CASTILLA LA MANCHA

•             Address: Pza. Parque San Julián 20, 16002-Cuenca

•             Attention: Ms. Montserrat Marzo/Mr. José Antonio Férreo

•             Fax: +34 969 17 73 17

•             E-mail: mmarzr@ccm.es/jferrd@ccm.es

CAJA DE AHORROS DE MURCIA

•             Address: Avda. Juan Carlos I, Edificio Caja Murcia 30010-Murcia

•             Attention: Mr. Juan Martínez Muñoz

•             Fax: +34 968 36 19 87

•             E-mail: h19@cajamurcia.com/jmartinezprestamos@cajamurcia.com

23.3.           Change of address

No change in the addresses mentioned above shall be effective unless the Agent or Cableuropa, as the case may be, has received notice of that change at least five (5) days before the change. Such notice shall include complete information as to the new address for notices. In the event of an assignment, the address of the assignee shall be the address communicated to the Agent in the related assignment notice.

24.                     MISCELLANEOUS

24.1.           Amendments

24.1.1 This Agreement may be modified by means of an agreement of the Borrowers and the Majority of Lenders. The amendment shall only be valid if that agreement is notarised by the Borrowers and the Agent, on behalf of all the Lenders.

Notwithstanding the foregoing, the prior consent of all the Lenders shall be required for the following amendments to the Agreement:

(a)                        amendments that amount to an advantage or disadvantage for one or more Lenders with respect to one or more of the other Lenders in respect of any payment obligations and means of payment;

(b)                       amendments that impose new or additional restrictions to the credit rights of any Lender or to the means of collection of such credit rights, unless the consent of the affected Lender or Lenders is obtained;

(c)                        amendments in the Maximum Available Amount or the Amount of each Tranche;

(d)                       amendments to the repayment schedule (including changes in the repayment dates and repayment percentages), or to the Final Maturity Date of any Tranche;

(e)                        amendments to the date or length of the Availability Period of any Tranche or to the dates set for the payment of interest or fees;

(f)                          changes in the types of interest rate or the Margin or the Guarantee Fee or in the system for calculation and/or settlement thereof, or changes in the amount of fees or in the method for the calculation and/or settlement thereof;

(g)                       changes in the currency stipulated in the Agreement for each payment;

(h)                       amendments to Clauses 10 or 11;

(i)                           changes in the definition of Majority of Lenders or in the definition of Borrowers;

(j)                           changes in the definition of Release Event;

(k)                        any change amounting to the cancellation, waiver or reduction of the collateral provided or to be provided under the Security Agreements, unless they are replaced on a like for like basis;

(l)                           any amendment to this Clause 24.1; and

(m)                     any amendment affecting or altering the rights and/or obligations of the Agent.

Any waiver under this Agreement which affects any of the issues listed in paragraphs (a) to (m) of this Clause 24.1.1 shall require the prior consent of all the Lenders.

24.1.2 In the event that the consent of all the Lenders were required, whether to amend the Agreement according to the foregoing paragraph or to adopt any decision requiring that unanimous consent (including any waiver under this Agreement affecting any of the issues listed in paragraphs (a) to (m) of Clause 24.1.1), if Cableuropa obtained the consent of Lenders holding, at any time, a participation higher than 85% in the Maximum Available Amount, Cableuropa shall be entitled to oblige, within a term of fifteen (15) days of the date on which Cableuropa was given notice of the denial of its request, the dissenting Lenders to assign at par their contractual position in the Credit Facilities to an Eligible Lender selected by Cableuropa. For such purpose, the provisions of Clauses 20.1.5 and 20.1.6 of this Agreement shall apply mutatis mutandis and Cableuropa shall assume any and all costs and expenses, if any, arising from such assignment.

24.2.           Waivers

Failure to exercise or delay in exercising a right or remedy provided for in this Agreement shall not be deemed a waiver of that particular right or remedy or a waiver of any other rights or remedies hereunder, and the individual or partial exercise of a right or remedy provided for in the Agreement shall not prevent the further exercise of such right or remedy or of any other right or remedy in the future.

24.3.           Severability

The invalidity, nullity or unenforceability of any Clause of this Agreement shall not affect or prejudice the enforceability of the other Clauses of this Agreement. Likewise, it is the intention of the Parties to replace any invalid, null or unenforceable term or Clause with a valid and enforceable Clause on terms as similar as possible to the invalid, null or enforceable Clause.

24.4.           Language

This Agreement is executed in the Spanish and the English language. In the event of any discrepancy between both versions, the Spanish version shall prevail for all purposes over the English version.

24.5.           Entire agreement

This Agreement supersedes any previous oral or written contracts or agreements, whether binding or not, regarding the subject matter of this Agreement executed between the Parties, or by any of them or companies of their respective groups.

24.6.           VAT and Tax on Equity Transfers and Documented Legal Acts

The Parties declare that this Agreement constitutes a transaction subject to Value Added Tax (Impuesto sobre el Valor Añadido), but is exempt therefrom pursuant to Article 20, Section 1, Number 18, Subsection (c) of Law 37/1992, of 28 December. Likewise, this Agreement and the Credit Facilities contemplated herein are not subject to the Tax on Equity Transfers and Documented Legal Acts (Impuesto sobre Transmisiones Patrimoniales y Actos Jurídicos Documentados) pursuant to Articles 7.5 and 31.2 of the Restated Law for such tax approved by Royal Decree 828/1995 of 24 September.

24.7.           Days

Any references in this Agreement to “days”, unless otherwise expressly provided, shall be deemed to be made to calendar days.

25.                     APPLICABLE LAW AND JURISDICTION

25.1.           Applicable law

This Agreement shall be governed by the Spanish common law.

25.2.           Jurisdiction

The Parties, expressly waiving their own jurisdiction, expressly and irrevocably submit to the Courts and Tribunals of the City of Madrid for any dispute that may arise from the interpretation, validity or performance of this Agreement.

Cableuropa, S.A.U.
P.p.

Signatories: Mr. Eugenio Galdón Brugarolas	Mr. Richard David Alden
D.N.I. No. 15770020-R	N.I.E. No. X-2543350-X

Retecal Operadora de Telecomunicaciones de Castilla y León, S.A.U.

Valencia de Cable S.A.U.

Mediterránea Norte Sistemas de Cable, S.A.U.

Mediterránea Sur Sistemas de Cable, S.A.U.

P.p.

Signatory: Mr. Richard David Alden
N.I.E. No. X-2543350-X

ABN AMRO BANK, N.V. Sucursal en España
P.p.

Signatories: Ms. Iliana Vladimirova Paskova	Mr. Fernando González Romero
Passport No. 336658420	N.I.F No. 07868424-D

Caja de Ahorros de Valencia, Castellón y Alicante
P.p.

Signatory: Mr. Vicente-Ramón Rozalén Fortea
D.N.I. No. 22.639.569-W

Bank of Scotland, Sucursal en España
P.p.

Signatories: Mr. Ignacio Antonio Alario Sánchez-Valladares	Mr. Máximo del Río Ortiz
D.N.I. No. 5.427.615-Y	D.N.I. No. 50.310.552-F

BNP Paribas, S.A. acting through its Spanish Branch
P.p.

Signatories: Mr. Ramiro Mato García Ansorena	Mr. Francisco de Asís González de Valle de la Brena
D.N.I. No. 50.667.282-F	D.N.I. No. 50.712.914-F

Caixa d’Estalvis de Catalunya
P.p.

Signatories: Mr. Óscar Sánchez Bargos	Mr. Agustí Faus Riera
D.N.I. No. 837.908-H	D.N.I. No. 38.052.439-C

Caixa de Aforros de Vigo, Ourense e Pontevedra
P.p.

Signatory: Mr. Pablo Francisco Herrero Martínez
D.N.I. No. 01084898-B

Caja de Ahorros del Mediterráneo
P.p.

Signatory: Mr. Ignacio Cubillo Santamaría
D.N.I. No. 5.380.719

Caja de Ahorros de Castilla la Mancha
P.p.

Signatories: Ms. María Victoria Carrasco Padilla	Ms. María dolores Romero Martínez
D.N.I. No. 4.591.461-V	D.N.I. No. 44.379.877-C

Caja Insular de Ahorros de Canarias
P.p.

Signatory: Mr. Luis Sánchez-Guerra Roig
D.N.I. No. 51.349.453-K

Caja de Ahorros de Murcia
P.p.

Signatory: Mr. Alfonso Estrada Fernández-Hontoria
D.N.I. No. 50.829.764-V

Caja de Ahorros Provincial San Fernando de Sevilla y Jerez
P.p.

Signatory: Mr. José Luis Pérez Pérez
D.N.I. No. 51.320.437-P

Calyon, Sucursal en España
P.p.

Signatories: Mr. Juan Evaristo Fábregas Sasiaín	Ms. Myriam Cantero Suárez
D.N.I. No. 14.880.020-D	D.N.I. No. 799921-G

Deutsche Bank AG, London
P.p.

Signatory: Mr. Juergen Stein
Passport No. 2138176260

Fortis Bank, S.A./N.V. UK Branch
P.p.

Signatory: Mr. Dean Byrne
Passport No. 023113754

Caja de Ahorros y Monte de Piedad de Zaragoza, Aragón y Rioja
P.p.

Signatory: Mr. Pedro Manuel Dolz Tomey
D.N.I. No. 29.102.335-K

Instituto de Crédito Oficial
P.p.

Signatory: Mr. Carlos Luceño Sánchez
D.N.I. No. 51.369.482-V

Caixa d’Estalvis i Pensions de Barcelona
P.p.

Signatories: Mr. Juan Antonio Pérez Goñi	Mr. Ángel García Llamazares
D.N.I. No. 22.721.573-B	D.N.I. No. 14.860.370-R

The Royal Bank of Scotland, plc
P.p.

Signatory: Mr. Juan Carlos García Centeno
D.N.I. No. 00812421-S

Banco de Sabadell, S.A.
P.p.

Signatories: Mr. José Carlos Hernández Bertomeu	Mr. Juan Jiménez Delgado
D.N.I. No. 694.691-E	D.N.I. No. 33.878.067-X

Banco Santander Central Hispano, S.A.
P.p.

Signatories: Mr. Mariano Olmeda Sarrión	Mr. Tomás González Peña
D.N.I. No. 50.302.503-P	D.N.I. No. 17.135.320

Societé Generale, S.A.
P.p.

Signatories: Ms. Eva Piera Rojo	Mr. Vicente Iglesias Díez
D.N.I. No. 7.489.673-E	D.N.I. No. 00392684-M

Montes de Piedad y Cajas de Ahorro de Ronda, Cádiz, Almería, Málaga y Antequera
P.p.

Signatories: Mr. Francisco Linde Cirujano	Mr. Antonio Avilés Mayorga
D.N.I. No. 25.040.165-L	D.N.I. No. 24.776.324-B

WestLB AG, London Branch
P.p.

Signatories: Mr. Andrew Feary	Mr. Berto Nuvoloni
Passport. No. 019199491	Residence Id. Card No. X-0973980

Banco Español de Crédito, S.A.
P.p.

Signatories: Mr. Jaime Ybarra Loring	Mr. José Ignacio Martín Aguirre
D.N.I. No. 28.722.752-F	D.N.I. No. 28.866.022-X

Banco Bilbao Vizcaya Argentaria, S.A.
P.p.

Signatories: Mr. Pedro Luis Michelena Izquierdo	Mr. Armando Barturen Panera
D.N.I. No. 22.700.596-X	D.N.I. No. 5.382.213-Y

Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A., Sucursal en España
P.p.

Signatories: Mr. Carlos Gómez-Arroyo Blázquez	Mr. Juan de Porras Aguirre
D.N.I. No. 5.215.975-N	D.N.I. No. 24.194.191-P

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cableuropa, S.A.U.

By:	/s/ Richard Alden
Name: Richard Alden
Title: Chief Executive Officer

14 February 2005